Prospectus
                                                      Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-57715
                                                                     May 3, 2000

Triton PCS, Inc.
$511,989,000
11% Senior Subordinated Discount Notes due 2008

This prospectus has been prepared for and is to be used by J.P. Morgan Securities Inc. and Chase Securities Inc. in connection with offers and sales of the notes related to market-making transactions in the over-the-counter market at negotiated prices related to prevailing market prices at the time of sale. Triton PCS, Inc. will not receive any of the proceeds of these sales. J.P. Morgan Securities Inc. and Chase Securities Inc. may act as principals or agents in such transactions. The closing of the offering referred to in this prospectus, which constituted the delivery of the notes by Triton, occurred on October 30, 1998. See "Plan of Distribution."


      The Company:

                                          The Notes:

      . We are in the wireless            . Aggregate Principal Amount
        broadband personal                  at Maturity: $511,989,000
        communication services
        industry.

                                          . Maturity Date: May 1,
                                            2008.


                                          . Interest Payment: Semi-
      . Triton PCS, Inc. 1100               annually on each May 1 and
        Cassatt Road Berwyn,                November 1. Triton will
        Pennsylvania 19312                  not make cash interest
        (610) 651-5900                      payments on the notes
                                            until May 1, 2003.


      Trading Format

      . The notes are eligible for        . Redemption: The notes will
        trading in The Portal               be redeemable on or after
        Market, a subsidiary of             May 1, 2003. Up to 35% of
        The Nasdaq Market, Inc.             the aggregate principal
        The notes also may be sold          amount at maturity of the
        in the over-the-counter             notes are redeemable prior
        market, in negotiated               to May 1, 2001 with net
        transactions or through a           proceeds from one or more
        combination of such                 equity offerings.
        methods.

                                          . Ranking: The notes and
                                            guarantees are general,
                                            unsecured obligations of
                                            ours and our subsidiaries
                                            and rank subordinate in
                                            right of payment to all
                                            current and future senior
                                            debt.

This investment involves risk. See Risk Factors beginning on page 4.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the ac-curacy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                               Table of Contents

                                      Page
Prospectus Summary .................    1
Risk Factors........................    4
Use of Proceeds.....................   10
Selected Historical Consolidated
 Financial Data.....................   11
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   13
Description of Triton...............   20
Management..........................   36
Security Ownership..................   41

                                                                       Page
Certain Relationships and Related Transactions........................  42
Description of Credit Facility........................................  48
Description of Notes..................................................  49
Book-Entry; Delivery and Form.........................................  73
Certain United States Federal Income Tax Consequences.................  75
Plan of Distribution..................................................  81
Legal Matters.........................................................  81
Experts...............................................................  81
Available Information.................................................  81

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as anticipate, believe, could, estimate, expect, intend, may, should, will and would or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position, or state other forward-looking information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed in the Risk Factors section in this prospectus, as well as any cautionary language in this prospectus, provide examples of risk, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should be aware that the occurrence of the events described in this prospectus could have a material adverse effect on our business, results of operations and financial position.

                               Prospectus Summary

This summary highlights selected information about Triton and the notes offered by this prospectus. It does not contain all of the information that is important to you. To understand the offer of notes fully and for a more complete description of the legal terms of the notes, you should carefully read this entire prospectus, including the financial statements and the related notes to the financial statements.

                                     Triton

We are a rapidly growing provider of wireless personal communications services in the southeastern United States. Our personal communications services licenses cover approximately 13 million potential customers in a contiguous geographic area encompassing portions of Virginia, North Carolina, South Carolina, Tennessee, Georgia and Kentucky. In February 1998, we entered into a joint venture with AT&T, our largest equity sponsor. As part of the agreement, AT&T contributed personal communications services licenses for 20 MHz of authorized frequencies covering 11 million potential customers within defined areas of our region in exchange for an equity position in Triton. Since that time, we have expanded our coverage area to include an additional 2 million potential customers through acquisitions and license exchanges with AT&T. As part of the transactions with AT&T, we were granted the right to be the exclusive provider of wireless mobility services using equal emphasis co-branding with AT&T within our region. We believe our markets are strategically attractive because of their proximity to AT&T's wireless systems in the Washington, D.C., Charlotte, North Carolina and Atlanta, Georgia markets, which collectively cover a population of more than 27 million individuals. Our market location is attractive as we are the preferred provider of wireless mobility services to AT&T's digital wireless customers who roam into our markets. Our strategy is to provide extensive coverage to customers within our region, to offer our customers coast-to-coast coverage and to benefit from roaming revenues generated by AT&T's and other carriers' wireless customers who roam into our covered area. Our management team is led by Michael Kalogris and Steven Skinner, the former Chief Executive Officer and Chief Operating Officer of Horizon Cellular Group, respectively.

                                   The Notes

Securities Outstanding.... $511,989,000 in aggregate principal amount at maturity of 11% senior discount notes due 2008.

Maturity Date............. May 1, 2008

Yield and Interest........ 11% per year, computed on a semiannual bond equivalent basis, calculated from May 4, 1998. Cash interest will not accrue prior to May 1, 2003. Commencing on November 1, 2003, cash interest will be payable semiannually on May 1 and November 1, the interest payment dates.

Original Issue Discount... Each note was offered at an original issue discount for federal income tax purposes. Although cash interest will not accrue on the notes prior to May 1, 2003, original issue discount accrues on the notes up to May 1, 2003 and will be included as interest income periodically in a holder's gross income for federal income tax purposes in advance of receipt of the cash payments to which the income is attributable. Original issue discount is the difference between the principal amount at maturity and the issue price of the notes. See "Certain United States Federal Tax Considerations."

Optional Redemption....... The notes are redeemable under the following conditions:

                           . the notes will be redeemable at our option, in whole or in part, at any time on or after May 1, 2003, at the redemption prices set forth in this prospectus, together with accrued and unpaid interest to the redemption date; and

                           . prior to May 1, 2001, we may redeem up to 35% of the aggregate principal amount at maturity of the notes with the net cash proceeds received from one or more equity offerings of Triton, Triton Holdings or a corporation set up specifically for the purpose of such an equity offering, at a redemption price of 111% of accreted value, plus accrued and unpaid interest, if any, to the redemption date.

Guarantee................. The notes are guaranteed on a joint and several basis by all of our subsidiaries that are direct or indirect obligors under, or in respect of, senior credit facilities. As of the date of this prospectus, all of our subsidiaries are guarantors on a full, unconditional, and joint and several basis and are wholly-owned by Triton. Triton Holdings, our direct parent and sole stockholder, is not a guarantor. The guarantees are unsecured obligations of the guarantors, subordinated in right of payment to all senior debt of the guarantors, including all of the guarantors' obligations under their guarantees of our credit facility.

Ranking................... The notes are our general unsecured obligations, subordinated in right of payment to all of our senior debt, including all of our obligations under our credit facility. The guarantees will be unsecured obligations of the guarantors, subordinated in right of payment to all senior debt of the guarantors, including all of the guarantors' obligations under their guarantees of the credit facility. As of December 31, 1999, Triton and the guarantors had $150.0 million of senior debt outstanding.

Change of Control......... Upon a change of control, each noteholder may require us to repurchase its notes, in whole or in part, at a purchase price equal to 101% of the notes' accreted value or the principal amount at maturity, as applicable, plus accrued and unpaid interest to the purchase date. Our credit facility will prohibit our purchase of outstanding notes prior to repayment of the borrowings under the credit facility. We cannot assure you that upon a change of control we will have sufficient funds to repurchase any of the notes.

Certain Covenants......... The indenture contains certain covenants that, among other things, limit our ability or the ability of any of our restricted subsidiaries to incur additional indebtedness, make certain types of restricted payments and investments, create liens, permit dividends or other payment restrictions to apply to subsidiaries, enter into certain types of transactions with affiliates or complete certain mergers, consolidations or similar transactions. In addition, in specific circumstances, we will be required to offer to purchase the notes at 100% of their accreted value or principal amount at maturity, as applicable, with the net proceeds of certain asset sales. These covenants are subject to a number of significant exceptions and qualifications.

  For additional information regarding the notes, see "Description of Notes."

                                  Risk Factors

This prospectus includes forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. Although we believe that our plans, intentions and expectations reflected in such forward-looking statements are reasonable, we cannot assure you that we will achieve those plans, intentions or expectations. We set forth below and elsewhere in this prospectus important factors that could cause actual results to differ materially from any forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth below. The safe harbor provisions of Section 27A of the Securities Act and Section 21E of the Exchange Act do not apply to the statements made in connection with this offering.

We have had, and expect to continue to have, operating losses.

We expect to incur operating losses and to generate negative cash flow from operating activities during the next several years while we develop and construct our personal communications services network and build our customer base. Now that we have completed our initial network configuration, our operating profitability will depend on our ability to:

  .  market our services successfully;

  .  achieve our projected market penetration;

  .  manage customer turnover rates effectively; and

  .  price our services competitively.

We cannot assure you that we will achieve or sustain operating profitability or positive cash flow from operating activities in the future. If we do not achieve and maintain operating profitability and positive cash flow from operating activities on a timely basis, we may not be able to meet our debt service requirements, including our obligations with respect to the notes.

Our build-out plan will require significant capital, and our substantial indebtedness could impair our ability to fund our capital requirements.

We will require substantial capital to complete the build-out of our network and market our personal communications services. Actual amounts of the funds we require may vary materially from these estimates. We would require additional funds in the event of significant departures from our current business plan, unforeseen delays, cost overruns, unanticipated expenses, regulatory changes, engineering design changes and other technological risks or if we acquire additional licenses. We engage, from time to time, in discussions with AT&T regarding possible acquisitions of additional personal communications services licenses from them. We may also engage in discussions regarding future acquisitions of cellular licenses within our currently licensed area. Sources of funding for our further financing requirements may include any or all of the following:

  .  vendor financing;

  .  public offerings or private placements of equity and debt securities;

  .  commercial bank loans;

  .  additional capital contributions from equity investors; and

  .  equipment lease financing.

Due to our highly leveraged capital structure, we cannot assure you that any other additional financing will be available to us, or, if it were available, that we could obtain financing on a timely basis, on terms acceptable to us and within the limitations contained in the indenture, the credit facility and any new financing arrangements. Failure to obtain any appropriate financing, should the need for it develop, could result in the delay or abandonment of our development and expansion plans and our failure to meet regulatory requirements. It could also impair our ability to meet our debt service requirements, including our obligations with respect to the notes, and could have a material adverse effect on our business.

The degree to which we are leveraged could have other important consequences to us and to noteholders, including increasing our vulnerability to:

  .  changes in general economic conditions;

  .  increases in prevailing interest rates; or

  .  competitive pressures on pricing.

In addition, the fact that we may be more leveraged than some of our competitors may become a competitive disadvantage.

We cannot assure you that we will successfully implement our business plan.

In order for us to complete our personal communications services network and to provide our wireless communications services to customers throughout our licensed area, we must successfully:

  . lease or otherwise obtain rights to a sufficient number of cell and switch sites;

  .  develop and implement sophisticated information systems;

  . complete the purchase and installation of equipment, build-out the phys-ical infrastructure and test the network; and

  . relocate microwave paths of existing users that may otherwise impair op-erations.

We cannot assure you that these events will occur on a timely basis or on the cost basis that we have assumed, or at all. Implementation of the network involves various risks and contingencies, many of which are not within our control and all of which could have a material adverse effect on the implementation of our system should there be delays or other problems.

Site Acquisition. Successful implementation of our personal communications services network will depend, to a significant degree, upon our ability to lease or otherwise obtain rights to cell sites for the location of our base station equipment. In many cases, we may need to obtain zoning variances or other local governmental or third-party approvals or permits. In addition, changes to our radio frequency design as a result of difficulties in the site acquisition process could have a negative impact on our ability to complete the build-out of our network in a timely fashion, which could cause delays or limitations in the operation of our initial configuration. Our inability to lease or otherwise obtain rights to the cell sites we require under our radio frequency design or to obtain the requisite zoning and other local approvals in a timely and cost effective manner could have a material adverse effect on our business.

Commencement of Operations. Our schedule for the commencement of operations beyond our initial configuration is aggressive. Before we commence operations in a geographic area, we will need to, among other things, purchase and install network equipment, build out the physical infrastructure and test the network. We intend to continue installing a sophisticated, state-of-the-art network requiring adherence to a strict build-out design; therefore, we may experience system and construction delays prior to achieving full operation. Any delay in full operation of our network could have a material adverse effect on our financial condition and results of operations.

Relocation of Microwave Paths. For a period of up to five years after the grant of a personal communications services license, subject to extension, a licensee is required to share spectrum with existing microwave licensees that operate certain microwave paths within its licensed area. Personal communication services licensees are not permitted to interfere with such existing licensees, so we may be required to relocate those users to different frequency bands. We estimate that we must relocate a total of four microwave paths in our licensed area. In places where relocation is necessary to permit operation of our system, any delay in the relocation of these licensees may adversely affect our ability to commence commercial operations, which could have a material adverse effect on our business. We cannot assure you that we can achieve the relocation of incumbent microwave operators for the amount currently estimated or at all. In addition, the actual amounts of funds required may vary materially from these estimates. See "--We are dependent on our FCC licenses, and our business could be harmed by adverse regulatory changes" and "The Wireless Communications Industry--Regulation."

Our success is tied to the success of AT&T's wireless strategy, and AT&T's interests may conflict with ours.

AT&T has entered into, and may enter into, similar joint venture agreements with other companies in other major trading areas according to its nationwide personal communications services build-out strategy. Our results of operations are highly dependent on our relationship with AT&T and AT&T's other joint ventures' success as wireless services providers. AT&T and its other joint ventures are subject, to varying degrees, to the economic, administrative, logistical and other risks set forth in this prospectus. We cannot assure you that AT&T's other joint ventures' personal communications services operations will be successful. In 1998, AT&T merged with TeleCommunications, Inc. We do not believe that this merger will have any adverse impact on our affiliation with AT&T. See "The Wireless Communications Industry--Competition."

Our interests may conflict with those of AT&T, and we cannot assure you that any such conflict will be resolved in our favor. Under the terms of our stockholders' agreement, AT&T has the right to nominate one of Triton Holdings' seven directors. Under the terms of a securities purchase agreement with AT&T, among others, AT&T does not owe us any duty, except to the extent expressly set forth in the securities purchase agreement and the other agreements with AT&T. Officers and directors generally do not have fiduciary duties to holders of debt securities such as the notes.

Under the terms of our stockholders' agreement, we are required to enter into a resale agreement at AT&T's request. The resale agreement will allow AT&T to sell access to, and usage of, our services in our licensed area on a nonexclusive basis. AT&T may be able to develop its own customer base in our licensed area during the term of the resale agreement. In addition, AT&T's termination rights under the stockholders' agreement, if it engages in specified business combinations, could result in increased competition detrimental to our business if AT&T exercises those rights. We cannot assure you that AT&T will not enter into such a business combination, and the termination of the non-compete and exclusivity provisions of the stockholders' agreement could have a material adverse effect on our operations.

The wireless communications industry is relatively new and unproven.

Personal communications services systems have a limited operating history in the United States, and we cannot assure you that our operation of these systems in our markets will become profitable. In addition, we cannot estimate with any degree of certainty the extent of potential demand for personal communications services in our markets. Our inability to establish and successfully market personal communications services could have a material adverse effect on our financial condition and results of operations.

The wireless telecommunications industry is experiencing significant technological change, as evidenced by the increasing pace of digital upgrades in existing analog wireless systems, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. The extent of customer demand remains uncertain, as does the extent to which airtime and monthly access rates may continue to decline. As a result, our future prospects and those of the industry also remain uncertain.

We are dependent on our FCC licenses and our business could be harmed by adverse regulatory changes.

The FCC regulates the licensing, construction, operation, sale and interconnection arrangements of wireless telecommunications systems to varying degrees, as do some state and local regulatory agencies. In addition, the FCC, in conjunction with the FAA, regulates tower marking and lighting. We cannot assure you that either the FCC, the FAA or the state and local agencies having jurisdiction over our business will not adopt regulations or take other actions that would adversely affect our business.

Our principal assets are our licenses from the FCC to provide cellular and personal communications services. Our loss of any of those licenses would have a material adverse effect on our business. Our FCC licenses are subject to renewal and revocation. The FCC initially granted AT&T the personal communications services licenses on June 23, 1995. As the licensee for those licenses, we must construct facilities that offer coverage to one-third of the population of our service areas within five years of the initial FCC grants to AT&T and coverage to two-thirds of the population within ten years. Licensees who fail to meet these coverage requirements are subject to forfeiture of the license. We believe that our facilities currently cover at least one-third of the population in our service area, and we expect to comply with the remaining coverage requirements within the requisite time period. See "The Wireless Communications Industry--Regulation."

Our success depends on our ability to attract and retain qualified personnel.

A small number of key executive officers manage our business. Their loss could have a material adverse effect on our operations. We believe that our future success will also depend in large part on our continued ability to attract and retain highly qualified technical and management personnel. We believe that there is and will continue to be intense competition for qualified personnel in the personal communications services equipment and service industry as the emerging personal communications services market develops, and we cannot assure you that we will be successful in retaining our key personnel or in attracting and retaining other highly qualified technical and management personnel. We do not presently maintain key man life insurance on any of our executives or other employees.

We will likely incur operating costs due to fraud.

As do most companies in the wireless industry, we will likely incur costs associated with the unauthorized use of our network, including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud impacts interconnection costs, capacity costs, administrative costs, fraud prevention costs and payments to other carriers for unbillable fraudulent roaming.

Our technological infrastructure could become obsolete, resulting in costly upgrades or replacement.

We have employed digital wireless communications technology using the new time division multiple access/IS-136 standards. Other digital technologies may ultimately prove to be more advantageous than time division multiple access. If another technology becomes the preferred industry standard, we may be at a competitive disadvantage, and competitive pressures may require us to change our digital technology at substantial cost. We cannot assure you that we could respond to those pressures and implement new technology on a timely basis, or at an acceptable cost. If time division multiple access technology becomes obsolete at some time in the future, and we are unable to effect a cost-effective migration path, it could materially and adversely affect our financial condition, results of operations and liquidity. We cannot assure you that time division multiple access/IS-136 standards will always meet or exceed the capabilities and quality of other technologies. See "Description of Triton--Time Division Multiple Access Digital Technology."

Radio frequency emissions could be harmful.

Media reports have suggested that certain radio frequency emissions from wireless handsets may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Concerns over radio frequency emission may have the effect of discouraging use of wireless handsets, which could have an adverse effect upon our business. During the past two years, the FCC has updated the guidelines and methods it uses for evaluating radio frequency emissions from radio equipment, including wireless handsets. In addition, interest groups have requested that the FCC investigate claims that time division multiple access and other digital technologies pose health concerns and cause interference with hearing aids and other medical devices. Although the updates impose new restrictive standards on radio frequency emissions from lower power devices such as wireless handsets, all wireless handsets we plan to offer our customers will comply with the proposed standards. In September, 1999 the FCC adopted an Order requiring telecommunications providers, including Triton, to offer equipment and services that are accessible to persons with disabilities, if the equipment can be made available without much difficulty or expense.

Our debt instruments restrict our business.

The documents governing our indebtedness, including our credit facility and the indenture governing the notes, contain significant covenants that limit our and our subsidiaries' ability to engage in various transactions and, in the case of the credit facility, require satisfaction of specified financial performance criteria. In addition, under each of these documents, the occurrence of specific events, in some cases after notice and grace periods, would constitute an event of default permitting acceleration of the respective indebtedness. These events include:

  .  failure to comply with a document's covenants;

  .  material inaccuracies of representations and warranties;

  .  specified defaults under or acceleration of other indebtedness; and

  .  events of bankruptcy or insolvency.

The limitations imposed by the documents governing our outstanding indebtedness and that of our subsidiaries are substantial, and failure to comply with them could have a material adverse effect on our business and the business of our subsidiaries. See "Description of Notes" and "Description of Credit Facility."

Payment of principal and interest on the notes is subordinate to our senior debt.

The notes and the guarantees are unsecured obligations of ours and of our subsidiaries and are subordinated in right of payment to all current and future senior debt, including indebtedness under our credit facility. As of December 31, 1999, Triton and the guarantors had $150.0 million of borrowings under the credit facility. In the event of a liquidation, dissolution, reorganization, bankruptcy or any similar proceeding, our assets and those of our subsidiaries will be available to pay obligations on the notes and the guarantees only after our senior debt has been paid in full. Accordingly, there may not be sufficient funds remaining to pay amounts due on all or any of the notes.

We have granted to our lenders under the credit facility a security interest in substantially all of our assets and those of each of our existing and subsequently acquired or organized domestic subsidiaries, including a first priority pledge of all of the capital stock of all of our domestic subsidiaries. In the event of a default on secured indebtedness, the parties granted security interests will have a prior secured claim on the capital stock of our subsidiaries as well as our assets and the assets of our subsidiaries. If the parties should attempt to foreclose on their collateral, our financial condition and the value of the notes would be materially adversely affected. See "Description of Notes" and "Description of Credit Facility."

We may not be able to repurchase the notes upon a change of control.

Our credit facility prohibits Triton from purchasing any of the notes and also provides that specific change of control events constitute a default. Any future credit agreements or other agreements relating to senior debt to which we become a party may contain similar restrictions and provisions. In the event a change of control occurs at a time when we are prohibited from purchasing the notes, we could seek to obtain the consent of our lenders to purchase the notes or attempt to refinance the borrowings that contain the prohibition. If we do not obtain this consent or repay these borrowings, we will remain prohibited from purchasing the notes by the relevant senior debt. In that case, our failure to purchase the tendered notes would constitute an event of default under the indenture which would, in turn, constitute a default under the credit facility and/or other senior debt. We cannot assure you that we will have sufficient resources to satisfy our repurchase obligation with respect to the notes following a change of control. See "Description of Notes."

Fraudulent Conveyance.

Various fraudulent conveyance laws have been enacted for the protection of creditors and may be used by a court to subordinate or avoid the notes or any of the guarantees in favor of other existing or future creditors. If a court in a lawsuit on behalf of any unpaid creditor of ours or any of our subsidiaries or a representative of those creditors were to find that, at the time we and our subsidiaries issued the notes and the guarantees, we or any of our subsidiaries:

  . intended to hinder, delay or defraud any existing or future creditor or contemplated insolvency with a design to prefer one or more creditors to the exclusion in whole or in part of others; or

  . did not receive fair consideration or reasonably equivalent value for issuing the notes or any of the guarantees; and

we or any of our subsidiaries:

  .  were insolvent;

  .  were rendered insolvent by reason of that issuance;

  . were engaged or about to engage in a business or transaction for which our remaining assets constituted unreasonably small capital to carry on our business; or

  . intended to incur, or believed that we or our subsidiary would incur, debts beyond the respective entity's ability to pay as they matured, the court could void our or our subsidiary's obligations under the notes and/or the guarantees and void the transactions. Alternatively, the noteholders' claims could be subordinated to claims of the other creditors. Based upon financial and other information currently available to us, we believe:

  . the notes and the guarantees were incurred for proper purposes and in good faith;

  .  we and our subsidiaries were solvent after issuing the notes; and

  . we and our subsidiaries were able to pay our debts as they matured, af-ter issuing the notes.

We also believe we had sufficient capital for carrying on our business following issuance of the notes and the guarantees.

There are tax consequences to the original issue discount on the notes.

We issued the notes at a substantial discount from their principal amount at maturity. As a result, noteholders generally will be required to include amounts in gross income for federal income tax purposes in advance of receipt of the cash payments to which such income is attributable. See "Certain United States Federal Tax Considerations--United States Holders--Original Issue Discount."

If a bankruptcy case is commenced by or against us under the U.S. Bankruptcy Code, noteholders' claims with respect to the principal amount of the notes may be limited to an amount equal to the sum of the initial issue price and that portion of the original issue discount that is not deemed to constitute unmatured interest for purposes of the U.S. Bankruptcy Code. Any original issue discount that was not amortized as of a bankruptcy filing would constitute unmatured interest of the notes.

Applicable high yield discount obligations.

The notes constitute applicable high yield discount obligations. Accordingly, we will not be entitled to deduct original issue discount accruing with respect to the notes until we actually pay those amounts. See "Certain United States Federal Tax Considerations--United States Holders--The AHYDO Rule."

You may not be able to resell the notes.

As of the date of this prospectus, the only registered holder of notes is Cede & Co., as The Depositary Trust Company's nominee. We believe that, as of the date of this prospectus, Cede & Co. is not an affiliate, as such term is defined in Rule 405 under the Securities Act, of ours. The notes are not listed on any securities exchange, but are eligible for trading in the Portal market. The notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities, our performance and other factors. We have been advised by the initial purchasers of the notes, including J.P. Morgan & Co. and Chase Securities, Inc., that they intend to make a market in the notes, as permitted by applicable laws and regulations; however, the initial purchasers are not obligated to do so and may discontinue any market-making activities at any time without notice. Therefore, we cannot assure you as to the liquidity of any market for the notes.

                                Use of Proceeds

We will not receive any proceeds from offers and sales of notes by J.P. Morgan & Co. and Chase Securities Inc. through their market-making activities.

Triton's net proceeds from the private offering of the notes were approximately $291.0 million, after deducting the initial purchasers' discounts and estimated transaction fees and expenses payable by Triton. We used $127.5 million of the proceeds from the offering for the Myrtle Beach acquisition and $96.6 million of the proceeds for the Norfolk acquisition. We used the remaining net proceeds to fund capital expenditures, including the build-out of our network, and for other general corporate purposes.

                Selected Historical Consolidated Financial Data

The following tables present selected financial data derived from audited financial statements of Triton for the period from March 6, 1997 to December 31, 1997 and the years ended December 31, 1998 and 1999. In addition, subscriber and customer data for the same periods are presented. The following financial information is qualified by reference to and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes appearing elsewhere in this prospectus.

                                            -----------------------------
                                            Period from
                                              March 6,
                                                1997
                                            (inception)
                                                 to
                                            December 31,   December 31,
                                                1997      1998     1999
(in thousands)                              ------------ ------- --------
Statement of Operations Data:
Revenues:
  Service                                         $  --  $11,172 $ 63,545
  Roaming                                            --    4,651   44,281
  Equipment                                          --      755   25,405
                                                  ------ ------- --------
    Total revenues                                   --   16,578  133,231
                                                  ------ ------- --------
Expenses:
  Costs of services and equipment                    --   10,466  107,521
  Selling and marketing                              --    3,260   59,580
  General and administrative                       2,736  15,589   42,354
  Non-cash compensation                              --    1,120    3,309
  Depreciation and amortization                        5   6,663   45,546
                                                  ------ ------- --------
    Total operating expenses                       2,741  37,098  258,310
Loss from operations                               2,741  20,520  125,079
Interest and other expense                         1,228  30,391   41,061
Interest and other income                              8  10,635    4,852
Gain on sale of property, equipment and
 marketable securities, net                          --      --    11,928
                                                  ------ ------- --------
Loss before taxes                                  3,961  40,276  149,360
Income tax benefit                                   --    7,536      --
                                                  ------ ------- --------
Net loss                                          $3,961 $32,740 $149,360
                                                  ====== ======= ========
Other Data:
Deficiency of earnings to fixed charges(1)        $3,961 $36,145 $166,660
                                                  ====== ======= ========

                                              -----------------
                                                December 31,
                                                1998     1999
(in thousands)                                -------- --------
Balance Sheet Data:
Cash and cash equivalents                     $146,172 $186,251
Working capital                                146,192  134,669
Property, plant and equipment, net             198,953  421,864
Total assets                                   686,859  979,797
Long-term debt and capital lease obligations   465,689  504,636
Shareholder's equity                           175,979  328,113

                                              ----------------------
                                                  December 31,
(in thousands, except subscriber and            1998        1999
customer data)                                ---------  -----------
Other Data:
Subscribers (end of period)                      33,844      195,204
Launched potential customers (end of period)    248,000   11,450,000
EBITDA(2)                                     $ (12,737) $  (76,224)
Cash flows from:
  Operating activities                        $  (4,130) $   (72,549)
  Investing activities                         (372,372)    (170,511)
  Financing activities                          511,312      283,139

---------------
(1) Earnings were inadequate to cover fixed charges in 1998 and 1999. For purposes of determining the deficiency of earnings to fixed charges, loss is defined as loss from continuing operations plus capitalized interest costs.

(2) "EBITDA" is defined as operating loss plus depreciation and amortization expense and non-cash compensation. EBITDA is a key financial measure but should not be construed as an alternative to operating income, cash flows from operating activities or net income (or loss), as determined in accordance with generally accepted accounting principles. EBITDA is not a measure determined in accordance with generally accepted accounting principles and should not be considered a source of liquidity. We believe that EBITDA is a standard measure commonly reported and widely used by analysts and investors in the wireless communications industry. However, our method of computation may or may not be comparable to other similarly titled measures of other companies.

               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations

Forward-Looking Statements

Triton uses and will use words or phrases such as will likely result, management expects, we expect, will continue, is anticipated, is estimated or similar expressions, including statements by an authorized executive officer or similar expressions made by a third party with respect to Triton, to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 in this Form S-4 and in our future filings with the SEC, in our press releases and in oral statements made with the approval of one of our authorized executive officers. We caution you not to place undue reliance on any such forward-looking statements, each of which speak only as of the date made. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those we presently anticipate or project. We have no obligation to release publicly the result of any revisions made to any forward-looking statements to reflect anticipated or unanticipated events or circumstances occurring after the date of such statements.

Introduction

The following discussion and analysis is based upon our financial statements as of the dates and for the periods presented in this section. You should read this discussion and analysis in conjunction with our financial statements and the related notes contained elsewhere in this report.

We were incorporated in October 1997. In February 1998, we entered into a joint venture with AT&T whereby AT&T contributed to us personal communications services licenses covering 20 MHz of authorized frequencies in a contiguous geographic area encompassing portions of Virginia, North Carolina, South Carolina, Tennessee, Georgia and Kentucky. As part of this agreement, AT&T became our largest equity holder, and we were granted the right to be the exclusive provider of wireless mobility services using equal emphasis co-branding with AT&T in our licensed markets.

On June 30, 1998, we acquired an existing cellular system serving Myrtle Beach and the surrounding area from Vanguard Cellular Systems of South Carolina, Inc. In connection with this acquisition, we began commercial operations and earning recurring revenue in July 1998. We integrated the Myrtle Beach system into our personal communications services network as part of our Phase I network deployment. Substantially all of our revenues prior to 1999 were generated by cellular services provided in Myrtle Beach. Our results of operations do not include the Myrtle Beach system prior to our acquisition of that system.

We began generating revenues from the sale of personal communications services in the first quarter of 1999 as part of Phase I of our personal communications services network build-out. Our personal communications services network build-out is scheduled for three phases. We completed the first phase of our build-out in the first half of 1999 with the launch of 15 markets and completed the second phase during the first quarter of 2000 launching 21 additional markets. We began the third phase of our network build-out which is expected to be completed by 2001.

Revenue

We derive our revenue from the following sources:

  Service. We sell wireless personal communications services. The various types of service revenue associated with wireless communications services for our subscribers include monthly recurring charges and monthly non-recurring airtime charges for local, long distance and roaming airtime used in excess of pre-subscribed usage. Our customers' roaming charges are rate plan dependent and based on the number of pooled minutes included in their plans. Service revenue also includes monthly non-recurring airtime usage charges associated with our prepaid subscribers and non-recurring activation and de-activation service charges.

  Equipment. We sell wireless personal communications phones and accessories that are used by our customers in connection with our wireless services.

  Roaming. We charge per minute fees to other wireless telecommunications companies for their customers' use of our network facilities to place and receive wireless services.

A particular focus of our strategy is to reduce subscriber churn. Industry data suggest that those providers, including personal communications services providers that have offered poor or spotty coverage, poor voice quality, unresponsive customer care or confusing billing suffer higher than average churn rates. Accordingly, we have launched, and will continue to launch, service in our markets only after comprehensive and reliable coverage and service can be maintained in that market. In addition, our billing systems have been designed to provide customers with simple, understandable bills and flexible billing cycles. We offer simplified rate plans in each of our markets that are tailored to meet the needs of targeted customer segments. We offer local, regional and national rate plans that include local, long distance and roaming services, as well as bundled minutes with multiple options, designed to suit customers' needs. Finally, proactive subscriber retention is an important initiative for our customer care program.

We believe our roaming revenues will be subject to seasonality. We expect to derive increased revenues from roaming during vacation periods, reflecting the large number of tourists visiting resorts in our coverage area. We believe that our equipment revenues will also be seasonal, as we expect sales of telephones to peak in the fourth quarter, primarily as a result of increased sales during the holiday season.

Costs and Expenses

Our costs of services and equipment include:

  Equipment. We purchase personal communications services handsets and accessories from third party vendors to resell to our customers for use in connection with our services. Because we subsidize the sale of handsets to encourage the use of our services, the cost of handsets is higher than the resale price to the customer. We do not manufacture any of this equipment.

  Roaming Fees. We incur fees to other wireless communications companies based on airtime usage by our customers on other wireless communications networks.

  Transport and Variable Interconnect. We incur charges associated with interconnection with other carriers' networks. These fees include monthly connection costs and other fees based on minutes of use by our customers.

  Variable Long Distance. We pay usage charges to other communications companies for long distance service provided to our customers. These variable charges are based on our subscribers' usage, applied at pre-negotiated rates with the other carriers.

  Cell Site Costs. We will incur expenses for the rent of towers, network facilities, engineering operations, field technicians, and related utility and maintenance charges.

Recent industry data indicate that transport, interconnect, roaming and long distance charges that we currently incur will continue to decline, due principally to competitive pressures and new technologies. Cell site costs are expected to increase due to escalation factors included in the lease agreements.

Other Expenses include:

  Selling and Marketing. Our selling and marketing expense includes the cost of brand management, external communications, retail distribution, sales training, direct, indirect, third party and telemarketing support.

  General and Administrative. Our general and administrative expense includes customer care, billing, information technology, finance, accounting, legal services, network implementation, product development, and engineering management. Functions such as customer care, billing, finance, accounting and legal services are likely to remain centralized in order to achieve economies of scale.

  Depreciation and Amortization. Depreciation of property and equipment is computed using the straight-line method, generally over three to twelve years, based upon estimated useful lives. Leasehold improvements are amortized over the lesser of the useful lives of the assets or the term of the lease. Network development costs incurred to ready our network for use are capitalized. Amortization of network development costs begins when the network equipment is ready for its intended use and is amortized over the estimated useful life of the asset. Our personal communications services licenses and our cellular license are being amortized over a period of 40 years.

  Non-cash compensation. We have recorded $21.3 million of deferred compensation associated with the issuances of common and preferred stock to employees. The compensation is being recognized over five years as the stock vests. In addition, we sold to certain directors and an officer, subject to stock purchase agreements, an aggregate of 3,400 shares of Holdings Series C preferred stock. Compensation expense was recognized for the excess of the fair market value at the date of issuance over the amounts paid.

  Interest Income (Expense) and other. Interest income is earned primarily on our cash and cash equivalents. Interest expense through December 31, 1999 consists of interest on our credit facility and our senior subordinated discount notes, net of capitalized interest. Other expenses include amortization of certain financing charges.

Our ability to improve our margins will depend on our ability to manage our variable costs, including selling general and administrative expense, costs per gross added subscriber and costs of building out our network. We expect our operating costs to grow as our operations expand and our customer base and call volumes increase. Over time, these expenses should represent a reduced percentage of revenues as our customer base grows. Management will focus on application of systems and procedures to reduce billing expense and improve subscriber communication. These systems and procedures will include debit billing, credit card billing, over-the-air payment and Internet billing systems.

Results of Operations

Year ended December 31, 1999 compared to the year ended December 31, 1998
Total revenue was $133.2 million and $16.6 million for the years ended December 31, 1999 and 1998, respectively. Service revenue was $63.5 million and $11.2 million for the years ended December 31, 1999 and 1998, respectively. Equipment revenue was $25.4 million and $0.8 million for the years ended December 31, 1999 and 1998, respectively. Roaming revenue was $44.3 million and $4.7 million for the years ended December 31, 1999 and 1998, respectively. This revenue was primarily related to launching 27 markets as part of our Phase I and Phase II network build-out.

Cost of service and equipment was $107.5 million and $10.5 million for the years ended December 31, 1999 and 1998, respectively. These costs were primarily related to launching 27 markets as part of our Phase I and Phase II network build-out.

Selling and marketing expenses were $59.6 million and $3.3 million for the years ended December 31, 1999 and 1998, respectively. The increase of $56.3 million was due to increased salary and benefit expenses for new sales and marketing staff and advertising and promotion associated with launching 27 markets as part of our Phase I and Phase II network build-out.

General and administrative expenses were $42.4 million and $15.6 million for the years ended December 31, 1999 and 1998, respectively. The increase of $26.8 million was due to the development and growth of infrastructure and staffing related to information technology, customer care and other administrative functions incurred in conjunction with the commercial launch of 27 markets during 1999.

Non-cash compensation expense was $3.3 million and $1.1 million for the years ended December 31, 1999 and 1998, respectively. This increase is attributable to the issuance of additional shares in 1999 and to an increase in the vesting of certain restricted shares as compared to the same period in 1998.

Depreciation and amortization expense was $45.5 million and $6.7 million for the years ended December 31, 1999 and 1998, respectively. This increase of $38.8 million was related to depreciation of our fixed assets, as well as the initiation of amortization on personal communications services licenses and the AT&T agreements upon the commercial launch of our Phase I and Phase II markets.

Interest expense was $41.1 million, net of capitalized interest of $12.3 million, and $30.4 million, net of capitalized interest of $3.5 million, for the years ended December 31, 1999 and 1998, respectively. The increase is attributable to increased borrowings as compared to the same period in 1998.

Interest income was $4.9 million and $10.6 million for the years ended December 31, 1999 and 1998, respectively. This reduction is due primarily to lower average cash balances resulting from the continued Phase I and Phase II build-out.

Gain on sale of property, equipment and marketable securities was $11.9 million for the year ended December 31, 1999, relating primarily to the gain recorded on the tower sale of $11.6 million, and the gain on the sale of marketable securities of $1.0 million, partially off set by a $0.8 million loss on the sale of furniture and fixtures. We recorded no gains on the sale of assets in 1998.

Income tax benefit for years ended December 31, 1999 and 1998 was $0 and $7.5 million, respectively. The decrease was due to the inability to recognize additional tax benefits in 1999.

Net loss was $149.4 million and $32.8 million for the years ended December 31, 1999 and 1998, respectively. The net loss increased $116.6 million primarily due to the initial launch of commercial service as discussed in the items above.

Year ended December 31, 1998 compared to the period from March 6, 1997 (Inception) to December 31, 1997

Total revenue for the year ended December 31, 1998 was $16.6 million, which was comprised of services, roaming and equipment revenues related to our Myrtle Beach operations, which we acquired in June 1998. We had no revenue for the period from March 6, 1997 to December 31, 1997.

Costs of services and equipment were $10.5 million for the year ended December 31, 1998. These costs were associated with our Myrtle Beach operations. We had no costs of services and equipment for the period from March 6, 1997 to December 31, 1997.

Selling and marketing costs were $3.3 million for the year ended December 31, 1998, relating primarily to advertising, marketing and promotional activities associated with our Myrtle Beach operations. We had no selling and marketing expense for the period from March 6, 1997 to December 31, 1997.

General and administrative expenses increased by $12.9 million to $15.6 million for the year ended December 31, 1998, as compared to the period from March 6, 1997 to December 31, 1997. The increase was due primarily to administrative costs associated with the Myrtle Beach network and our establishment of our corporate and regional operational infrastructure.

Non-cash compensation expense was $1.1 million for the year ended December 31, 1998, relating to the vesting of shares issued as compensation. We had no non-cash compensation for the period from March 6, 1997 to December 31, 1997.

Depreciation and amortization expense was $6.7 million and $5,000 for year ended December 31, 1998 and for the period from March 6, 1997 to December 31, 1997, respectively. This amount relates primarily to the depreciation of the tangible and intangible assets acquired in the Myrtle Beach transaction and amortization attributable to certain agreements executed in connection with the AT&T joint venture.

Interest expense was $30.4 million, net of capitalized interest of $3.5 million, and $1.2 million for the year end December 31, 1998 and for the period March 6, 1997 to December 31, 1997, respectively. No interest was capitalized in 1997. This increase is attributable to increased borrowings in the year ended December 31, 1998.

Interest and other income was $10.6 million and $8,000 for the year ended December 31, 1998 and for the period from March 6, 1997 to December 31, 1997, respectively. This amount relates primarily to interest income on our cash and cash equivalents.

For the year ended December 31, 1998, we recorded a tax benefit of $7.5 million related to temporary deductible differences, primarily net operating losses.

For the year ended December 31, 1998, our net loss was $32.7 million, as compared to $4.0 million for the period from March 6, 1997 to December 31, 1997. The net loss increased $28.7 million, resulting primarily from the items discussed above.

Liquidity and Capital Resources

We have funded, and expect to continue to fund, our capital requirements with:

  . the proceeds from Holding's initial public offering of common stock in October 1999;

  .  the proceeds from equity investments by Holding's shareholders;

  .  borrowings under our credit facility;

  . the proceeds from our offering of senior subordinated discount notes completed in 1998; and,

  .  the proceeds from the sale of our communications towers.

The construction of our network and the marketing and distribution of wireless communications products and services have required, and will continue to require, substantial capital. These capital requirements include license acquisition costs, capital expenditures for network construction, funding of operating cash flow losses and other working capital costs, debt service and financing fees and expenses. We estimate that our total capital requirements, assuming substantial completion of our network build-out, which will allow us to offer services to nearly 100% of the potential customers in our licensed area, from our inception until December 31, 2001 will be approximately $1.4 billion.

We believe that cash on hand and available credit facility borrowings will be sufficient to meet our projected capital requirements through the end of 2001. Although we estimate that these funds will be sufficient to build- out our network and to enable us to offer services to nearly 100% of the potential customers in our licensed area, it is possible that additional funding will be necessary.

Equity Contributions. In October 1999, Holdings completed an initial public offering of shares of its Class A common stock and raised approximately $190.2 million, net of $16.8 million of costs. The Company expects to use the proceeds for general corporate purposes, including capital expenditures in connection with the expansion of its personal communications services network, sales and marketing activities, and working capital.

As part of our joint venture agreement with AT&T, AT&T transferred personal communications services licenses covering 20 MHz of authorized frequencies in exchange for 732,371 shares of Holdings' Series A preferred stock and 366,131 shares of Series D preferred stock. The Series A preferred stock provides for cumulative dividends at a rate of 10% on the $100 liquidation value per share plus unpaid dividends. These dividends accrue and are payable quarterly; however, we may defer all cash payments due to the holders until June 30, 2008 and quarterly dividends are payable in cash thereafter. The Series A preferred stock is redeemable at the option of its holders beginning in 2018 and at our option, at its accreted value, on or after February 4, 2008. We may not pay dividends on, or, subject to specified exceptions, repurchase shares of, our common stock without the consent of the holders of the Series A preferred stock. The Series D preferred stock provides for dividends when, as and if declared by our board of directors and contains limitations on the payment of dividends on our common stock.

In connection with the consummation of the joint venture with AT&T, Holdings received contributions from institutional equity investors, as well as Michael Kalogris and Steven Skinner, in the aggregate amount of $140.0 million, in return for the issuance of 1.4 million shares of Series C preferred stock.

We also received equity contributions from our shareholders in the aggregate amount of $35.0 million in return for the issuance of 350,000 shares of Holdings Series C preferred stock in order to fund a portion of our acquisition of an existing cellular system in Myrtle Beach, South Carolina. In addition, we received equity contributions from our shareholders in the aggregate amount of approximately $30.1 million in return for the issuance of 165,187 shares of Series C preferred stock and 134,813 shares of Series D preferred stock in order to fund a portion of our Norfolk license acquisition.

On June 8, 1999, we completed an exchange of licenses with AT&T. We transferred licenses covering the Hagerstown and Cumberland, Maryland areas and received licenses covering the Savannah and Athens, Georgia areas. Holdings issued to AT&T 53,882 shares of Series A preferred stock and 42,739 shares of Series D preferred stock in connection with this exchange.

Credit Facility. On February 3, 1998, we entered into a loan agreement that provided for a senior secured bank facility with a group of lenders for an aggregate amount of $425.0 million of borrowings. On September 22, 1999, we entered into an amendment to that loan agreement under which the amount of credit available to us was increased to $600.0 million. The bank facility provides for:

  . $175.0 million senior secured Tranche A term loan maturing on August 4, 2006;

  . $150.0 million senior secured Tranche B term loan maturing on May 4, 2007;

  . $175.0 million senior secured Tranche C term loan maturing on August 4, 2006; and

  . $100.0 million senior secured revolving credit facility maturing on Au-gust 4, 2006.

The terms of the bank facility will permit us, subject to various terms and conditions, including compliance with specified leverage ratios and satisfaction of build-out and subscriber milestones, to draw up to $600.0 million to finance working capital requirements, capital expenditures, permitted acquisitions and other corporate purposes. Our borrowings under these facilities are subject to customary terms and conditions.

We must begin to repay the term loans in quarterly installments, beginning on February 4, 2002, and the commitments to make loans under the revolving credit facility are automatically and permanently reduced beginning on August 4, 2004. In addition, the credit facility requires us to make mandatory prepayments of outstanding borrowings under the credit facility, commencing with the fiscal year ending December 31, 2001, based on a percentage of excess cash flow and contains financial and other covenants customary for facilities of this type, including limitations on investments and on our ability to incur debt and pay dividends. As of December 31, 1999, we had drawn $150.0 million under the Tranche B term loan, which we expect to use to fund future operations.

New Accounting Pronouncements

On July 8, 1999, the Financial Accounting Standards Board issued SFAS No. 137, "Deferral of the Effective Date of SFAS 133," which defers the effective date of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" to all fiscal quarters of all fiscal years beginning after June 15, 2000. We are currently evaluating the financial impact of adoption of SFAS No. 133. The adoption is not expected to have a material effect on our consolidated results of operations, financial position or cash flows.

On April 3, 2000 the Financial Accounting Standards Board issued FIN 44, "Accounting for Certain Transactions Involving Stock Compensation--an Interpretation of APB 25" which clarifies, among other issues, (a) the definition of employee for purposes of applying Accounting Principles Board Opinion 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions in the Interpretation cover specific events that occur after December 15, 1998. To the extent that the Interpretation covers events occurring during the period after December 15, 1998, but before the effective date of July 1, 2000, the effects of applying the Interpretation are recognized on a prospective basis from July 1, 2000. Management is currently evaluating the impact, if any, the Interpretation will have on the Company's financial position or results of operation.

On March 24, 2000 the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101A which amends the implementation date of SAB 101, "Revenue Recognition", to the three month period ending June 30, 2000. SAB 101 provides guidance on the recognition, presentation, and disclosure of revenue in the financial statements. Management is currently assessing the impact, if any, the SAB will have on the Company's financial position or results of operations.

Inflation

We do not believe that inflation has had a material impact on operations.

Qualitative and Quantitative Disclosures about Market Risks

We are highly leveraged and, as a result, our cash flows and earnings are exposed to fluctuations in interest rates. Our debt obligations are U.S. dollar denominated. Our market risk therefore is the potential loss arising from adverse changes in interest rates. At December 31, 1999 the debt can be categorized as follows (dollars in thousands):

       Fixed interest rates:
         Senior subordinated debt.............................. $355,913
       Subject to interest rate fluctuations:
         Bank credit facility.................................. $150,000

Our interest rate risk management program focuses on minimizing exposure to interest rate movements, setting an optimal mixture of floating and fixed rate debt and minimizing liquidity risk. To the extent possible, we manage interest rate exposure and the floating to fixed ratio through our borrowings, but sometimes we use interest rate swaps to adjust our risk profile. We selectively enter into interest rate swaps to manage interest rate exposure only.

Interest Rate Risk Management Agreements

We utilize interest rate swaps to hedge against the effect of interest rate fluctuations on our senior debt portfolio. We do not hold or issue financial instruments for trading or speculative purposes. Through December 31, 1999, we entered into two interest rate swap transactions having an aggregate non-amortizing notional amount of $75 million. Both instruments terminate on December 4, 2003. As of December 31, 1998 and 1999, we were in a net gain position. Net gain or loss positions are settled quarterly. We pay a fixed rate (4.76% and 4.805%) and receive a floating rate, equivalent to the three month London interbank offered rate, on respective $40 million and $35 million notional amounts. A 100 basis point fluctuation in market rates would not have a material effect on our overall financial condition. Swap counterparties are major commercial banks.

Our cash and cash equivalents consist of short-termed assets having initial maturities of three months or less and are managed by high credit quality financial institutions. While these investments are subject to a degree of interest rate risk, it is not considered to be material relative to our overall investment income position.

The following table summarizes our off-balance sheet interest rate swap transactions outstanding at December 31, 1999:

                ---------------------------------------------------------------

     Term         Notional   Fixed Rate Variable Rate Net Receivable Fair Value
     ----         --------   ---------- ------------- -------------- ----------
12/8/98-12/4/03  $35,000,000   4.805%       6.12%        $33,272     $1,154,014
12/8/98-12/4/03  $40,000,000   4.760%       6.12%        $39,325     $1,393,070

Payments under each agreement are quarterly, commencing March 1999 and ending December 2003.

                             Description of Triton

Introduction

Triton PCS, Inc. and its subsidiaries are direct and indirect wholly owned subsidiaries of Triton PCS Holdings, Inc. In this report, we refer to Triton PCS Holdings, Inc. as "Holdings" and references to "Triton," "we" "us" and "our" are to Holdings and its direct and indirect subsidiaries collectively, unless the context requires otherwise.

Our principal offices are located at 1100 Cassatt Road, Berwyn, Pennsylvania 19312, and our telephone number at that address is (610) 651-5900. Our World Wide Web site address is http://www.tritonpcs.com. The information in our website is not part of this prospectus.

Overview

We are a rapidly growing provider of wireless personal communications services in the southeastern United States. Our personal communications services licenses cover approximately 13 million potential customers in a contiguous geographic area encompassing portions of Virginia, North Carolina, South Carolina, Tennessee, Georgia and Kentucky. In February 1998, we entered into a joint venture with AT&T, our largest equity sponsor. As part of the agreement, AT&T contributed personal communications services licenses for 20 MHz of authorized frequencies covering 11 million potential customers within defined areas of our region in exchange for an equity position in Triton. Since that time, we have expanded our coverage area to include an additional 2 million potential customers through acquisitions and license exchanges with AT&T. As part of the transactions with AT&T, we were granted the right to be the exclusive provider of wireless mobility services using equal emphasis co-branding with AT&T within our region. We believe our markets are strategically attractive because of their proximity to AT&T's wireless systems in the Washington, D.C., Charlotte, North Carolina and Atlanta, Georgia markets, which collectively cover a population of more than 27 million individuals. Our market location is attractive, as we are the preferred provider of wireless mobility services to AT&T's digital wireless customers who roam into our markets. Our strategy is to provide extensive coverage to customers within our region, to offer our customers coast-to-coast coverage and to benefit from roaming revenues generated by AT&T's and other carriers' wireless customers who roam into our covered area. Our management team is led by Michael Kalogris and Steven Skinner, the former Chief Executive Officer and Chief Operating Officer of Horizon Cellular Group, respectively.

Our network build-out is scheduled for three phases. In 1999, we completed Phase I and most of Phase II of this build-out and successfully launched personal communications services in 27 markets. We are now able to provide service to over 11.4 million individuals, or 87% of our potential customers. Our network in these 27 markets includes 1,014 cell sites and six switches. Since we began offering services in these 27 markets, our subscriber base and the number of minutes generated by non-Triton subscribers roaming onto our network have grown dramatically. During 1999, our subscriber base grew from 33,844 subscribers to 195,204 subscribers, and roaming minutes generated by non-Triton subscribers increased from approximately 0.7 million minutes per month to approximately 16.5 million minutes per month.

We expect to complete Phase II by the end of the first quarter of 2000, which will cover six additional markets, 1.6 million potential customers and 226 new cell sites. When Phase II is complete, we will be able to provide services to 98% of the potential customers in our licensed area.

Phase III of our network build-out will focus on covering major highways linking the cities in our licensed area, as well as neighboring cities where AT&T and other carriers use compatible wireless technology. We expect Phase III to be completed by year-end 2001 and to add approximately 1,050 cell sites and two switches to our network. Upon completion of Phase III, we will be able to provide services to 13 million potential customers, and our network will include approximately 2,300 cell sites and eight switches and span approximately 18,000 highway miles.

Our markets have attractive demographic characteristics for wireless communications services, including population growth rates that are higher than the national average and population densities that are 87% greater than the national average.

Our goal is to provide our customers with simple, easy-to-use wireless services with coast-to-coast service, superior call quality, personalized customer care and competitive pricing. We utilize a mix of sales and distribution channels, including a network of 60 company-owned retail stores, over 180 agents with 406 indirect outlets, including nationally recognized retailers such as Circuit City, Office Depot, Staples and Best Buy, and 82 direct sales representatives covering corporate accounts. We currently plan to add approximately 30 additional company-owned retail stores in 2000.

We believe that as a Member of the AT&T Wireless Network, we will attract customers by capitalizing on AT&T's national brand and its extensive digital wireless network. We have also entered into an agreement with two other Members of the AT&T Wireless Network, TeleCorp PCS and Tritel PCS, to operate with those affiliates under a common regional brand name, SunCom, throughout an area covering approximately 43 million potential customers primarily in the south-central and southeastern United States. We believe this arrangement will allow us to establish a strong regional brand name within our markets.

Strategic Alliance with AT&T

One of our most important competitive advantages is our strategic alliance with AT&T, the largest provider of wireless communications services in the United States. As part of its strategy to rapidly expand its digital wireless coverage in the United States, AT&T has focused on constructing its own network and making strategic acquisitions in selected cities, as well as entering into agreements with four independent wireless operators, including Triton, to construct and operate personal communications services networks in other markets.

Our strategic alliance with AT&T provides us with many business, operational and marketing advantages, including the following:

  . Recognized Brand Name. We market our wireless services to our potential customers giving equal emphasis to the SunCom and AT&T brand names and logos.

  . Exclusivity. We are AT&T's exclusive provider of facilities-based wire-less mobility communications services using equal emphasis co-branding with AT&T in our covered markets, and, from time to time, we may partic-ipate with AT&T in other programs.

  . Preferred Roaming Partner. We are the preferred carrier for AT&T's digi-tal wireless customers who roam into our coverage area.

  . Coverage Across the Nation. With the use of advanced multi-mode handsets which transition between personal communications services and cellular frequencies, our customers have access to coast-to-coast coverage through our agreements with AT&T, other Members of the AT&T Wireless Network and with other third-party roaming partners.

  . Volume Discounts. We receive preferred terms on certain products and services, including handsets, infrastructure equipment and administra-tive support from companies who provide these products and services to AT&T.

  . Marketing. We benefit from AT&T's nationwide marketing and advertising campaigns, including the success of AT&T's national rate plans, in the marketing of our own plans.

Competitive Strengths

In addition to the advantages provided by our strategic alliance with AT&T, we have the following competitive strengths:

  . Attractive Licensed Area. Our markets have favorable demographic charac-teristics for wireless communications services, such as population growth that is higher than the national average and population densities that are 87% greater than the national average.

  . Advanced Technology. We are building our personal communications serv-ices network using time division multiple access digital technology. This technology is also used by AT&T, and, therefore, our network is compatible with AT&T's network and other time division multiple access digital technology networks. This technology allows wireless communica-tions service providers to offer enhanced features, higher network qual-ity, improved in-building penetration and greater network capacity rela-tive to analog cellular service. In addition, handsets operating on a digital system are capable of sleep-mode while turned on but not in use, thus increasing standby availability for incoming calls as users will be able to leave these phones on for significantly longer periods than they can with wireless phones using an earlier technology.

  . Experienced Management. We have a management team with a high level of experience in the wireless communications industry. Our senior manage-ment team has an average of 11 years of experience with wireless leaders such as AT&T, Bell Atlantic and Horizon Cellular. Our senior management team also owns in excess of 10% of Holdings' outstanding Class A common stock.

  . Contiguous Service Area. We believe our contiguous service area allows us to cost effectively offer large regional calling areas to our custom-ers. Further, we believe that we generate operational cost savings, in-cluding sales and marketing efficiencies, by operating in a contiguous service area.

  . Strong Capital Base. Our business plan from inception through year-end 2001 will be fully funded with capital of approximately $1.5 billion, consisting of $191.5 million of irrevocable equity contributions, $133.2 million of AT&T capital contributions, up to $600.0 million of borrowings under our senior credit facilities, approximately $291.0 mil-lion of net proceeds from a senior subordinated notes offering completed in 1998, approximately $71.1 million of proceeds from the sale of commu-nications towers and approximately $190.2 million of net proceeds from the completion of Holdings' initial public offering.

Business Strategy

Our objective is to become the leading provider of wireless communications services in the markets we serve. We intend to achieve this objective by pursuing the following business strategies:

  . Operate a Superior, High Quality Network. We are committed to making the capital investment required to develop and operate a superior, high quality network. Our network, when complete, will include approximately 2,300 cell sites and eight switches and span approximately 18,000 high-way miles. We believe this network will enable us to provide extensive coverage within our region and consistent quality performance, resulting in a high level of customer satisfaction.

  . Provide Superior Coast-to-Coast and In-Market Coverage. Our market re-search indicates that scope and quality of coverage are extremely impor-tant to customers in their choice of a wireless service provider. We have designed extensive local calling areas, and we offer coast-to-coast coverage through our arrangements with AT&T, its affiliates and other third-party roaming partners. Our network covers those areas where peo-ple are most likely to take advantage of wireless coverage, such as sub-urbs, metropolitan areas and vacation locations.

  . Provide Enhanced Value at Low Cost. We offer our customers advanced services and features at competitive prices. Our affordable, simple pricing plans are designed to promote the use of wireless services by enhancing the value of our services to our customers. We include usage-enhancing features such as call waiting, voice mail, three-way confer-ence calling and short message service in our basic packages. We market our services with a simple, all-in-one focus: digital phone, pager and voice mail. We also allow customers to purchase large packages of min-utes per month for a low fixed price. These minutes can generally be used throughout the southeast region of the United States without paying additional roaming fees or long distance charges.

  . Deliver Quality Customer Service. We believe that superior customer service is a critical element in attracting and retaining customers. Our systems have been designed with open interfaces to other systems. This design allows us to select and deploy the best software package for each application in our administrative systems. Our point-of-sale activation process is designed to ensure quick and easy service initiation, includ-ing customer qualification. We also emphasize proactive and responsive customer care, including rapid call-answer times, welcome packages and anniversary calls. We currently operate state-of-the-art customer care facilities in Richmond, Virginia and Charleston, South Carolina that house our customer service and collections personnel.

License Acquisition Transactions

Our original personal communications services licenses were acquired as part of our joint venture agreement with AT&T.

On June 30, 1998, we acquired an existing cellular system serving Myrtle Beach and the surrounding area from Vanguard Cellular Systems for a purchase price of approximately $164.5 million. We integrated the Myrtle Beach system, which used time division multiple access digital technology, into our personal communications services network as part of our Phase I network deployment. Substantially all of our revenues prior to 1999 were generated by services provided in Myrtle Beach. We have used our position in Myrtle Beach to secure roaming arrangements with other carriers that enable us to offer regional calling plans on a cost-effective basis.

On December 31, 1998, we acquired from AT&T a personal communications services license covering the Norfolk, Virginia basic trading area, as well as a recently deployed network plant and infrastructure, for an aggregate purchase price of $111.0 million. The integration and launch of our Norfolk personal communications services were completed as part of our Phase I network build-out.

On June 8, 1999, we completed an exchange of personal communications services licenses with AT&T. As part of this transaction, we transferred Hagerstown and Cumberland, Maryland personal communications services licenses that cover approximately 512,000 potential customers, with an estimated value of $5.1 million, for Savannah and Athens, Georgia personal communications services licenses that cover approximately 517,000 potential customers, with an estimated value of $15.5 million. We also issued to AT&T 53,882 shares of Holdings Series A preferred stock and 42,739 shares of Holdings Series D preferred stock, with estimated values of $5.8 million and $4.6 million, respectively, in connection with the exchange. The build out of our Savannah and Athens license will be included in the completion of Phase II of our network deployment plan.

Summary Market Data

The following table presents statistical information concerning the markets covered by our licenses.

                                           ------------------------------------

                               1998        Estimated
                            Potential       % Growth     Population      Local Interstate
Licensed Areas(1)          Customers(2)    1997-2002     Density(3)    Traffic Density(4)
-----------------          ------------    ---------     ----------    ------------------
Charlotte Major Trading
 Area
Anderson, SC.............         339.0         1.49%           114                29,830
Asheville/Hendersonville,
 NC......................         575.0         1.17%            93                28,806
Charleston, SC...........         612.0        -0.59%           118                36,887
Columbia, SC.............         637.2         1.52%           158                31,678
Fayetteville/Lumberton,
 NC......................         625.0         0.74%           133                27,781
Florence, SC.............         260.5         0.75%           113                24,924
Goldsboro/Kinston, NC....         236.6         1.03%           114                 9,068
Greenville/Washington,
 NC......................         237.8         0.40%            60                   N/A
Greenville/Spartanburg,
 SC......................         885.9         1.58%           215                28,578
Greenwood, SC............          73.6         1.26%            91                   N/A
Hickory/Lenoir, NC.......         325.2         1.12%           196                31,709
Jacksonville, NC.........         146.7         0.78%           197                   N/A
Myrtle Beach, SC.........         179.6         2.97%           137                   N/A
New Bern, NC.............         171.7         1.31%            82                   N/A
Orangeburg, SC...........         119.7         0.27%            63                27,530
Roanoke Rapids, NC.......          78.7        -0.20%            63                28,837
Rocky Mount/Wilson, NC...         214.3         0.73%           150                26,101
Sumter, SC...............         158.8         0.53%            92                19,303
Wilmington, NC...........         311.6         2.25%           106                14,139
Knoxville Major Trading
 Area
Kingsport, TN............         686.2         0.44%           116                23,560
Middlesboro/Harlan, KY...         121.2        -0.50%            77                   N/A
Atlanta Major Trading
 Area
Athens, GA...............         191.7         1.54%           136                37,150
Augusta, GA..............         574.7         0.45%            88                24,425
Savannah, GA.............         724.3         1.23%            78                24,362
Washington Major Trading
 Area
Charlottesville, VA......         215.3         1.34%            73                15,981
Fredericksburg, VA.......         136.3         2.27%            98                67,775
Harrisonburg, VA.........         143.1         1.01%            57                29,618
Winchester, VA...........         158.1         1.45%           116                25,166
Richmond Major Trading
 Area
Danville, VA.............         169.7        -0.14%            79                   N/A
Lynchburg, VA............         158.4        -0.06%           116                32,447
Martinsville, VA.........          89.0        -0.29%           102                   N/A
Norfolk-Virginia Beach,
 VA......................       1,763.4         0.53%           299                61,252
Richmond/Petersburg, VA..       1,253.5         0.88%           131                36,233
Roanoke, VA..............         639.6         0.39%            90                27,649
Staunton/Waynesboro, VA..         109.4         1.05%            75                27,180
Triton total/average.....        13,323(5)      0.86%(6)        144(7)             30,240(8)
U.S. average.............           N/A         0.82%            77(9)             31,521

---------------
1998 potential customers and estimated % Growth 1997--2002 figures are based on 1998 estimates published by Paul Kagan Associates, Inc. in 1999. Potential Den-sity and Local Interstate Traffic Density figures are based on 1997 estimates published by Paul Kagan Associates, Inc. in 1998.

(1) Licensed major trading areas are segmented into basic trading areas.
(2)The estimated average annual population growth rate for 1997-2002 was ap-plied to estimates of 1999 potential customers to calculate the 1999 potential customers in each market.
(3) Number of potential customers per square mile.
(4) Daily vehicle miles traveled (interstate only) divided by interstate high-way miles in the relevant area.
(5) Total potential customers in the licensed area.
(6) Weighted by potential customers. Projected average annual population growth in our licensed area.
(7) Weighted by population equivalents. Average number of potential customers per square mile in our licensed area.
(8) Weighted by interstate miles. Average daily vehicle miles traveled (inter-state only) divided by interstate highway miles in our licensed area.
(9) Average number of potential customers per square mile for the U.S.

Sales and Distribution

Our sales strategy is to utilize multiple distribution channels to minimize customer acquisition costs and maximize penetration within our licensed service area. Our distribution channels include a network of company-owned retail stores, independent retailers and a direct sales force for corporate accounts, as well as direct marketing channels such as telesales, neighborhood sales and online sales. We also work with AT&T's national corporate account sales force to cooperatively exchange leads and develop new business.

Company-Owned Retail Stores. We make extensive use of company-owned retail stores for the distribution and sale of our handsets and services. We believe that company-owned retail stores offer a considerable competitive advantage by providing a strong local presence, which is required to achieve high penetration in suburban and rural areas and the lowest customer acquisition cost. We have opened 60 company-owned SunCom stores as of December 31, 1999.

Retail Outlets. We have negotiated distribution agreements with national and regional mass merchandisers and consumer electronics retailers, including Circuit City, Office Depot, Staples, Best Buy, Metro Call and Zap's. We currently have over 180 agents with 406 retail outlet locations where customers can purchase our services.

Direct Sales. We focus our direct sales force on high-revenue, high-profit corporate users. Our direct corporate sales force consists of 82 dedicated professionals targeting wireless decision-makers within large corporations. We also benefit from AT&T's national corporate accounts sales force, which supports the marketing of our services to AT&T's large national accounts located in certain of our service areas.

Direct Marketing. We use direct marketing efforts such as direct mail and telemarketing to generate customer leads. Telesales allow us to maintain low selling costs and to sell additional features or customized services.

Website. Our web page provides current information about our markets our product offerings and us. We have established an online store on our website, www.suncom.com. The web page conveys our marketing message, and we expect it will generate customers through online purchasing. We deliver all information that a customer requires to make a purchasing decision at our website. Customers are able to choose rate plans, features, handsets and accessories. The online store will provide a secure environment for transactions, and customers purchasing through the online store will encounter a transaction experience similar to that of customers purchasing service through other channels.

Marketing Strategy

Our marketing strategy has been developed on the basis of extensive market research in each of our markets. This research indicates that the limited coverage of existing wireless systems, relatively high cost, and inconsistent performance has reduced the attractiveness of wireless service to existing users and potential new users. We believe that our affiliation with the AT&T brand name and the distinctive advantages of our time division multiple access digital technology, combined with simplified, attractive pricing plans, will allow us to capture significant market share from existing analog cellular providers in our markets and to attract new wireless users. We are focusing our marketing efforts on three primary market segments:

  .  current cellular users;

  . individuals with the intent to purchase a wireless product within six months; and

  .  corporate accounts.

For each segment, we are creating a specific marketing program including a service package, pricing plan and promotional strategy. We believe that targeted service offerings will increase customer loyalty and satisfaction, thereby reducing customer turnover.

The following are key components of our marketing strategy:

  . Regional Co-Branding. We have entered into agreements with TeleCorp PCS and Tritel PCS, two other companies affiliated with AT&T, to adopt a common regional brand, SunCom. We market our wireless services as SunCom, Member of the AT&T Wireless Network and use the globally recog-nized AT&T brand name and logo in equal emphasis with the SunCom brand name and logo. We believe that use of the AT&T brand reinforces an asso-ciation with reliability and quality. We and the other SunCom companies are establishing the SunCom brand as a strong local presence with a service area covering approximately 43 million potential customers. We enjoy preferred pricing on equipment, handset packaging and distribution by virtue of our affiliation with AT&T and the other SunCom companies.

  . Pricing. Our pricing plans are competitive and straightforward, offering large packages of minutes, large regional calling areas and usage en-hancing features. One way we differentiate ourselves from existing wire-less competitors is through our pricing policies. We offer pricing plans designed to encourage customers to enter into long term service contract plans.

We offer our customers regional, network only and national rate plans. Our rate plans allow customers to make and receive calls anywhere within the southeast region and the District of Columbia without paying additional roaming or long distance charges. By contrast, competing flat rate plans generally restrict flat rate usage to such competitors' owned networks. By virtue of our roaming arrangements with AT&T, its affiliates and other third-party roaming partners, we believe we can offer competitive regional, network only and national rate plans. Our sizable licensed area allows us to offer large regional calling areas at rates as low as $.08 per minute throughout the Southeast.

Customer Care. We are committed to building strong customer relationships by providing our customers with service that exceeds expectations. We currently operate state-of-the-art customer care facilities in Richmond, Virginia and Charleston, South Carolina that house our customer service and collections personnel. We supplement these facilities with customer care services provided by Convergys Corporation in Clarksville, Tennessee. Through the support of approximately 225 customer care representatives and a sophisticated customer care platform provided by Integrated Customer Systems, we have been able to implement one ring customer care service using live operators and state-of-the-art call routing, so that over 90% of incoming calls to our customer care centers are answered on the first ring.

Future Product Offerings. We may bundle our wireless communications services with other communications services through strategic alliances and resale agreements with AT&T and others. We also may offer service options in partnership with local business and affinity marketing groups. Examples of these arrangements include offering wireless services with utility services, banking services, cable television, Internet access or alarm monitoring services in conjunction with local information services. Such offerings provide the customer access to information, such as account status, weather and traffic reports, stock quotes, sports scores and text messages from any location.

Advertising. We believe our most successful marketing strategy is to establish a strong local presence in each of our markets. We are directing our media and promotional efforts at the community level with advertisements in local publications and sponsorship of local and regional events. We combine our local efforts with mass marketing strategies and tactics to build the SunCom and AT&T brands locally. Our media effort includes television, radio, newspaper, magazine, outdoor and Internet advertisements to promote our brand name. In addition, we use newspaper and radio advertising and our web page to promote specific product offerings and direct marketing programs for targeted audiences.

Services and Features

We provide affordable, reliable, high-quality mobile telecommunications service. Our advanced digital personal communications services network allows us to offer customers the most advanced wireless features that are designed to provide greater call management and increase usage for both incoming and outgoing calls.

  . Feature-Rich Handsets. As part of our service offering, we sell our cus-tomers the most advanced, easy-to-use, interactive, menu-driven handsets that can be activated over the air. These handsets have many advanced features, including word prompts and easy-to-use menus, one-touch dial-ing, multiple ring settings, call logs and hands-free adaptability. These handsets also allow us to offer the most advanced digital servic-es, such as voice mail, call waiting, call forwarding, three-way confer-ence calling, e-mail messaging and paging.

  . Multi-Mode Handsets. We exclusively offer multi-mode handsets, which are compatible with personal communication services, digital cellular and analog cellular frequencies and service modes. These multi-mode handsets allow us to offer customers coast-to-coast nationwide roaming across a variety of wireless networks. These handsets incorporate a roaming data-base, which can be updated over the air that controls roaming prefer-ences from both a quality and cost perspective.

Network Build-Out

The principal objective for the build-out of our network is to maximize population coverage levels within targeted demographic segments and geographic areas, rather than building out wide-area cellular-like networks. We have successfully launched service in 27 cities, 1,014 cell sites and six switches. We expect to complete Phase II by the end of the first quarter 2000, which will add six new cities, cover approximately 4,400 highway miles, and add 226 of cell sites. The Phase III network design will complete our initial network build-out plan. We expect Phase III to add four cities, approximately 13,000 highway miles, approximately 1,050 cell sites and two switches to our network by year-end 2001.

The build-out of our network involves the following:

  . Property Acquisition, Construction and Installation. Two experienced vendors, Crown Castle International Corp. and American Tower, identify and obtain the property rights we require to build out our network, which includes securing all zoning, permitting and government approvals and licenses. As of December 31, 1999, we had signed leases or options for 1,032 sites, 9 of which were awaiting required zoning approvals. Crown Castle and American Tower also act as our construction management contractors and employ local construction firms to build the cell sites.

  . Interconnection. Our digital wireless network connects to local exchange carriers. We have negotiated and received state approval of interconnec-tion agreements with telephone companies operating or providing service in the areas where we are currently operating our digital personal com-munications services network. We use AT&T as our inter-exchange or long-distance carrier.

  . Roaming. In areas where time division multiple access-based personal communications services are not available, we offer a roaming option on the traditional analog cellular and digital cellular systems via multi-mode handsets capable of transmitting over either cellular or personal communications services frequencies. Under the terms of our agreements with AT&T, our customers who own multi-mode handsets are able to roam on AT&T's network, and we benefit from roaming agreements with AT&T, other Members of the AT&T Wireless Network and third-party operators of wire-less systems.

Network Operations

The effective operation of our network requires public switched interconnection and backhaul agreements with other communications providers, long distance interconnection, the implementation of roaming arrangements, the development of network monitoring systems and the implementation of information technology systems.

Switched Interconnection/Backhaul. Our network is connected to the public switched telephone network to facilitate the origination and termination of traffic between our network and both the local exchange and long distance carriers. We have signed agreements with numerous carriers.

Long Distance. We have executed a wholesale long distance agreement with AT&T providing for preferred rates for long distance services.

Roaming. Through our arrangements with AT&T and via the use of multi-mode handsets, our customers have roaming capabilities on AT&T's wireless network. Further, we have established roaming agreements with third-party carriers at preferred pricing, including in-region roaming agreements covering all of our launched service areas.

Network Monitoring Systems. Our network monitoring systems provide around-the-clock monitoring and maintenance of our entire network. Our network-monitoring center is equipped with sophisticated systems that constantly monitor the status of all-base stations and switches and record network traffic. The network monitoring systems provide continuous monitoring of system quality for blocked or dropped calls call clarity and evidence of tampering, cloning or fraud. We designed our network-monitoring center to oversee the interface between customer usage, data collected at switch facilities and our billing systems. We manage usage reports, feature activation and related billing times on a timely and accurate basis. Our network-monitoring center is located in the Richmond, Virginia switching center, and we also have back-up network monitoring center capabilities in our Greenville, South Carolina switching center. We utilize Ericsson's network operations center in Richardson, Texas for off-hour network monitoring and dispatch, thereby providing constant network monitoring and support. In addition, we have contracted with Wireless Facilities, Inc. to provide network monitoring and dispatching 24 hours a day, seven days a week, to begin in the second quarter of 2000.


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Information Technology. We operate management information systems to handle customer care, billing, network management and financial and administrative services. These systems focus on three primary areas:

  . network management, including service activation, pre-pay systems, traf-fic and usage monitoring, trouble management and operational support systems;

  . customer care, including billing systems and customer service and sup-port systems; and

  . business systems, including financial, purchasing, human resources and other administrative systems.

We have incorporated sophisticated network management and operations support systems to facilitate network fault detection, correction and management, performance and usage monitoring and security. We employ system capabilities developed to allow over-the-air activation of handsets and to implement fraud protection measures. We maintain stringent controls for both voluntary and involuntary deactivations. We try to minimize subscriber disconnections by preactivation screening to identify any prior fraudulent or bad debt activity; credit review; and call pattern profiling to identify needed activation and termination policy adjustments. These systems have been designed with open interfaces. This design allows us to select and deploy the best software package for each application included in our administrative system. We are developing a state-of-the-art database and reporting system, which will also allow us to cross-link billing, marketing and customer care systems to collect customer profile and usage information. We believe this information provides us with the tools necessary to increase revenue through channel and product profitability analysis and to reduce customer acquisition costs through implementation of more effective marketing strategies.

Time Division Multiple Access Digital Technology

We are building our network using time division multiple access digital technology on the IS-136 platform. This technology allows for the use of advanced multi-mode handsets, which allow roaming across personal communications services and cellular frequencies, including both analog and digital cellular. This technology allows for enhanced services and features over other technologies, such as short-messaging, extended battery life, added call security and improved voice quality, and its hierarchical cell structure enables us to enhance network coverage with lower incremental investment through the deployment of micro, as opposed to full-size, cell sites. This will enable us to offer customized billing options and to track billing information per individual cell site, which is practical for advanced wireless applications such as wireless local loop and wireless office applications. Management believes that time division multiple access digital technology provides significant operating and customer benefits relative to analog systems. In addition, management believes that time division multiple access digital technology provides customer benefits, including available features and roaming capabilities, and call quality that is similar to or superior to that of other wireless technologies. Time division multiple access technology allows three times the capacity of analog systems. Some manufacturers, however, believe that code division multiple access technology will eventually provide system capacity that is greater than that of time division multiple access technology and global systems for mobile communications. Time division multiple access digital technology is the digital technology choice of two of the largest wireless communications companies in the United States, AT&T and SBC Communications. This technology served an estimated 19 million subscribers worldwide and nine million subscribers in North America as of December 31, 1998, according to the Universal Wireless Communications Consortium, an association of time division multiple access service providers and manufacturers. We believe that the increased volume of time division multiple access users has increased the probability that this technology will remain an industry standard. Time division multiple access equipment is available from leading telecommunication vendors such as Lucent, Ericsson and Northern Telecom, Inc.

Regulation

The FCC regulates aspects of the licensing, construction, operation, acquisition and sale of personal communications services and cellular systems in the United States pursuant to the Communications Act, as amended from time to time, and the associated rules, regulations and policies it promulgates.

Licensing of Cellular and Personal Communications Services Systems. A broadband personal communications services system operates under a protected geographic service area license granted by the FCC for a particular market on one of six frequency blocks allocated for broadband personal communications services. Broadband personal communications services systems generally are used for two-way voice applications. Narrowband personal communications services, in con-trast, are used for non-voice applications such as paging and data service and are separately licensed. The FCC has segmented the United States into personal communications services markets, resulting in 51 large regions called major trading areas, which are comprised of 493 smaller regions called basic trading areas. The FCC awarded two broadband personal

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

communications services licenses for each major trading area and four licenses for each basic trading area. Thus, generally, six broadband personal communica-tions services licensees will be authorized to compete in each area. The two major trading area licenses authorize the use of 30 MHz of spectrum. One of the basic trading area licenses is for 30 MHz of spectrum, and the other three are for 10 MHz each. The FCC permits licensees to split their licenses and assign a portion, on either a geographic or frequency basis or both, to a third party. In this fashion, AT&T assigned us 20 MHz of its 30 MHz licenses covering our licensed areas. Two cellular licenses are also available in each market. Cellu-lar markets are defined as either metropolitan or rural service areas and do not correspond to the broadband personal communications services markets.

Generally, the FCC awarded initial personal communications services licenses by auction. Initial personal communications services auctions began with the 30 MHz major trading area licenses and concluded in 1998 with the last of the basic trading area licenses. However, in March 1998, the FCC adopted an order that allowed financially troubled entities that won personal communications services 30 MHz C-Block licenses at auction to obtain some financial relief from their payment obligations by returning some or all of their C-Block licenses to the FCC for reauctioning. The FCC completed the reauction of the returned licenses in April 1999, and some licenses were not sold. In January 2000, the FCC announced that certain personal communications services licenses previously held by licensees that had declared bankruptcy had cancelled and were available for reauction. The FCC announced that the unsold and reclaimed personal communications services licenses will be reauctioned in July 2000. These auctions place additional spectrum in the hands of our potential competitors. Numerous petitions concerning the eligibility rules for the July, 2000 auction, as well as a petition for reconsideration of the decision to auction many of the reclaimed licenses, are pending at the FCC.

Under the FCC's current rules specifying spectrum aggregation limits affecting broadband personal communications services certain specialized mobile radio services and cellular licensees, no entity may hold attributable interests, generally 20% or more of the equity of, or an officer or director position with, the licensee, in licenses for more than 45 MHz of personal communications services, cellular and certain specialized mobile radio services where there is significant overlap, except in rural areas. In rural areas, up to 55 MHz of broadband spectrum may be held. Passive investors may hold up to a 40% interest. Significant overlap will occur when at least 10% of the population of the broadband personal communications services licensed service area is within the cellular and/or specialized mobile radio service area(s). In a September 15, 1999 FCC order revising the spectrum cap rules, the FCC noted that new broadband wireless services, such as third generation wireless, may be included in the cap when spectrum is allocated for those services.

The FCC also may license other spectrum that may be used to provide services that compete with our services. Most recently, the FCC announced that it will auction licenses for fixed, mobile and broadcasting services in the 747-762 and 777-792 MHz bands in September 2000. Services offered over this spectrum will not be included in the FCC's spectrum cap aggregation limitations.

All personal communications services licenses have a 10-year term, at the end of which they must be renewed. The FCC will award a renewal expectancy to a personal communications services licensee that has:

  .  provided substantial service during its past license term; and

  . has substantially complied with applicable FCC rules and policies and the Communications Act.

Cellular radio licenses also generally expire after a 10-year term in the particular market and are renewable for periods of 10 years upon application to the FCC. Licenses may be revoked for cause and license renewal applications denied if the FCC determines that a renewal would not serve the public interest. FCC rules provide that competing renewal applications for cellular licenses will be considered in comparative hearings, and establish the qualifications for competing applications and the standards to be applied in hearings. Under current policies, the FCC will grant incumbent cellular licensees the same renewal expectancy granted to personal communications services licensees.

All personal communications services licensees must satisfy certain coverage requirements. In our case, we must construct facilities that offer radio signal coverage to one-third of the population of our service area within five years of the original license grants to AT&T and to two-thirds of the population within ten years. Licensees that fail to meet the coverage requirements may be subject to forfeiture of their license. We anticipate the last phase of our network build-out to be completed by year-end 2001. Our cellular license, which covers the Myrtle Beach area, is not subject to coverage requirements.

For a period of up to five years, subject to extension, after the grant of a personal communications services license, a licensee will be required to share spectrum with existing licensees that operate certain fixed microwave systems within its license area. To secure a sufficient amount of unencumbered spectrum to operate our personal communications services

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

systems efficiently and with adequate population coverage, we have relocated two of these incumbent licensees and will need to relocate two more licensees. In an effort to balance the competing interests of existing microwave users and newly authorized personal communications services licensees, the FCC has adopted:

  . a transition plan to relocate such microwave operators to other spectrum blocks; and

  . a cost sharing plan so that if the relocation of an incumbent benefits more than one personal communications services licensee, those licensees will share the cost of the relocation.

Initially, this transition plan allowed most microwave users to operate in the personal communications services spectrum for a two-year voluntary negotiation period and an additional one-year mandatory negotiation period. For public safety entities that dedicate a majority of their system communications to police, fire or emergency medical services operations, the voluntary negotiation period is three years, with an additional two-year mandatory negotiation period. In 1998, the FCC shortened the voluntary negotiation period by one year, without lengthening the mandatory negotiation period for non-public safety personal communications services licensees in the C, D, E and F Blocks. Parties unable to reach agreement within these time periods may refer the matter to the FCC for resolution, but the incumbent microwave user is permitted to continue its operations until final FCC resolution of the matter. The transition and cost sharing plans expire on April 4, 2005, at which time remaining microwave incumbents in the personal communications services spectrum will be responsible for the costs of relocating to alternate spectrum locations. Our cellular license is not encumbered by existing microwave licenses.

Personal communications services and cellular systems are subject to certain FAA regulations governing the location, lighting and construction of transmitter towers and antennas and may be subject to regulation under Federal environmental laws and the FCC's environmental regulations. State or local zoning and land use regulations also apply to our activities. We expect to use common carrier point to point microwave facilities to connect the transmitter, receiver, and signaling equipment for each personal communications services or cellular cell, the cell sites, and to link them to the main switching office. The FCC licenses these facilities separately and they are subject to regulation as to technical parameters and service.

The Communications Act preempts state and local regulation of the entry of, or the rates charged by, any provider of private mobile radio service or of commercial mobile radio service, which includes personal communications services and cellular service. The FCC does not regulate commercial mobile radio service or private mobile radio service rates. The Communications Act permits states to regulate the "other terms and conditions of CMRS." The FCC has not clearly defined what is meant by the "other terms and conditions" of CMRS, however, and has upheld the legality of state universal service requirements on CMRS carriers. The United States Court of Appeals for the 5th and District of Columbia Circuits have affirmed the FCC's determination.

Transfers and Assignments of Cellular and Personal Communications Services Licenses. The Communications Act and FCC rules require the FCC's prior approval of the assignment or transfer of control of a license for a personal communications services or cellular system. In addition, the FCC has established transfer disclosure requirements that require any licensee that assigns or transfers control of a personal communications services license within the first three years of the license term to file associated sale contracts, option agreements, management agreements or other documents disclosing the total consideration that the licensee would receive in return for the transfer or assignment of its license. Non-controlling interests in an entity that holds an FCC license generally may be bought or sold without FCC approval, subject to the FCC's spectrum aggregation limits. However, we may require approval of the Federal Trade Commission and the Department of Justice, as well as state or local regulatory authorities having competent jurisdiction, if we sell or acquire personal communications services or cellular interests over a certain size.

Foreign Ownership. Under existing law, no more than 20% of an FCC licensee's capital stock may be owned, directly or indirectly, or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives or by a foreign corporation. If an FCC licensee is controlled by another entity, as is the case with our ownership structure, up to 25% of that entity's capital stock may be owned or voted by non-US citizens or their representatives, by a foreign government or its representatives or by a foreign corporation. Foreign ownership above the 25% level may be allowed should the FCC find such higher levels not inconsistent with the public interest. The FCC has ruled that higher levels of foreign ownership, even up to 100%, are presumptively consistent with the public interest with respect to investors from certain nations. If our foreign ownership were to exceed the permitted level, the FCC could revoke our FCC licenses, although we could seek a declaratory ruling from the FCC allowing the foreign ownership or take other actions to reduce our foreign ownership percentage in order to avoid the loss of our licenses. We have no knowledge of any present foreign ownership in violation of these restrictions.

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


Recent Industry Developments. The FCC has announced rules for making emergency 911 services available by cellular, personal communications services and other commercial mobile radio service providers, including enhanced 911 services that provide the caller's telephone number, location and other useful information. Commercial mobile radio service providers currently are required to be able to process and transmit 911 calls without call validation, including those from callers with speech or hearing disabilities and relay a caller's automatic number identification and cell site.

On September 15, 1999, the FCC adopted an order modifying the deadlines for identifying caller locations. Wireless carriers may now implement the identification requirement through either network based or handset-based technologies. Carriers that use handset-based technologies must:

  .  begin selling compliant handsets by March 1, 2001;

  . ensure that 50% of all newly activated handsets are compliant by October 1, 2001 and that at least 95% of all newly activated digital handsets are compliant by October 1, 2002;

  . comply with additional requirements relating to passing location infor-mation upon the request of 911 operators; and

  . make reasonable efforts to achieve 100% penetration of compliant hand-sets by no later than December 31, 2004.

Carriers that use network-based technologies must provide location information for 50% of callers within six months and 100% of callers within 18 months of a request from a 911 operator. The FCC will require network-based solutions to be accurate for 67% of calls to within 100 meters and for 95% of calls to within 300 meters and handset-based solutions to be accurate for 67% of calls to within 50 meters and for 95% of calls to within 150 meters.

On October 12, 1999, Congress adopted legislation that would establish national rules governing emergency services, which was signed into law on October 26, 1999. The legislation:

  . makes 911 the national emergency number for wireline and wireless phones;

  . extends limited liability protection to wireless users, wireless provid-ers and public safety officials;

  . allows carriers to use a customer's network information for emergency purposes; and

  . allows carriers to disclose the customer's network information, includ-ing location information, to family members and guardians in emergency situations.

On November 18, 1999, the FCC eliminated carrier cost recovery as a precondition to enhanced 911 deployment. The FCC's new cost-recovery rules require wireless carriers to implement enhanced 911 services without any specific mechanism to recoup their costs.

Pending the development of adequate technology, the FCC has granted waivers of the requirement to provide 911 service to users with speech or hearing disabilities to various providers, and we have obtained a waiver. On June 9, 1999, the FCC also adopted rules designed to ensure that analog cellular calls to 911 are completed. These rules, which do not apply to digital cellular service or to personal communications services, give each cellular handset manufacturer a choice of three ways to meet this requirement. These rules went into effect on February 13, 2000, but several handset manufacturers have obtained waivers of the deadline. State actions incompatible with the FCC rules are subject to preemption.

In 1996, Congress passed legislation designed to open local telecommunications markets to competition. On August 8, 1996, the FCC released its order implementing cost-based carrier interconnection provisions of the Telecommunications Act. Although many of the provisions of this order were struck down by the United States Court of Appeals for the Eighth Circuit, the United States Supreme Court reversed the Eighth Circuit and upheld the FCC in all respects material to our operations. While appeals have been pending, the rationale of the FCC's order has been adopted by many states' public utility commissions, with the result that the charges that cellular and personal communications services operators pay to interconnect their traffic to the public switched telephone network have declined significantly from pre-1996 levels.

In its implementation of the Telecommunications Act, the FCC established federal universal service requirements that affect commercial mobile radio service operators. Under the FCC's rules, commercial mobile radio service providers are potentially eligible to receive universal service subsidies for the first time; however, they are also required to contribute to both federal and state universal service funds. Many states are moving forward to develop state universal service fund programs. A number of these state funds require contributions, varying greatly from state to state, from commercial mobile

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radio service providers. On July 30, 1999, the United States Court of Appeals
for the Fifth Circuit affirmed most of the aspects of the FCC's universal service programs that are relevant to Triton. On October 8, 1999, the FCC implemented the Fifth Circuit's Order by revising its universal service rules to, among other changes, remove intrastate revenues from the universal service mandatory contribution base. Requests for the Supreme Court to review the Fifth Circuit decision are pending.

On August 1, 1996, the FCC released a report and order expanding the flexibility of cellular, personal communications services and other commercial mobile radio service providers to provide fixed as well as mobile services. Such fixed services include, but need not be limited to, wireless local loop services, for example, to apartment and office buildings, and wireless backup to private branch exchange or switchboards and local area networks, to be used in the event of interruptions due to weather or other emergencies. The FCC has not yet decided whether such fixed services should be subjected to universal service obligations, or how they should be regulated, but it has proposed a presumption that they be regulated as commercial mobile radio service services.

The FCC has adopted rules on telephone number portability that will enable customers to migrate their landline and cellular telephone numbers to cellular or personal communications services providers and from a cellular or personal communications services provider to another service provider. On February 8, 1999, the FCC extended the deadline for compliance with this requirement to November 24, 2002, subject to any later determination that an earlier implementation of number portability is necessary to conserve telephone numbers. The FCC has also adopted rules requiring providers of wireless services that are interconnected to the public switched telephone network to provide functions to facilitate electronic surveillance by law enforcement officials. On August 29, 1999, the FCC adopted an order requiring wireless providers to provide information that identifies the cell sites at the origin and destination of a mobile call to law enforcement personnel in response to a lawful court order or other legal requirement. Providers may petition the FCC for a waiver of these law enforcement obligations if they can demonstrate under a multi-factor test that these requirements are not reasonably achievable. Wireless carriers have been given until September 30, 2001 to implement fully the law enforcement assistance obligations.

In addition, state commissions have become increasingly aggressive in their efforts to conserve numbering resources. These efforts may impact wireless service providers disproportionately by imposing additional costs or limiting access to numbering resources. Examples of state conservation methods include:

  .  number pooling;

  .  number rationing; and

  .  transparent overlays.

Number pooling is especially problematic for wireless providers because it is dependent on number portability technology. In addition, the FCC has rejected transparent overlays, although that decision is subject to petitions for reconsideration before the FCC.

On March 31, 2000, the FCC released an order establishing rules intended to promote the efficient use of numbering resources while ensuring that all carriers have access to the numbering resources they need to compete effectively and a further notice of proposed rulemaking seeking additional comments and supporting data on certain issues. The order adopts a mandatory number pooling requirement, which will require carriers to share blocks of telephone numbers, which today are assigned in groups of 10,000. The order defers this requirement for wireless providers until at least the time when those providers will be required to implement number portability. The order also adopts a requirement, which will go into effect in 2001, for carriers to meet usage thresholds before requesting new telephone numbers and gives states new authority to reclaim unused blocks of telephone numbers. The notice of proposed rulemaking seeks comments on whether wireless providers should be required to implement pooling at the same time as they implement number portability, or should be afforded a transition; on whether carriers should be charged for telephone numbers; and on the specific utilization thresholds that carriers will be required to meet before they can obtain new blocks of numbers.

On October 21, 1999, the FCC released an order holding that neither interim or long-term number portability obviates the need for 10-digit dialing in an area code overlay. The FCC also eliminated the requirement that new entrants must be guaranteed to receive a block of numbers from the existing area code where an overlay is being implemented.

In the latter half of 1999, the FCC granted interim number conservation authority to several state commissions, including Ohio, Wisconsin, Texas, New Hampshire, Connecticut, California, Florida, Maine, Massachusetts and New York. Any state actions under these waivers must be consistent with the FCC's March 31 numbering optimization order.

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The FCC has determined that the interstate, interexchange offerings, commonly referred to as long distance, of commercial mobile radio service providers are subject to the interstate, interexchange rate averaging and integration provisions of the Communications Act. Rate averaging requires us to average our interstate long distance commercial mobile radio service rates between high cost and urban areas. The FCC has delayed implementation of the rate integration requirements with respect to wide area rate plans we offer pending further reconsideration of its rules. The FCC also delayed the requirement that there be commercial mobile radio service long distance rate integration among commercial mobile radio service affiliates. On December 31, 1998, the FCC reaffirmed, on reconsideration, that its interexchange rate integration rules apply to interexchange commercial mobile radio service services. The FCC initiated a further proceeding to determine how integration requirements apply to typical commercial mobile radio service offerings, including single-rate plans. Until this further proceeding is concluded, the FCC will enforce long distance rate integration on our services only where we separately state a long distance toll charge and bill to our customers. To the extent that we offer services subject to the FCC's rate integration and averaging requirements, these requirements generally reduce our pricing flexibility. We cannot assure you that the FCC will decline to impose rate integration or averaging requirements on us or decline to require us to integrate our commercial mobile radio service long distance rates across our commercial mobile radio service affiliates.

The FCC recently adopted new rules limiting the use of customer proprietary network information by telecommunications carriers, including Triton, in marketing a broad range of telecommunications and other services to their customers and the customers of affiliated companies. The new rules give wireless carriers broader discretion to use customer proprietary network information, without customer approval, to market all information services used in the provision of wireless services. The FCC also allowed all telephone companies to use customer proprietary network information to solicit lost customers. While all customers must establish a customer's approval prior to using customer proprietary network information for purposes not explicitly permitted by the rules, the specific details of gathering and storing this approval are now left to the carriers. The FCC's order was issued following a decision by the U.S. Court of Appeals for the 10th Circuit, which overturned the FCC's rules, but not the underlying statute, on First Amendment grounds. Because the 10th Circuit did not invalidate the customer proprietary network information provision in the Communications Act, carriers are still obligated under the Communications Act not to misuse customer proprietary network information.

The FCC has adopted rules governing customer billing by commercial mobile radio services providers. The FCC adopted detailed billing rules for landline telecommunications service providers and extended some of those rules to commercial mobile radio services providers. Commercial mobile radio service providers must comply with two fundamental rules: (i) clearly identify the name of the service provider for each charge; and (ii) display a toll-free inquiry number for customers on all "paper copy" bills.

The FCC has adopted an order that determines the obligations of telecommunications carriers to make their services accessible to individuals with disabilities. The order requires telecommunications services providers, including Triton, to offer equipment and services that are accessible to and useable by persons with disabilities, if that equipment can be made available without much difficulty or expense. The rules require us to develop a process to evaluate the accessibility, usability and compatibility of covered services and equipment. While we expect our vendors to develop equipment compatible with the rules, we cannot assure you that we will not be required to make material changes to our network, product line, or services.

In June 1999, the FCC initiated an administrative rulemaking proceeding to help facilitate the offering of calling party pays as an optional wireless service. Under the calling party pays service, the party placing the call to a wireless customer pays the wireless airtime charges. Most wireless customers in the U.S. now pay both to place calls and to receive them. Adoption of rules that permit calling party pays to be offered on a widespread basis by all commercial mobile radio service providers could make commercial mobile radio service providers more competitive with traditional landline telecommunications providers for the provision of regular telephone service.

State Regulation and Local Approvals

The states in which we operate do not regulate wireless service at this time. In the 1993 Budget Act, Congress gave the FCC the authority to preempt states from regulating rates or entry into commercial mobile radio service, including cellular and personal communications services. The FCC, to date, has denied all state petitions to regulate the rates charged by commercial mobile radio service providers. States may, however, regulate the other terms and conditions of commercial mobile radio service. The siting of cells also remains subject to state and local jurisdiction, although the FCC is considering issues relating to siting in a pending rulemaking. States also may require wireless service providers to charge and collect from their customers fees such as the fee to defray the costs of state emergency 911 services programs.

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There are several state and local legislative initiatives that are underway to ban the use of wireless phones in motor vehicles. New York State's motor vehicle commissioner is calling for a study to determine if it is necessary to ban the use of wireless phones while driving. San Francisco, Chicago and Westchester County, New York are considering such action; a suburb near Cleveland, Ohio has enacted a law that requires drivers to keep both hands on the steering wheel while the vehicle is moving; and three municipalities in Pennsylvania have enacted similar restrictions. Should this become a nationwide initiative, commercial mobile radio service providers could experience a decline in the number of minutes of use by subscribers.

Competition

We compete directly with two cellular providers and other personal communications services providers in each of our markets except Myrtle Beach, where we are one of two cellular providers, and against enhanced specialized mobile radio providers in some of our markets. These cellular providers have an infrastructure in place and have been operational for a number of years, and some of these competitors have greater financial, technical resources and spectrum than we do. These cellular operators may upgrade their networks to provide services comparable to those we offer. The technologies primarily employed by our digital competitors are code division multiple access and global system for mobile communications, two competing digital wireless standards.

We will also compete with personal communications services license holders in each of our markets. We believe that the ownership of other personal communications services licenses in our licensed area is fragmented. We believe that most personal communications services license holders have not commenced the rollout of their networks in our licensed area. However, we expect to compete directly with one or more personal communications service providers in each of our markets in the future. We also expect to face competition from other existing communications technologies such as specialized mobile radio and enhanced specialized mobile radio, which is currently employed by Nextel Communications, Inc. in our licensed area. Although the FCC originally created specialized mobile radio as a non-interconnected service principally for fleet dispatch, in the last decade it has liberalized the rules to permit enhanced specialized mobile radio, which, in addition to dispatch service, can offer services that are functionally equivalent to cellular and personal communications services and may be less expensive to build and operate than personal communications services systems.

The FCC requires all cellular and personal communications services licensees to provide service to resellers. A reseller provides wireless service to customers but does not hold a FCC license or own facilities. Instead, the reseller buys blocks of wireless telephone numbers and capacity from a licensed carrier and resells service through its own distribution network to the public. Thus, a reseller is both a customer of a wireless licensee's services and a competitor of that licensee. Several small resellers currently compete with us in our licensed area. Several years ago, the FCC initiated an administrative proceeding seeking comments on whether resellers should be permitted to install separate switching facilities in cellular systems. Although it tentatively concluded it would not require interconnection, this issue is still pending at the FCC. The FCC is also considering whether resellers should receive direct assignments of telephone numbers from the North American Numbering Plan Administrator. With respect to cellular and personal communications services license, the resale obligations terminate five years after the last group of initial licenses of currently allotted personal communications services spectrum were awarded. Accordingly, our resale obligations end on November 24, 2002, although licensees will continue to be subject to the provisions of the Communications Act requiring non-discrimination among customers. We have also agreed to permit AT&T to resell our services.

The FCC is scheduled to offer additional spectrum for wireless mobile licenses this year. In September 2000, the FCC has scheduled the 700 MHz auction that is exempt from Spectrum Cap limitations, and in July 2000, the FCC has scheduled the C-Block and F-Block reauction. Some applicants have received and others are seeking FCC authorization to construct and operate global satellite networks to provide domestic and international mobile communications services from geostationary and low-earth-orbit satellites. One such system, Globalster, began service in February 2000. We anticipate that market prices for two-way wireless services generally will decline in the future based upon increased competition.

Our ability to compete successfully will depend, in part, on our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and competitors' discount pricing strategies, all of which could adversely affect our operating margins. We plan to use our digital feature offerings, coast-to-coast digital wireless network through our AT&T joint venture, contiguous presence providing an expanded home-rate billing area and local presence in secondary markets to combat potential competition. We expect that our extensive digital network, once deployed, will provide cost-effective means to react effectively to any price competition.

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

Intellectual Property

The AT&T globe design logo is a service mark owned by AT&T and registered with the United States Patent and Trademark Office. Under the terms of our license agreement with AT&T, we use the AT&T globe design logo and certain other service marks of AT&T royalty-free in connection with marketing, offering and providing wireless mobility telecommunications services using time division multiple access digital technology and frequencies licensed by the FCC to end-users and resellers within our licensed area. The license agreement also grants us the right to use the licensed marks on certain permitted mobile phones.

AT&T has agreed not to grant to any other person a right or license to provide or resell, or act as agent for any person offering, those licensed services under the licensed marks in our licensed area except:

  . to any person who resells, or acts as our agent for, licensed services provided by us, or

  . any person who provides or resells wireless communications services to or from specific locations such as buildings or office complexes, even if the applicable subscriber equipment being used is capable of routine movement within a limited area and even if such subscriber equipment may be capable of obtaining other telecommunications services beyond that limited area and handing-off between the service to the specific loca-tion and those other telecommunications services.

In all other instances, AT&T reserves for itself and its affiliates the right to use the licensed marks in providing its services whether within or outside of our licensed area.

The license agreement contains numerous restrictions with respect to the use and modification of any of the license marks.

We have entered into agreements with TeleCorp PCS and Tritel PCS to adopt and use a common regional brand name, SunCom. Under these agreements, we have formed the Affiliate Licensing Company with TeleCorp PCS and Tritel PCS for the purpose of sharing ownership of and maintaining the SunCom brand name. Each of the companies shares equally in the ownership of the SunCom brand name and the responsibility of securing protection for the SunCom brand name in the United States Patent and Trademark Office, enforcing our rights in the SunCom brand name against third parties and defending against potential claims against the SunCom brand name. The agreements provide parameters for each company's use of the SunCom brand name, including certain quality control measures and provisions in the event that any one of these company's licensing arrangements with AT&T is terminated.

An application for registration of the SunCom brand name was filed in the United States Patent and Trademark Office on September 4, 1998, and the application is pending. Affiliate Licensing Company owns the application for the SunCom brand name. The application has undergone a preliminary examination at the United States Patent and Trademark Office, and no pre-existing registrations or applications were raised as a bar or potential bar to the registration of the SunCom brand name.

We also filed an application for registration of the m-net Technology trademark, relating to our multi-mode handsets, in the United States Patent and Trademark Office on October 19, 1998, and the application is pending. We are the sole owner of the application for the m-net Technology trademark. The application has undergone a preliminary examination at the United States Patent and Trademark Office, and no pre-existing registrations or applications were raised as a bar or potential bar to the registration of the m-net Technology trademark.

                                   Management

Executive Officers and Directors

Name                     Age Position
----                     --- --------
Michael E. Kalogris.....  50 Chairman of the Board of Directors and Chief Executive Officer
Steven R. Skinner.......  57 President, Chief Operating Officer and Director
David D. Clark..........  36 Executive Vice President, Chief Financial Officer
Stephen J. McNulty......  46 President and General Manager of Triton's Mid-Atlantic region
Michael C. Mears........  44 President and General Manager of Triton's Southern region
Scott I. Anderson.......  41 Director
Arnold Chavkin..........  48 Director
John D. Beletic.........  48 Director
John W. Watkins.........  38 Director
William W. Hague........  44 Director

Michael E. Kalogris has served as Chairman and Chief Executive Officer of Triton since its inception. Mr. Kalogris was previously President and Chief Executive Officer of Horizon Cellular Group, which he joined October 1, 1991. Under Mr. Kalogris' leadership, Horizon Cellular Group became the fifth-largest independent cellular company in the United States, specializing in suburban markets and small cities encompassing approximately 3.2 million potential customers, and was sold for approximately $575.0 million. Prior to joining Horizon Cellular Group, Mr. Kalogris served as President and Chief Executive Officer of Metrophone, a cellular carrier in Philadelphia, the nation's fourth-largest market. Mr. Kalogris is a member of the board of directors of the Cellular Telecommunications Industry Association and serves on its Public Policy Committee. He is also a member of the advisory board of Waller Capital Media Partners.

Steven R. Skinner has served as President, Chief Operating Officer and a Director of Triton since its inception. Mr. Skinner previously served as the Vice President of Operations and Chief Operating Officer of Horizon Cellular Group beginning in January of 1994. From March 1992 through December 1993, Mr. Skinner served as Vice President of Acquisitions for Horizon Cellular Group. From January 1991 to March 1992, he served as a consultant in the area of cellular acquisitions to Norwest Venture Capital Management, Inc. and others. From August 1987 to January 1991, he served as President and General Manager of Houston Cellular Telephone Company. Prior to joining Houston Cellular, he served as a General Manager of Cybertel, Inc., a non-wireline carrier serving St. Louis. Mr. Skinner has also been active in the National CellularOne Group, most recently acting as Chairman of the Advisory Committee.

David D. Clark has served as Executive Vice President, Chief Financial Officer and Secretary of Triton since its inception. Before joining Triton, he was a Managing Director at Furman Selz L.L.C. specializing in communications finance, which he joined in February 1996. Prior to joining Furman Selz, Mr. Clark spent over ten years at Citibank N.A. and Citicorp Securities Inc. as a lending officer and a high yield finance specialist. Mr. Clark is also the Chief Financial Officer of Triton Cellular Partners, L.P.

Stephen J. McNulty, has served as President and General Manager of Triton's Mid-Atlantic region since July 1998. Before joining Triton, he was Vice President Central/West Operations with United States Cellular in Chicago, Illinois. Mr. McNulty previously served as Vice President of Marketing for ALLTEL Communications from February 1994 to May 1997.

Michael C. Mears, has served as President and General Manager of Triton's Southern region since its inception. Mr. Mears previously served as the Vice President and General Manager of American Telecommunications Inc. from June 1995 until April 1997. Before that, Mr. Mears was the Regional and Area General Manager of GTE Corp., serving in that capacity from October 1992 to June 1995. From 1986 to 1992, Mr. Mears served as Regional and Area General Manager for the Providence Journal Company's Cellular One properties.

Scott I. Anderson has served as a Director of Triton since February 1998. He is currently a member of the board of directors of TeleCorp PCS, Tritel Communications, Wireless Facilities, Inc., Telephia, Inc. and Xypoint and a principal of Cedar Grove Partners, LLC and Cedar Grove Investments. Mr. Anderson was previously Senior Vice President for Acquisitions and Development at AT&T Wireless Services, Inc., formerly McCaw Cellular Communications, Inc., which he joined in 1986, and a director of Horizon Cellular Group.

Arnold Chavkin has served as a Director of Triton since February 1998. Mr. Chavkin is also a member of the advisory board of Triton Cellular Partners, L.P. and is a director of American Tower Corporation, Encore Acquisition Partners, Inc., Hallmark Entertainment Network, R&B Falcon Corporation, SMG, Inc. and U.S. Silica Company. He also serves on the Advisory Investment Boards of Richina Group, the Indian Private Equity Fund and the Asia Development Partners Fund. Mr. Chavkin has been a General Partner of Chase Capital Partners since January 1992. Prior to joining Chase Capital Partners, he was a member of Chemical Bank's merchant banking group and a generalist in its corporate finance group specializing in mergers and acquisitions and private placements for the energy industry.

John D. Beletic has served as a Director of Triton since February 1998. Mr. Beletic currently serves as Chairman and Chief Executive Officer of WebLink Wireless, Inc. which he joined in March 1992. He also serves as a director of Tessco Technologies Inc., iPass Inc. and the Personal Communication Industry Association.

John W. Watkins has served as a Director of Triton since February 1998. Mr. Watkins serves as a member of the advisory boards of FrontierVision Partners, L.P. and Triton Cellular Partners, L.P. and as a director of eBiz.net, Advanced TelCom Group, Kelmscott Communications and Western Integrated Networks. Mr. Watkins manages J.P. Morgan's private equity investment activities in the communications industries. He is a Managing Director and an officer of J.P. Morgan Capital Corporation. Previously, Mr. Watkins was a director of Horizon Cellular Group, Prism Radio Partners, L.P., Columbia River Cellular Partners, L.P. and Savvis Communications Corporation.

William W. Hague was appointed as a Director of Triton on April 28, 2000 by AT&T and previously served as a Director of Triton from February 1998 through January 1999. Mr. Hague serves as the Senior Vice President, Corporate Development, Mergers and Acquisitions at AT&T Wireless Services, Inc., which he joined in 1995. Prior thereto and beginning in 1992, he acted as Director of Legal Affairs and Human Resources at Western Wireless, Inc. Mr. Hague was appointed to fill the vacancy created when Mary Hawkins-Key resigned as a Director of Triton effective April 28, 2000.

Compensation Committee

The Compensation Committee met twice in 1999. The current members of the Compensation Committee are Mr. Beletic, as chairman, Mr. Chavkin and Mr. Watkins.

The functions of the Compensation Committee include overseeing the administration of Triton's compensation policies and practices; establishing and administering the compensation plans of members of senior management and authorizing any adjustments thereto; administering Triton's Stock and Incentive Plan and authorizing all awards granted thereunder; administering Triton's Employee Stock Purchase Plan; and reporting annually to the stockholders of Triton on matters concerning the compensation of executives of Triton.

Compensation of Directors

The non-independent members and the AT&T-nominated member of the Board of Directors do not receive cash compensation for service on the board, although they are reimbursed for certain out-of-pocket expenses in connection with attendance at board meetings. The independent directors receive compensation of $10,000 per year, plus $1,000 for each meeting they attend in person and $500 for each meeting they attend via conference call, as well as shares of Class A common stock that may, from time to time, be awarded to them under Triton's Amended and Restated Common Stock Trust Agreement for Management Employees and Independent Directors, dated June 26, 1998.

Executive Compensation

                           Summary Compensation Table

                                     ------------------------------------------

                                                  Annual Compensation    Restricted
                                                 ----------------------       Stock    All Other
Name                   Principal Position        Year   Salary    Bonus   Awards(1) Compensation
----                 --------------------        ---- -------- -------- ----------- ------------
Michael E. Kalogris  Chairman of the Board       1999 $373,967 $350,000 $   792,942
                     of Directors and Chief      1998 $350,000 $350,000 $11,959,963          --
                     Executive Officer
Steven R. Skinner    President and Chief         1999 $267,236 $250,000 $   594,707
                     Operating Officer           1998 $225,000 $225,000 $ 8,969,973          --
Clyde Smith(2)       Executive Vice President    1999 $238,313 $114,000 $ 1,480,716     $166,119(3)
                     and Chief Technical Officer 1998 $205,051 $220,000 $ 1,778,271     $ 16,941
David D. Clark       Executive Vice President,   1999 $208,231 $200,000 $ 2,957,471
                     Chief Financial Officer     1998 $190,000 $190,000 $ 3,334,260          --
                     and Secretary
Stephen McNulty      President and General       1999 $168,554 $176,000 $ 2,166,243
                     Manager of the Mid-Atlantic 1998 $ 79,800 $100,000         --      $ 10,237
                     Region

---------------
(1)Consists of 1,508,549 and 444,004 restricted shares of Triton's Class A common stock awarded during 1998 and 1999, respectively, that vest over a five-year period commencing February 4, 1998 with an aggregate value of $68,367,440 and $20,122,261, respectively, based upon the closing price of the Class A common stock on December 31, 1999. A significant portion of these shares remain subject to forfeiture at December 31, 1999. See "Security Ownership of Management and Certain Beneficial Owners." Mr. Kalogris' and Mr. Skinner's awards vest as follows: 10% vested as of February 4, 1998, 5% vested during 1999 in connection with the completion of Phase I of Triton's build-out and 17% vest per year for five years beginning February 4, 1999. Mr. Smith's awards vest as follows: 17% vest per year for five years beginning February 4, 1999 and 15% vest based upon performance measures to be determined. Mr. Clark's and Mr. McNulty's awards vest as follows: 20% per year for five years beginning February 4, 1999. Notwithstanding the vesting schedules set forth above, all restricted shares vest in specified circumstances constituting a change of control.
(2)Mr. Smith resigned from Triton on February 25, 2000. See "Employment Agreements."
(3)Relocation payment.

Several executive officers were issued shares of restricted stock in connection with the consummation of Triton's joint venture with AT&T, the Norfolk acquisition, the Myrtle Beach acquisition and the license exchange with AT&T. In addition, several executive officers were issued restricted stock under the amended and restated common stock trust agreement for management employees and independent directors dated June 26, 1998. 518,798 shares, or .97% of Triton's total outstanding Class A common stock, is currently held in trust under this common stock trust agreement of which Michael E. Kalogris is the trustee. The trustee is required to distribute stock from the trust to management employees and independent directors as directed in writing by executive management with the authorization of the Compensation Committee of the Board of Directors. Triton's Compensation Committee of the Board of Directors determines at its discretion which persons shall receive awards and the amount of such stock awards. Triton's stock and incentive plan governs the shares and letter agreements previously issued and to be issued from the trust established pursuant to the common stock trust agreement.

Employment Agreements

Michael E. Kalogris. On February 4, 1998, Triton entered into an employment agreement with Michael E. Kalogris, Chairman of Triton's Board of Directors and Chief Executive Officer. Mr. Kalogris' employment agreement has a term of five years unless the agreement is terminated earlier by either Mr. Kalogris or Triton. Mr. Kalogris may terminate his employment agreement:

  .  at any time at his sole discretion upon 30 days' prior written notice;
     and

  .  immediately, upon written notice for good reason, which includes:

     (a) if there is a change of control, as defined in the employment agreement;

     (b) if Mr. Kalogris is demoted, removed or not re-elected as Chairman of Triton's Board of Directors. However, so long as Mr. Kalogris remains a member of Triton's Board of Directors and Triton's Chief Executive Officer, it is not considered good reason if Mr. Kalogris is no longer Chairman of Triton's Board of Directors;

     (c) there is a material diminishment of Mr. Kalogris' responsibilities, duties or status and that diminishment is not rescinded within 30 days after receiving written notice of the diminishment;

     (d) Triton fails to pay or provide benefits to Mr. Kalogris when due and does not cure that failure within 10 days of receiving written notice of that failure;

     (e) Triton relocates its principal offices more than 30 miles from Malvern, Pennsylvania without the consent of Mr. Kalogris; or

     (f) Triton purports to terminate Mr. Kalogris for cause for any reason other than those permitted as for cause reasons under the employment agreement.

Triton may terminate Mr. Kalogris' employment agreement:

  . at any time, upon written notice, without cause at Triton's sole discretion;

  .  for cause; or

  .  upon the death or disability of Mr. Kalogris.

If Mr. Kalogris terminates the employment agreement for good reason other than due to a change of control, or Triton terminates the employment agreement without cause, Mr. Kalogris is entitled to receive the following severance benefits:

  .  $1.0 million;

  . up to an additional $0.5 million if he is unable to secure employment in a senior executive capacity by the second anniversary of the date of termination;

  .  the vesting of some of his unvested shares as follows:

     (a) if the termination occurs before February 4, 2001, 50% of all shares of Class A common stock that are unvested under the employment agreement as of such date will vest;

     (b) if the termination occurs between February 4, 2001 and February 3, 2002, 25% of the unvested shares will vest; and

     (c) if the termination occurs after such period, none of the unvested shares will vest.

Triton will also allow Mr. Kalogris to participate in all health, dental, disability and other benefit plans maintained by Triton for a period of two years following the date of termination of the employment agreement.

If Mr. Kalogris' employment is terminated on or after the initial five-year term of the employment agreement or due to Triton's failure to renew the agreement, Triton will pay him a severance benefit in the amount of his base salary at that time. Mr. Kalogris' employment agreement provides for an initial annual base salary of $350,000, subject to annual increases at the discretion of the Compensation Committee of the Board of Directors, and an annual bonus in an amount up to 100% of his base salary based on Triton's performance. Mr. Kalogris is also entitled to acquire shares of Triton's Series A common stock under a stock purchase plan that may be created under the terms of the employment agreement and is required to invest 30% of any amounts he receives on account of an annual bonus in excess of 50% of his base salary toward the purchase of such shares.

In the event of any change of control, regardless of whether Mr. Kalogris terminates the employment agreement, all of his previously unvested shares will vest immediately.

Steven R. Skinner. On February 4, 1998, Triton entered into an employment agreement with Steven R. Skinner, Triton's President and Chief Operating Officer. The employment agreement has a term of five years unless terminated earlier by either Mr. Skinner or Triton. Mr. Skinner may terminate his employment agreement:

  .  at any time at his sole discretion upon 30 days' prior written notice;
     and

  .  immediately, upon written notice for good reason, which includes:

     (a) if there is a change of control, as defined in the employment agreement;

     (b) if Mr. Skinner is demoted;

     (c) there is a material diminishment of Mr. Skinner's responsibilities, duties or status and that diminishment is not rescinded within 30 days after receiving written notice of the diminishment;

     (d) Triton fails to pay or provide benefits to Mr. Skinner when due and does not cure that failure within 10 days of receiving written notice of that failure;

     (e) Triton relocate its principal offices more than 30 miles from Malvern, Pennsylvania without the consent of Mr. Skinner; or

     (f) Triton purports to terminate Mr. Skinner for cause for any reason other than those permitted as for cause reasons under the employment agreement.

Triton may terminate the employment agreement:

  .  at any time, upon written notice, at Triton's sole discretion;

  .  for cause; or

  .  upon the death or disability of Mr. Skinner.

If Mr. Skinner terminates the employment agreement for good reason other than due to a change of control, or Triton terminates the employment agreement without cause, Mr. Skinner is entitled to receive the following severance benefits:

  .  $675,000;

  . up to an additional $337,500 if he is unable to secure employment in a senior executive capacity by the second anniversary date of the termination of the agreement;

  .  the vesting of some of his unvested shares as follows:

     (a) if the termination occurs before February 4, 2001, 50% of all shares of Class A common stock that are unvested under the employment agreement as of that date will vest;

     (b) if the termination occurs between February 4, 2001 and February 3, 2002, 25% of the unvested shares will vest; and

     (c) if the termination occurs after such period, none of the unvested shares will vest; and

  . Triton will allow Mr. Skinner to participate in all health, dental, disability and other benefit plans maintained by Triton for a period of two years following the date of termination of the agreement.

If Mr. Skinner's employment is terminated on or after the initial five-year term of the employment agreement, or due to Triton's failure to renew the employment agreement, Triton will pay Mr. Skinner a severance benefit in the amount of his base salary at that time. Mr. Skinner's employment agreement provides for an initial annual base salary of $225,000, subject to annual increases at the discretion of the Compensation Committee of the Board of Directors, and an annual bonus in an amount up to 100% of his base salary based on Triton's performance. Mr. Skinner is also entitled to acquire shares of Triton's Series A common stock under a stock purchase plan and is required to invest 30% of any amounts he receives on account of an annual bonus in excess of 50% of his base salary toward the purchase of such shares.

In the event of any change of control, regardless of whether Mr. Skinner terminates the employment agreement, all of his previously unvested shares will vest immediately.

Clyde Smith. Effective February 25, 2000, Mr. Smith resigned from his position as Executive Vice President of Triton. Pursuant to his employment agreement, and subsequent separation agreement, Mr. Smith will receive total severance compensation of $409,000 and 51,896 of his unvested shares.

                               Security Ownership

The following table sets forth, as of March 15, 2000, the number of shares of Class A common stock beneficially owned by (i) each director, (ii) each executive officer, (iii) all executives officers and directors as a group and
(iv) each of Triton's stockholders who, based on Triton's records, was known to Triton to be the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of more than 5% of the Class A common stock.


                                                              ---------------------------------
                                                      Number of Voting Shares      Percentage of Voting
Name and Address of Beneficial Owner(1)                    Beneficially Owned Shares Beneficially Owned
---------------------------------------               ----------------------- -------------------------
Michael E. Kalogris                                            3,147,673(8)                5.9%
Steven R. Skinner                                              1,942,906(9)                3.6
David D. Clark                                                   349,541(10)                *
Stephen McNulty                                                  127,347(11)                *
Michael C. Mears                                                 122,347(12)                *
Daniel E. Hopkins                                                 70,366(13)                *
Scott I. Anderson                                                 22,643(14)                *
John D. Beletic                                                   56,343                    *
Arnold Chavkin(2)                                                  --                     --
John W. Watkins(3)                                                 --                     --
CB Capital Investors, LLC(2)                                  12,270,744                  22.9
J.P. Morgan Investment Corporation(3)                          2,578,772                   4.8
Desai Capital Management Incorporated(4)                      11,902,744(15)              22.2
Toronto Dominion Capital (U.S.A.), Inc.(5)                     2,975,698(16)               5.5
First Union Affordable Housing Community Development
 Corporation(6)                                                4,079,877                   7.6
AT&T Wireless PCS(7)                                          12,504,720                  18.9
All directors and executive officers as a group (11
 persons)                                                      5,839,166(17)              10.9

---------------
  *Represents less than 1%.
 (1)Unless otherwise indicated, the address of each person listed in this table is c/o Triton Management Company, 1100 Cassatt Road, Berwyn, Pennsylvania 19312.
 (2)Effective January 1, 2000, (i) CB Capital Investors, LLC became the successor to CB Capital Investors, L.P., (ii) CB Capital Investors, Inc. became the managing member of CB Capital Investors, LLC and (iii) Chase Capital Partners became the manager, by delegation, of CB Capital Investors, LLC pursuant to an advisory agreement with CB Capital Investors, Inc. Mr. Chavkin is a vice president of CB Capital Investors, Inc. and a general partner of Chase Capital Partners. Mr. Chavkin disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The address of CB Capital Investors, LLC is c/o Chase Capital Partners, 380 Madison Avenue, New York, New York 10017.
 (3)Mr. Watkins is a managing director and an officer of J.P. Morgan Investment Corporation. Mr. Watkins disclaims beneficial ownership of any such shares. The address of J.P. Morgan is 101 California Street, 38th Floor, San Francisco, California 94111.
 (4)The address of Desai Capital Management Incorporated is 540 Madison Avenue, New York, New York 10022.
 (5)The address of Toronto Dominion Capital (U.S.A.), Inc. is 909 Fannin, Suite 1700, Houston, Texas 77010.
 (6)The address of First Union Affordable Housing Community Development Corporation is One First Union Center, 301 S. College Street, 5th Floor, Charlotte, North Carolina 28288.
 (7)The address of AT&T Wireless PCS is c/o AT&T Wireless Services, Inc., 7277 164th Avenue, N.E., Redmond, Washington 98052.
 (8)Includes 518,798 shares of Class A common stock held by Mr. Kalogris as trustee under an amended and restated common stock trust agreement for management employees and independent directors, dated June 26, 1998, under which Triton will distribute Class A common stock to management employees and independent directors. 1,282,076 of the 2,628,875 shares of Class A common stock directly held by Mr. Kalogris are subject to forfeiture in accordance with Mr. Kalogris' employment agreement over a five-year period.
 (9)961,557 of the 1,942,906 shares of Class A common stock are subject to forfeiture according to the terms of Mr. Skinner's employment agreement.
(10)274,125 of the 349,541 shares of Class A common stock are subject to forfeiture according to the terms of letter agreements, dated as of February 4, 1998 and August 9, 1999, between Triton and Mr. Clark.
(11)95,208 of the 127,347 shares of Class A common stock are subject to forfeiture according to the terms of letter agreements, dated as of January 11, 1999 and August 9, 1999, between Triton and Mr. McNulty.
(12)95,208 of the 122,347 shares of Class A common stock are subject to forfeiture according to the terms of letter agreements, dated as of February 4, 1998 and August 9, 1999, between Triton and Mr. Mears.
(13)42,366 of the 70,366 shares of Class A common stock are subject to forfeiture according to the terms of a letter agreement, dated as of July 15, 1999, between Triton and Mr. Hopkins.
(14)Mr. Anderson is a principal of Cedar Grove Partners, LLC. He disclaims beneficial interest of the 23,000 shares owned directly by Cedar Grove Partners, LLC, except to the extent of his pecuniary interest therein.
(15)Includes 122,663 shares of Class A common stock held by Sixty Wall Street SBIC Fund, L.P., an affiliate of J.P. Morgan Investment Corporation. The address for Sixty Wall Street SBIC is 60 Wall Street, New York, New York 10260. J.P. Morgan also owns 8,210,827 shares of Class B non-voting common stock.
(16)Consists of 5,951,372 shares of Class A common stock held by Private Equity Investors III, L.P., and 5,951,372 shares of Class A common stock held by Equity-Linked Investors-II, each an affiliate of Desai Capital Management. The address for Private Equity Investors III and Equity-Linked Investors-II is 540 Madison Avenue, 38th Floor, New York, New York 10022.
(17)Consists of 543,683.47 shares of Series D preferred stock convertible into 12,504,720 shares of Class A common stock. Shares of Series D preferred stock are convertible into an equivalent number of shares of Series C preferred stock at any time, and shares of Series C preferred stock are convertible into shares of Class A common stock or Class B non-voting common stock are at any time.

                 Certain Relationships and Related Transactions

Triton is a party to the following agreements with management and principal stockholders.

The Stockholders' Agreement

General. Triton has entered into an amended and restated stockholders' agreement, dated as of October 27, 1999, with AT&T, the cash equity investors and certain of Triton's current and former executive officers. Additional management stockholders and the independent directors have also agreed to be bound by the provisions of the stockholders' agreement in connection with the issuance to them of capital stock. The agreement covers matters in connection with Triton's management and operations and the sale, transfer or other disposition of Triton's capital stock.

Board of Directors. A board of directors divided into three classes and consisting of seven persons governs Triton. Actions of the board of directors require the affirmative vote of a majority of the entire board, although some transactions require a higher vote. The stockholders who are party to Triton's stockholders' agreement, other than J. P. Morgan Investment Corporation, have agreed that they will vote their shares together to elect as two of Triton's seven directors the nominees selected by Triton's cash equity investors and, so long as AT&T has the right to nominate a director under Triton's certificate of incorporation, to elect AT&T's nominee.

Representatives of AT&T and several cash equity investors also have the right to attend each meeting of the board of directors as observers, provided that they continue to own a certain amount of Triton's capital stock. A majority of disinterested directors must approve any transactions between Triton and its stockholders, except for transactions under the shareholders', license, roaming and resale agreements described in this section and arm's-length agreements with AT&T.

Restrictions on Transfer; Rights of First Offer. The stockholders' agreement imposes restrictions with respect to the sale, transfer or other disposition of Triton's capital stock held under the terms of the agreement. Stockholders may not transfer their shares of common stock prior to February 4, 2001 other than to any affiliated successor; thereafter, stockholders holding shares of common stock may transfer the shares to any person, subject to rights of first offer and first negotiation granted to specified parties to the stockholders' agreement. However, stockholders that are small business investment corporations and that hold an aggregate of 23,060,343 shares of common stock may transfer their shares prior to February 4, 2001 if they are required to do so in order to comply with regulatory requirements, but these transfers are still subject to the rights of first offer. Additionally, holders of common stock and Series D preferred stock may transfer those shares at any time to an affiliated successor or an equity investor affiliate, and, after February 4, 2001, the cash equity investors may transfer or otherwise dispose of any of those shares held by them to any other cash equity investors.

AT&T may not transfer or dispose of any of its shares of Series D preferred stock at any time other than to an affiliated successor. In addition, each stockholder who is a party to the stockholders' agreement has agreed, subject to some exceptions, not to transfer or otherwise dispose of any shares of Triton's capital stock to any of the three largest carriers of telecommunications services that as of February 4, 1998 constituted interexchange services, other than AT&T and other specified wireless carriers.

Registration Rights. The stockholders' agreement grants certain demand and piggyback registration rights to the stockholders. On or after February 4, 2001, the following stockholders may, subject to the restrictions on transfer described above, cause an underwritten demand registration, subject to customary proportionate cutback and blackout restrictions, so long as registration is reasonably expected to result in aggregate gross proceeds of at least $10.0 million to such stockholder:

  .  AT&T;

  . any stockholder or group of stockholders beneficially owning shares of Series C preferred stock or common stock, if the sale of the shares to be registered is reasonably expected to result in aggregate gross pro-ceeds of at least $25.0 million; or

  . certain management stockholders beneficially owning at least 50.1% of the shares of common stock then beneficially owned by all such manage-ment stockholders together.

In addition to the demand registration rights, any stockholder may, subject to the restrictions on transfer described above, piggyback on a registration by Triton at any time, other than registrations on Forms S-4 or S-8 of the Securities Act, subject to customary proportionate cutback restrictions. The demand and piggyback registration rights and obligations survive until February 4, 2018.

Rights of Inclusion. In the event of a proposed sale by any stockholder to any person other than an affiliated successor that would constitute 25% or more of the aggregate outstanding Series C preferred stock and common stock on a fully-diluted basis, excluding the Series A preferred stock, the other stockholders have the right to participate in any such proposed sale by exercising such right within 30 days after receipt of a notice informing them of such proposed sale. The purchaser may either purchase all stock offered by all stockholders electing to participate in such sale, or the purchaser may purchase stock from stockholders electing to participate in such sale on a pro-rata basis up to the aggregate dollar amount offered by the purchaser to the initial selling stockholder.

In an investors' agreement, the cash equity investors have agreed that specified cash equity investors who sell their shares of common stock may require the other cash equity investors to also participate in any such sale. As a result, cash equity investors holding less than a majority of the shares of common stock may have the effective right to sell control of Triton.

Exclusivity. The stockholders have agreed that during the term of the stockholders' agreement, none of the stockholders nor their respective affiliates will provide or resell, or act as the agent for any person offering, within the territory defined in the stockholders' agreement, wireless mobility telecommunications services initiated or terminated using time division multiple access technology and frequencies licensed by the FCC. However, AT&T and its affiliates may:

  .  resell or act as agent for Triton;

  . provide or resell wireless telecommunications services to or from spe-cific locations; and

  . resell wireless telecommunications services for another person in any area where Triton has not yet placed a system into commercial service.

AT&T must provide Triton with prior written notice of its intention to engage in resales for another person, and only dual band/dual mode phones may be used in connection with the resale activities. Additionally, with respect to the markets listed on the roaming agreement, Triton and AT&T have agreed to cause Triton's respective affiliates in their home carrier capacities to program and direct the programming of customer equipment so that the other party, in its capacity as the serving carrier, is the preferred roaming provider in such markets. Each party also agrees to refrain from inducing any of its customers to change programming.

Build-Out. Triton is required to:

  . meet the construction requirements described in an agreed-upon minimum build-out plan;

  . ensure compatibility of its personal communications services systems with the majority of systems in the southeastern region of the United States;

  . satisfy the FCC construction requirements in the territory defined in the stockholders' agreement;

  .  offer various core service features with respect to its systems;

  . cause its systems to comply with AT&T's time division multiple access quality standards; and

  . refrain from providing or reselling interexchange services, other than interexchange services under its FCC licenses or that Triton procures from AT&T.

If Triton materially breaches any of the foregoing operational obligations or if AT&T decides to adopt a new technology standard in a majority of its markets and Triton declines to adopt the new technology, AT&T may terminate its exclusivity obligations.

Certain Transactions. In the event of a merger, consolidation, asset acquisition or disposition or other business combination involving AT&T and an entity that:

  . derives from telecommunications businesses annual revenues in excess of $5.0 billion;

  . derives less than one-third of its aggregate revenues from the provision of wireless telecommunications; and

  . owns FCC licenses to offer and does offer wireless mobility telecommuni-cations services serving more than 25% of the potential customers within the territory defined in the stockholders' agreement,

AT&T will have the right, upon written notice, to terminate substantially all of its exclusivity obligations described above in a portion of the territory in which the other party owns an FCC license to offer commercial mobile radio service. However, upon such a termination, Triton has the right to cause AT&T to exchange into shares of Series B preferred stock:

  .  all of the shares of its Series A preferred stock;

  . all of the shares of its Series D preferred stock, its Series C pre-ferred stock or any common stock it may have received upon conversion of its Series D preferred stock into any one of them.

In the event that AT&T is required in any such transaction to dispose of any of its personal communications services systems in the Charlotte, North Carolina, Atlanta, Georgia, Baltimore, Maryland/Washington, D.C. or Richmond, Virginia basic trading areas, Triton has certain marketing rights. AT&T has agreed, for a period of 180 days, to jointly market with any of its applicable markets any of Triton's personal communications services systems that are located within the major trading areas that include the applicable AT&T basic trading areas. Triton's right is exercisable at any time within the period commencing with the date of the announcement by AT&T of any such transaction and terminating on the later of six months after consummation of the transaction and the date by which AT&T is required under applicable law to dispose of any such system.

Without the prior written consent of AT&T, Triton and its subsidiaries may not effect any sale of substantially all the assets or liquidation, merger or consolidation of Triton or any of its subsidiaries or engage in any business other than permitted businesses. There are limited exceptions to this provision.

Acquisition of Cellular Licenses. Triton may acquire cellular licenses that the board of directors has determined are demonstrably superior alternatives to construction of a personal communications services system in the applicable area within the territory, provided that:

  . a majority of the cellular potential customers are within the territory defined in the stockholders' agreement;

  . AT&T and its affiliates do not own commercial mobile radio service li-censes in the area; and

  . Triton's ownership of the cellular license will not cause AT&T or any affiliate to be in breach of any law or contract.

Equipment, Discounts and Roaming. At Triton's request, AT&T will use all commercially reasonable efforts to assist Triton in obtaining discounts from any vendor with whom Triton is negotiating for the purchase of any infrastructure equipment or billing services and to enable Triton to become a party to the roaming agreements between AT&T and its affiliates which operate other cellular and personal communications services systems so long as AT&T, in its sole discretion, does not determine such activities to be adverse to its interests.

Resale Agreements. At AT&T's request, Triton will enter into resale agreements relating to the territory defined in the stockholders' agreement. The rates, terms and conditions of service that Triton provides shall be at least as favorable to AT&T, taken as a whole, as the rates, terms and conditions provided by Triton to other customers.

Subsidiaries. All of Triton's subsidiaries must be direct or indirect wholly-owned subsidiaries.

Amendments. Amendments to the stockholders' agreement require the consent of the following stockholders:

  . a majority of the shares of each class of capital stock held by the par-ties to the stockholders' agreement, including AT&T;

  . two-thirds of the common stock beneficially owned by the cash equity in-vestors; and

  . 60.1% of the common stock beneficially owned by the management stock-holders.

However, in the event any party to the stockholders' agreement ceases to own any shares of capital stock, the party ceases to be a party to the stockholders' agreement and his or her corresponding rights and obligations terminate.

Termination. The stockholders' agreement terminates upon the earliest to occur of:

  .  the written consent of each party to the agreement;

  .  February 4, 2009; and

  .  one stockholder beneficially owning all of the shares of common stock.

However, certain provisions of the agreement expire on February 4, 2008, and some consent rights of AT&T expire if it fails to own a specified amount of capital stock.

License Agreement

Under the terms of a network membership license agreement, dated as of February 4, 1998, between AT&T and Triton, AT&T has granted Triton a royalty-free, non-exclusive, limited right and license to use various licensed marks solely in connection with specified licensed activities, as described below. The licensed marks include the logo containing the AT&T and globe design and the expression Member, AT&T Wireless Services Network. The licensed activities include:

  . the provision to end-users and resellers, solely within the territory specified in the agreement, of communications services on frequencies licensed to Triton for commercial mobile and radio service provided in accordance with the AT&T agreements; and

  .  marketing and offering the licensed services within the territory.

The license agreement also grants Triton the right and license to use the licensed marks on permitted mobile phones.

AT&T has agreed not to grant to any other person a right or license to provide or resell, or act as agent for any person offering, the communications services Triton is offering within the territory under the licensed marks except to:

  . any person who resells, or acts as Triton's agent for, licensed services provided by Triton, or

  . any person who provides or resells wireless communications services to or from specific locations such as buildings or office complexes, even if the applicable subscriber equipment being used is capable of routine movement within a limited area and even if such subscriber equipment may be capable of obtaining other telecommunications services beyond that limited area and handing-off between the service to the specific loca-tion and those other telecommunications services.

In all other instances, except as described above, AT&T reserves for itself the right to use the licensed marks in connection with its provision of services, whether within or without the territory.

The license agreement contains numerous restrictions with respect to Triton's use and modification of any of the licensed marks. Triton is obligated to use commercially reasonable efforts to cause all licensed services that use the licensed marks to be of comparable quality to the licensed services AT&T markets and provides in areas comparable to Triton's licensed territory, taking into account the relative stage of development of the areas and other factors. The license agreement also sets forth specific testing procedures to determine compliance with these standards and affords Triton a grace period to cure any instances of alleged noncompliance. Following the cure period, Triton must cease using the licensed marks until Triton is in compliance.

Triton may not assign or sublicense any of its rights under the license agreement. However, the license agreement may be, and has been, assigned to Triton's lenders under Triton's credit facility. After the expiration of any applicable grace and cure periods under the credit facility, Triton's lenders may enforce Triton's rights under the license agreement and assign the license agreement to any person with AT&T's consent.

The license agreement has a five-year term, which renews for an additional five-year period if neither party terminates the agreement. The license agreement may be terminated at any time in the event of Triton's significant breach, including Triton's misuse of any licensed marks, Triton's license or assignment of any of the rights in the license agreement, Triton's failure to maintain AT&T's quality standards or if Triton experiences a change of control. After the initial five-year term, in the event AT&T converts any shares of Series A preferred stock into common stock in connection with the stockholders' agreement, the license agreement terminates on the later of two years from the date of such conversion and the then existing expiration date of the license agreement. After the initial five-year term, AT&T may also terminate the license agreement upon the occurrence of specified transactions. See "--The Stockholders' Agreement--Certain Transactions."

Roaming Agreement

Under an intercarrier roamer service agreement, dated as of February 4, 1998, between AT&T, on behalf of its affiliates, and Triton, AT&T and Triton agreed to provide wireless mobility radiotelephone service for registered customers of the other party's customers when they are out of their home carrier's geographic area and in the geographic area where the serving carrier, itself or through affiliates, holds a license or permit to construct and operate a wireless mobility radio-telephone system and station. Each home carrier whose customers receive service from a serving carrier shall pay the serving carrier 100% of the wireless service charges and 100% of the pass-through charges, such as toll or other charges. Each serving carrier's service charges per minute of use or partial minute of use for the first three years will be fixed at a declining rate, and after the first three years will be equal to an adjusted average home rate or any lower rate the parties negotiate from time to time. Each serving carrier's toll charges per minute of use for the first three years will be fixed at a declining rate. After the first three years, the parties may renegotiate the rate from time to time.

The roaming agreement has a term of 20 years, unless a party terminates earlier due to:

  .  the other party's uncured breach of any term of the roaming agreement;

  .  the other party's voluntary liquidation or dissolution; or

  . the FCC's revocation or denial of the other party's license or permit to provide commercial mobile radio service.

Neither party may assign or transfer the roaming agreement or any of its rights under the agreement except to an assignee of all or part of its license or permit to provide commercial mobile radio service, provided that the assignee expressly assumes all or the applicable part of the assigning party's obligations under the agreement.

Resale Agreement

Under the terms of the stockholders' agreement, Triton is required at AT&T's request to enter into a resale agreement in an agreed-upon form. Under the resale agreement, AT&T will be granted the right to purchase and resell on a nonexclusive basis access to and usage of Triton's services in the territory. AT&T will pay Triton the charges, including usage and roaming charges, associated with services it requests under the agreement. Triton will retain the continuing right to market and sell its services to customers and potential customers.

The resale agreement will have a term of 10 years and will renew automatically for successive one-year periods unless either party elects to terminate the agreement. Following the eleventh anniversary of the agreement, either party may terminate with 90 days' prior written notice. Furthermore, AT&T may terminate the agreement at any time for any reason on 180-days' written notice.

Under the terms of the stockholders' agreement, Triton has agreed that the rates, terms and conditions of service, taken as a whole, that Triton provides to AT&T under the resale agreement shall be at least as favorable as, or if permitted by applicable law, superior to, the rates, terms and conditions of service, taken as a whole, to any other customer. Triton will design the rate plan Triton will offer under the resale agreement to result in a discounted average actual rate per minute of use AT&T pays for service at least 25% below the weighted average actual rate per minute that Triton bills its customers generally for access and air time.

Neither party may assign or transfer the resale agreement or any of its rights thereunder without the other party's prior written consent, which will not be unreasonably withheld, except:

  .  to an affiliate of that party at the time of the agreement's execution;

  .  by Triton to any of its operating subsidiaries; and

  . to the transferee of a party's stock or substantially all of the party's assets, provided that all FCC and other necessary approvals have been received.

Other Related Party Transactions

Affiliates of First Union Affordable Housing Community Development Corporation and J.P. Morgan Investment Corporation, each of which beneficially owns more than 5% of Triton's capital stock, served as underwriters and received underwriter fees in connection with Triton's initial public offering completed in November, 1999.

Over the course of 1997, Triton Communications L.L.C., Triton's predecessor, incurred certain costs on behalf of Triton Cellular, Inc. an entity affiliated with Triton through management overlap and shared leased facilities. These costs totaled $148,100 and Triton Cellular reimbursed Triton in 1999. In addition, Triton purchased $22,800 of equipment from Horizon Cellular Telephone Company, L.P., an entity formerly affiliated with Triton through management overlap and shared leased facilities. In addition, under an agreement between Triton Cellular, Inc. and Triton, allocations for management services rendered by some of Triton's management employees on behalf of Triton Cellular and allocations for shared lease facilities are charged to Triton Cellular. Those allocations totaled $505,000 during 1999.

On February 3, 1998, Triton PCS entered into a credit facility. On September 22, 1999, Triton PCS entered into an amendment to that credit facility that increased the credit facility to $600.0 million. Affiliates of each of J.P. Morgan Investment Corporation, which beneficially owns approximately 17.4% of Triton's common stock, CB Capital Investors, which beneficially owns approximately 19.8% of Triton's common stock, First Union Affordable Housing Community Development Corporation, which beneficially owns approximately 6.6% of Triton's common stock, and Toronto Dominion Capital (U.S.A.), Inc., which beneficially owns approximately 4.8% of Triton's common stock, serve as agent and lenders under the credit facility. Each of the agent and lenders under the credit facility has received and will continue to receive customary fees and expenses in connection with the credit facility. For the year ended December 31, 1999, affiliates of J.P. Morgan Investment Corporation, First Union Affordable Housing Development Housing Corporation and Toronto Dominion Capital (U.S.A.), Inc. received approximately $299,932, $359,607 and $237,458, respectively, in their capacity as lender under such facility, and CB Capital Investors received approximately $1,205,180 in its capacity as agent and lender under such facility.

Triton has entered into letter agreements with several of its management employees and with Triton's independent directors. Under the letter agreements, these individuals were issued shares of Triton's Class A common stock that vest at 20% per year over a five-year period.

On August 12, 1999, Triton entered into stock purchase agreements with each of Scott I. Anderson and John D. Beletic, Triton's two independent directors, and one officer under which Triton agreed to sell to them an aggregate of 3,400 shares of Triton's Series C preferred stock (which were converted into 78,200 shares of Class A common stock in Triton's initial public offering) for a purchase price of $100 per share. This transaction was closed in September 1999.

First Union Securities, Inc., an affiliate of First Union Affordable Housing Community Development Corporation, acted as Triton's exclusive financial advisor in connection with the sale of Triton's personal communications towers to American Tower, L.P. pursuant to an asset purchase agreement dated July 13, 1999. Triton paid a fee to such entity of $1.07 million in connection with the consummation of such sales which occurred on September 22, 1999.

                         Description of Credit Facility

On February 3, 1998, we entered into a loan agreement that provided for a senior secured bank facility with a group of lenders for an aggregate amount of $425.0 million of borrowings. On September 22, 1999, we entered into an amendment to that loan agreement under which the amount of credit available to us was increased to $600.0 million. The bank facility provides for:

  . a $175.0 million senior secured Tranche A term loan maturing on August 4, 2006;

  . a $150.0 million senior secured Tranche B term loan maturing on May 4, 2007;

  . a $175.0 million senior secured Tranche C term loan maturing on August 4, 2006; and

  . a $100.0 million senior secured revolving credit facility maturing on August 4, 2006.

The terms of the bank facility will permit us, subject to various terms and conditions, including compliance with specified leverage ratios and satisfaction of build-out and subscriber milestones, to draw up to $600.0 million to finance working capital requirements, capital expenditures, permitted acquisitions and other corporate purposes. Our borrowings under these facilities are subject to customary terms and conditions.

We must begin to repay the term loans in quarterly installments, beginning on February 4, 2002, and the commitments to make loans under the revolving credit facility are automatically and permanently reduced beginning on August 4, 2004. In addition, the credit facility requires us to make mandatory prepayments of outstanding borrowings under the credit facility, commencing with the fiscal year ending December 31, 2001, based on a percentage of excess cash flow and contains financial and other covenants customary for facilities of this type, including limitations on investments and on our ability to incur debt and pay dividends. As of December 31, 1999, we had drawn $150.0 million under the Tranche B term loan, which we expect to use to fund future operations.

                              Description of Notes

In this section only, we use the term Triton to refer Triton PCS, Inc. but not any of its subsidiaries. The notes were issued under an indenture, dated as of May 4, 1998, between Triton, the guarantors and PNC Bank, National Association, as trustee.

We have attached the indenture as an exhibit to the registration statement of which this prospectus is a part. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. The notes are subject to all such terms. The statements under this caption relating to the notes and the indenture are summaries. They are not complete descriptions. When we refer to particular provisions of the indenture or the registration rights agreement, those provisions, including the definitions of certain terms, are qualified in their entirety by reference to the indenture and the registration rights agreement. In addition, some of the defined terms used in the indenture are defined in this prospectus in "--Certain Definitions."

The notes are general unsecured obligations of Triton, limited to $450.0 million of gross proceeds, of which $300.0 million of gross proceeds were offered and sold in 1998. We may issue additional amounts of notes in one or more series from time to time subject to the limitations set forth under "Covenants--Limitations on Incurrence of Indebtedness." We will treat additional notes as a single series for all purposes under the indenture. The notes are senior subordinated obligations, subordinated in right of payment to all Triton's seniordebt.

Principal, Maturity and Interest

The notes will mature on May 1, 2008. No cash interest will accrue or be payable on the notes prior to May 1, 2003. Cash interest will accrue at 11% per annum, except as noted under "--Registration Rights," from May 1, 2003 and will be payable semi-annually on May 1 and November 1 of each year, commencing November 1, 2003, to the holder in whose name a note is registered at the close of business on the preceding April 15 or October 15, as the case may be. Cash interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from May 1, 2003. We will compute cash interest on the notes on the basis of a 360-day year of twelve 30-day months. Noteholders must surrender the notes to the paying agent to collect principal payments. At our option, we may pay principal and interest at the trustee's corporate trust office or by check mailed to a holder's registered address.

Optional Redemption

The notes will be subject to redemption, at our option, in whole or in part, at any time on or after May 1, 2003 and prior to maturity, upon not less than 30 nor more than 60 days' notice mailed to each holder of notes to be redeemed at his or her registered address, and in amounts of $1,000 or an integral multiple of $1,000.

We will redeem the notes at the following redemption prices, expressed as percentages of principal amount, plus accrued interest, if any, but excluding the date fixed for redemption and subject to the right of noteholders on the relevant record date to receive interest, if any, due on an interest payment date that is on or prior to the date fixed for redemption, if redeemed during the 12-month period beginning on May 1 of the years indicated:

                 Year                 Percentage
                 ----                 ----------
                 2003                    105.50%
                 2004                    103.67%
                 2005                    101.84%
                 2006 and thereafter     100.00%

In addition, on or prior to May 1, 2001, Triton may redeem up to 35% of the principal amount at maturity of notes issued under the indenture, at a redemption price equal to 111% of the accreted value to the redemption date, with the net proceeds of one or more equity offerings of qualified stock of:

  .  Triton;

  .  Triton Holdings; or

  . a special purpose corporation formed to hold Triton's or Triton Hold-ings' qualified stock.

However, at least 65% of the aggregate principal amount at maturity of notes issued under the indenture must remain outstanding immediately after giving effect to the redemption. Notice of redemption under this paragraph must be mailed to noteholders not later than 60 days following the completion of the relevant equity offering.

The trustee may select the notes for any partial redemption in accordance with the rules of any national securities exchange on which the notes may be listed or, if they are not so listed, ratably, by lot or in any other manner as the trustee shall deem appropriate and fair. Notes in denominations larger than $1,000 may be redeemed in part but only in integral multiples of $1,000. Notice of redemption will be mailed to the registered address of each holder of notes to be redeemed prior to the redemption date. On and after the redemption date, the notes or portions of notes called for redemption will cease to accrue interest.

The notes will not have the benefit of any sinking fund.

Ranking

Our obligations regarding payment of the principal of, premium, if any, and interest, including additional interest, on, and all other obligations in respect of each and all of the notes shall be subordinated in right of payment, to the extent and in the manner provided in the indenture, to prior payment in full and in cash of all our existing and future senior debt.

All amounts of our senior debt due or to become due, including any interest ac-cruing subsequent to an event of bankruptcy, regardless of whether the interest is an allowed claim enforceable against the debtor under the federal bankruptcy laws, upon:

  . any payment or distribution of any of our assets or securities of any kind or character and whether in cash, property or securities; or

  . any total or partial dissolution, winding up, total or partial liquida-tion or reorganization, whether voluntary or involuntary, or in bank-ruptcy, insolvency, receivership or other proceedings,

shall first be paid in full in cash, before the noteholders, or the trustee on their behalf, are entitled to receive any note payment. Before we, or any person making the payment or distribution, may make any note payment of the principal of, premium, if any, or interest, including additional interest, on, or any other obligation in respect of, the notes upon any of the events listed above, we must satisfy all our senior debt. Before any payment or distribution of any of our assets or securities of any kind or character, to which the noteholders or the trustee, on their behalf, would be entitled but for the subordination provisions of the indenture, we must make payment directly and proportionately to the holders of our senior debt or their representatives, or to the trustee or trustees under any other indenture under which we issued senior debt, to the extent necessary to pay all our senior debt in full, in cash, after giving effect to any concurrent payment, distribution or provision to or for the holders of that senior debt.

We will not make any direct or indirect note payment, deposit or distribution of any kind or character if at the time the payment is due a default exists in the payment of any portion of our obligations with respect to any or all of our designated senior debt. The default must not have been cured or waived, and the senior debt holders must not have otherwise waived their right to payment in favor of the noteholders. This benefit applies to all of our senior debt at all times, including:

  .  at maturity of any or all of our senior debt;

  . on account of mandatory redemption or prepayment of any or all of our senior debt;

  .  on account of acceleration of our senior debt; or

  .  at any other point.

Thus, under these circumstances we will not make note payments:

  .  in cash, property or securities;

  . under the terms of Indebtedness subordinated to the notes, except for payment or distribution of permitted junior securities; or

  . of principal of, premium, if any, or interest, including additional in-terest, on, or any other obligation in respect of the notes, other than payments to noteholders from funds held in trust for their benefit, whether according to the terms of the notes, or upon acceleration, by way of:

  .  repurchase,

  .  redemption,

  .  defeasance, or otherwise.

Additionally, holders of designated senior debt may give the trustee notice of any default or event of default resulting in our non-payment of that senior debt and its maturity due to acceleration. Once the trustee has received a payment blockage notice, unless and until the default or event of default has been waived, cured or has ceased to exist, or the senior debt in question has been discharged or repaid in full, we may not make any note payments other than payments to noteholders from funds held in trust for their benefit for 179 days after the trustee received the notice. However:

  . in no event will a payment blockage period extend beyond 179 days from the date the trustee received the payment blockage notice; and

  . there must be 180 days in any 360-day period during which no payment blockage period is in effect.

No more than one payment blockage period may be commenced with respect to the notes during any period of 360 consecutive days. Thus, if any default or event of default existed or was continuing with respect to the designated senior debt which triggered a payment blockage period, that default or event of default may not trigger any other payment blockage period, whether or not within 360 consecutive days, unless the default or event of default has first been cured or waived for a period of not less than 90 consecutive days.

Our failure to make any payment or distribution for or on account of the notes by reason of the provisions of the indenture described under this section will not be construed as preventing the occurrence of an event of default described in clauses (1) through (3) "--Events of Default."

By reason of the subordination provisions described above, in the event of our insolvency, funds which otherwise would be payable to noteholders will be paid to holders of our senior debt to the extent necessary to repay that senior debt in full, and we may be unable to meet fully our obligations with respect to the notes. Subject to the restrictions set forth in the indenture, in the future we may incur additional senior debt.

The Guarantees

The indenture provides that the guarantors will, jointly and severally, unconditionally guarantee on a senior subordinated basis all of our obligations under the indenture, including our obligation to pay principal, premium, if any, and interest, including additional interest, with respect to the notes. As of the date of this registration statement, all of our direct and indirect subsidiaries are guarantors on a full, unconditional, and joint and several basis and are wholly-owed by us. Triton Holdings, our direct parent and sole stockholder, is not a guarantor. Each guarantor is limited to the maximum amount which, after the guarantor gives effect to all other contingent and fixed liabilities, will result in its obligations under the guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law.

We will not permit any of our subsidiaries to become a direct or indirect obligor under, or in respect of, any senior credit facilities without causing the subsidiary to become a guarantor. Any subsidiary in that situation shall:

  . execute and deliver a supplemental indenture in a form reasonably satis-factory to the trustee. Under the terms of the supplemental indenture, the subsidiary shall unconditionally guarantee all of our obligations under the notes and the indenture on the terms set forth in the inden-ture; and

  . deliver to the trustee an opinion of counsel that the supplemental in-denture has been duly authorized, executed and delivered by the subsidi-ary and constitutes a valid and legally binding and enforceable obliga-tion of the subsidiary.

Any guarantor that is no longer a direct or indirect obligor, including as a guarantor, under or in respect of all senior credit facilities shall be released from its guarantee upon delivery of an officers' certificate to the trustee certifying to that effect.

In addition, the indenture provides that if we or any subsidiary sells all of a guarantor's capital stock, including by issuance or otherwise, in a transaction constituting an asset disposition or which would constitute an asset disposition except that the aggregate consideration was not in excess of $5.0 million, and:

  . the net available proceeds from the asset disposition are used in accor-dance with the covenant limiting asset dispositions; or

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

  . we deliver to the trustee an officers' certificate to the effect that the net available proceeds from the asset disposition will be used in accordance with the covenant limiting asset dispositions within speci-fied time limits, then the guarantor shall be released and discharged from its guarantee obligations upon use of the proceeds, in the case of the first clause above, or upon delivery of the certificate, in the case of the second clause above.

We may, at our option, cause any of our subsidiaries to be a guarantor. Each guarantor's obligations under its guarantee are subordinated in right of payment to the prior payment in full of the guarantor's senior debt on the same basis as our obligations on the notes are subordinated to our senior debt. Each guarantee will rank ratably in right of payment with any other senior subordinated Indebtedness of the guarantor and senior in right of payment to any future subordinated Indebtedness of each guarantor.

Certain Covenants

The indenture contains, among others, the following covenants.

Limitation on Incurrence of Indebtedness
The indenture provides that we will not, and will not cause or permit any restricted subsidiary to, directly or indirectly, incur any Indebtedness, including acquired Indebtedness, except:

  (1) additional Indebtedness if the incurrence, receipt and application or use of the net proceeds, including, without limitation, to repay In-debtedness, complete an asset acquisition or make any restricted pay-ment, results in:

    (a) a ratio of total consolidated Indebtedness to annualized pro forma consolidated operating cash flow which is less than:

      .  7.0 to 1.0, if we incur the Indebtedness prior to July 1, 2004, or

      .  6.0 to 1.0, if we incur the Indebtedness on or after July 1, 2004;
         or

    (b) total consolidated Indebtedness is equal to or less than 75% of to-tal invested capital, but only regarding Indebtedness we incur prior to July 1, 2004;

  (2) Indebtedness which we and our restricted subsidiaries incur under one or more senior credit facilities, in a principal amount at any one time outstanding not to exceed $425.0 million in the aggregate for all such senior credit facilities;

  (3) Indebtedness which we and our restricted subsidiaries have outstanding from time to time according to the terms of any Vendor Credit Arrange-ment;

  (4) Indebtedness we owe to any restricted subsidiary or Indebtedness a re-stricted subsidiary owes to us or to another restricted subsidiary. However, upon either:

    (a) a restricted subsidiary's or our transfer or disposition of any In-debtedness permitted under this clause to a person other than us or another restricted subsidiary; or

    (b) the issuance of shares other than directors' qualifying shares, or the sale, transfer or other disposition of shares of such restricted subsidiary's capital stock, or other ownership interests, including by consolidation or merger, to a person other than us or restricted subsidiary, the exception provided by this paragraph shall no longer be applicable to that Indebtedness and the Indebtedness shall be deemed to have been incurred at the time of the issuance, sale, transfer or other disposition, as the case may be;

  (5) Indebtedness under any interest rate agreement to the extent entered into to protect us or a restricted subsidiary from fluctuations in in-terest rates on any other Indebtedness permitted by the indenture, in-cluding the notes, and not for speculative purposes;

  (6) Indebtedness incurred to refinance any Indebtedness incurred under the notes, the guarantees, or paragraphs (1) and (3) above. However, such Indebtedness may not exceed:

    (a) the principal amount, or accreted value, if less, of the Indebted-ness so refinanced plus

    (b) the amount of any premium which must be paid in connection with the refinancing according to its terms, or the amount of any premium the issuer of the Indebtedness reasonably determines is necessary to ac-complish the refinancing by means of:

    .  a tender offer;

    .  an exchange offer; or

    .  a privately negotiated repurchase,

    plus

    (c) the expenses which the issuer reasonably incurs in connection with such refinancing.

    Further, any Indebtedness refinancing that is ranked ratably with the notes must be made equal with or subordinate to the notes in right of payment. In the case of any Refinancing Indebtedness that is subordinate to the notes in right of payment, it must be made subordinate to the notes on terms no less favorable to the noteholders than those contained in the Indebtedness being refinanced. Either way, the refinancing Indebtedness may not have an average life less than the remaining average life of the Indebtedness being refinanced, either by its terms or by the terms of any agreement or instrument under whose terms the Indebtedness is issued. Finally we, or the obligor on the Indebtedness being refinanced, must be the party incuring the refinancing Indebtedness;

  (7) our Indebtedness under the notes and the guarantors' Indebtedness under the guarantee incurred in accordance with the indenture;

  (8) our or any restricted subsidiary's capital lease obligations regarding that entity's leasing of tower sites and equipment. However, capital lease obligations shall not exceed $25.0 million in aggregate principal amount at any time outstanding;

  (9) our or any restricted subsidiary's Indebtedness consisting of a guaran-tee of the Indebtedness permitted to be incurred by another provision of this covenant;

  (10) our or any restricted subsidiary's Indebtedness in respect of statu-tory obligations, performance, surety or appeal bonds or other obliga-tions of a like nature incurred in the ordinary course of business; and

  (11) our Indebtedness not otherwise permitted to be incurred under clauses
       (1) through (10) above which, together with any other outstanding In-debtedness incurred under this clause, has an aggregate principal amount not in excess of $75.0 million at any time outstanding.

Indebtedness of an entity which exists at the time that entity becomes a restricted subsidiary, or which is secured by a lien on an asset we or a restricted subsidiary acquired, whether or not the acquiring entity assumes the Indebtedness, shall be deemed incurred at the time the person becomes a restricted subsidiary or at the time of the asset acquisition, as the case may be.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of indebtedness permitted under clauses (1) through (11) above, we may, in our sole discretion, classify the item of Indebtedness in any manner that complies with this covenant and may from time to time reclassify the item of Indebtedness in any manner that would comply with this covenant at the time of the reclassification. Accrual of interest and the accretion of accreted value will not be deemed to be an incurrence of Indebtedness for purposes of this covenant.

Limitation on Layered Debt
The indenture provides that we will not:

  (1) directly or indirectly, incur any Indebtedness that by its terms would expressly rank senior to the notes and subordinate to any other of our Indebtedness in right of payment; and

  (2) cause or permit any guarantor to, and no guarantor will, directly or indirectly, incur any Indebtedness that by its terms would expressly rank senior to the guarantor's Indebtedness in right of payment. Howev-er, no Indebtedness shall be deemed to be subordinated solely by virtue of being unsecured.

Limitation on Restricted Payments
The indenture provides that we will not, and will not cause or permit any restricted subsidiary to, directly or indirectly, on or prior to December 31, 2000:

  (1) declare or pay any dividend, or make any distribution of any kind or character, whether in cash, property or securities, in respect of any class of our capital stock, excluding any dividends or distributions payable solely in shares of our qualified stock or in options, warrants or other rights to acquire our qualified stock;

  (2) purchase, redeem, or otherwise acquire or retire for value any shares of our capital stock, any options, warrants or rights to purchase or acquire shares or any securities convertible or exchangeable into shares, other than any such shares of capital stock, options, warrants, rights or securities that are owned by us or by a restricted subsidi-ary;

  (3) make any investment other than a permitted investment in any entity, other than Triton or a restricted subsidiary; or

  (4) redeem, defease, repurchase, retire or otherwise acquire or retire for value, prior to its scheduled maturity, repayment or any sinking fund payment of subordinated indebtedness.

Each of the transactions described in clauses (1) through (4), other than exceptions listed in those clauses, is a restricted payment.

At any time after December 31, 2000, we will not, and will not cause or permit any restricted subsidiary to, directly or indirectly, make a restricted payment if, at that time:

  (A) a default or an event of default has occurred and is continuing at the time of or after giving effect to the restricted payment;

  (B) immediately after giving effect to the restricted payment, we could not incur at least $1.00 of additional Indebtedness under clause (1) of "-- Limitation on Incurrence of Indebtedness" above; and

  (C) immediately upon giving effect to the restricted payment, the aggregate amount of all restricted payments declared or made on or after May 4, 1998, including any designation amount, as defined below in "--Limita-tions on Designations of Unrestricted Subsidiaries" exceeds the sum, without duplication, of:

    (a) the amount of:

      . our consolidated cash flow after December 31, 2000 through the end of the latest full fiscal quarter for which our consolidated fi-nancial statements are available preceding the date of the re-stricted payment, treated as a single accounting period;

      less

      . 150% of our cumulative consolidated interest expense after Decem-ber 31, 2000 through the end of the latest full fiscal quarter for which our consolidated financial statements are available,

    plus

    (b) the aggregate net cash proceeds, other than excluded cash proceeds, which we received as a capital contribution in respect of, or from the proceeds of a sale of, qualified stock made after May 4, 1998. This excludes in each case:

      . the proceeds from a sale of qualified stock to a restricted sub-sidiary; and

      . the proceeds from a sale, other than from a public sale, of quali-fied stock, if the proceeds are applied to optionally redeem notes on or prior to May 1, 2001;

    plus

    (c) if the aggregate net cash proceeds we or any restricted subsidiary received from the sale, disposition or repayment, other than to a restricted subsidiary, of any investment made after May 4, 1998 con-stitutes a restricted payment in an amount equal to the lesser of:

      .  the return of capital with respect to the investment, and

      . the initial amount of the investment, in either case, less the cost of disposition of the investment,

    plus

    (d) an amount equal to the consolidated net investment on the date of revocation made by us and/or any of our restricted subsidiaries in any subsidiary that has been designated as an unrestricted subsidi-ary after May 4, 1998, upon its redesignation as a restricted sub-sidiary in accordance with the covenant described under "--Limita-tion on Designations of Unrestricted Subsidiaries."

For purposes of the preceding clause (b), the value of the aggregate net cash proceeds to us from, or as a capital contribution in connection with, the issuance of qualified stock either upon the conversion of our convertible Indebtedness or that of any of our restricted subsidiaries, in exchange for our outstanding Indebtedness or that of any of our restricted subsidiaries or upon the exercise of options, warrants or rights, will be the net cash proceeds received by us or any of our restricted subsidiaries upon the entity's issuance of Indebtedness, options, warrants or rights plus the incremental amount received upon their conversions, exchange or exercise.

For purposes of the preceding clause (d), the value of the consolidated net investment on the date of revocation shall be equal to the fair market value of the aggregate amount of our and/or any restricted subsidiary's investments in the subsidiary on the applicable date of designation.

For purposes of determining the amount expended for restricted payments, cash distributed shall be valued at its face amount and property other than cash shall be valued at its fair market value on the date Triton or a restricted subsidiary makes the restricted payment, as the case may be.

The provisions of this covenant do not prohibit:

  (i) our payment of any dividend or distribution within 60 days after the date we declare the dividend, if at the date of declaration, payment would comply with the provisions of the indenture;

  (ii) so long as no default or event of default has occurred and is continu-ing, our purchase, redemption, retirement or other acquisition of any of our capital stock out of the net cash proceeds of a substantially concurrent capital contribution to us in connection with qualified stock or out of the net cash proceeds we receive from the substan-tially concurrent issuance or sale, other than to a restricted subsid-iary, of our qualified stock. However, the net cash proceeds:

    .  shall be excluded from clause (C)(b) above,

    .  do not constitute Excluded Cash Proceeds, and

    . if from a sale other than a public sale, shall not be applied to op-tionally redeem the notes on or prior to May 1, 2001;

  (iii) so long as no default or event of default has occurred and is contin-uing, our purchase, redemption, retirement, defeasance or other ac-quisition of our subordinated Indebtedness made by exchange for or conversion into, or out of the net cash proceeds we receive, or out of a capital contribution made to us in connection with a concurrent issuance and sale, other than to a restricted subsidiary, of our qualified stock. However, the net cash proceeds:

    .  shall be excluded from clause (C)(b) above,

    .  do not constitute Excluded Cash Proceeds, and

    . if from a sale other than a public sale, shall not be applied to op-tionally redeem the notes, on or prior to May 1, 2001 or our other subordinated Indebtedness that has an average life equal to or greater than the average life of the subordinated Indebtedness being purchased, redeemed, retired, defeased or otherwise acquired;

  (iv) so long as no default or event of default has occurred and is continu-ing, the making of a direct or indirect investment constituting a re-stricted payment in an amount not to exceed the amount of the proceeds of a concurrent capital contribution in respect of qualified stock or from our issuance or sale other than to a restricted subsidiary of qualified stock. However, the net cash proceeds:

    .  shall be excluded from clause (C)(b) above,

    .  do not constitute Excluded Cash Proceeds, and

    . if from a sale other than a public sale, shall not be applied to op-tionally redeem the notes on or prior to May 1, 2001; or

  (v) so long as no default or event of default has occurred and is continu-ing, dividends or distributions we make to Triton Holdings for repur-chase, redemption, acquisition or retirement for value of any capital stock of Triton Holdings held by any member of management of Triton Holdings, us or any of our subsidiaries pursuant to any management eq-uity subscription agreement, stock option agreement or other similar agreement. However:

    . the aggregate amount of these dividends or distributions shall not exceed $2.0 million in any twelve-month period, and

    . any unused amount in any twelve-month period may be carried forward to one or more future periods.

Restricted payments made pursuant to clauses (i) and (v) above shall be included in making the determination of available amounts under clause (C) above, and restricted payments made pursuant to clauses (iii), (iv) and (v) above shall not be included in making the determination of available amounts under clause (C) above.

Limitation on Restrictions Affecting Restricted Subsidiaries
The indenture provides that we will not, and will not cause or permit any restricted subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist any consensual encumbrance or restriction of any kind on the ability of any restricted subsidiary to:

  (1) pay, directly or indirectly, dividends, in cash or otherwise, or make any other distributions in respect of its capital stock or pay any In-debtedness or other obligation owed to us or any other restricted sub-sidiary;

  (2) make any investment in us or any other restricted subsidiary; or

  (3) transfer any of its property or assets to us or to any other restricted subsidiary, except for encumbrances or restrictions existing under or by reason of:

    (a) any agreement in effect on May 4, 1998 as the agreement remains in effect;

    (b) any senior credit facilities;

    (c) any agreement relating to any Indebtedness incurred by restricted subsidiary prior to the date on which we acquired it, and outstand-ing and not incurred in anticipation or contemplation of becoming a restricted subsidiary. However, the encumbrance or restriction shall not apply to any of our property or assets or those of any re-stricted subsidiary other than the restricted subsidiary;

    (d) customary provisions contained in an agreement which has been en-tered into for the sale or disposition of all or substantially all of the capital stock or assets of a restricted subsidiary. However, the encumbrance or restriction is applicable only to that restricted subsidiary or its property and assets;

    (e) any agreement effecting a refinancing or amendment of Indebtedness incurred under any agreement referred to in sub-clause (a) above. However, the provisions contained in the refinancing or amended agreement relating to the encumbrance or restriction must be no more restrictive in any material respect than the provisions contained in the original agreement in the reasonable judgment of:

      . the board of Triton Holdings if, at the time of the refinancing or amendment, we are a subsidiary of Triton Holdings, or

      . our board if, at the time of the refinancing or amendment, we are not a subsidiary of Triton Holdings;

    (f) the indenture;

    (g) applicable law or any applicable rule, regulation or order;

    (h) customary provisions restricting subletting or assignment of any lease governing any leasehold interest of any restricted subsidiary;

    (i) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the type referred to in this clause (3);

    (j) restrictions of the type referred to in this clause (3) contained in security agreements securing Indebtedness of a restricted subsidiary to the extent those liens were otherwise incurred in accordance with "--Limitation on Liens" below and restrict the transfer of property subject to the agreements; or

    (k) customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business.

Limitation on Liens
The indenture provides that we will not, and will not cause or permit any restricted subsidiary to, directly or indirectly, create, cause, incur or suffer to exist any lien on or with respect to our capital stock, property or assets, or those of the restricted subsidiary, owned on May 4, 1998 or thereafter created or acquired to secure any Indebtedness, without making, or causing the restricted subsidiary to make, effective provision for securing the notes and all other amounts due under the indenture equally and ratably with the Indebtedness or, in the event the Indebtedness is subordinated Indebtedness, prior to the Indebtedness as to the property or assets for so long as the Indebtedness shall be so secured.

These foregoing restrictions do not apply to:

  (1) liens existing on May 4, 1998 and securing Indebtedness existing on May 4, 1998;

  (2) liens securing senior debt, including liens securing Indebtedness under any senior credit facilities and any corresponding guarantees, to the extent that the covenant described under "--Limitation on Incurrence of Indebtedness" above permits Indebtedness thus secured to be incurred;

  (3) liens securing only the notes and the guarantees, if any;

  (4) liens in favor of us or any guarantor;

  (5) liens to secure Indebtedness incurred in connection with Vendor Credit Arrangements;

  (6) liens on property existing immediately prior to our acquisition of that property, and not created in connection with or in anticipation or contemplation of the financing of the acquisition;

  (7) liens on property of an entity existing at the time the entity is acquired or merged with or into or consolidated with us or any restricted subsidiary, and not created in connection with or in anticipation or contemplation of the business combination;

  (8) liens to secure the performance of statutory obligations, surety or appeal bonds or bid or performance bonds, or landlords', carriers', warehousemen's, mechanics', suppliers', materialmen's or other similar liens, in any case incurred in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate process of law, if a reserve or other appropriate provision, as is required by GAAP, if any, shall have been made;

  (9) liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, as long as any reserve or other appropriate provision that shall be required in conformity with GAAP shall have been made;

  (10) liens to secure Indebtedness incurred to refinance in whole or in part, any Indebtedness secured by liens referred to in clauses (1) through (9) above, so long as the liens do not extend to any additional category of property and the principal amount of Indebtedness so secured is not increased, except for the amount of any premium required to be paid in connection with refinancing under the terms of the Indebtedness refinanced or the amount of any premium we have reasonably determined is necessary to accomplish the refinancing by means of:

    .  a tender offer,

    .  an exchange offer, or

    .  a privately negotiated repurchase,

    plus

    the expenses of the issuer of the Indebtedness reasonably incurred in connection with the refinancing; and

  (11) liens in favor of the trustee as provided for in the indenture on money or property held or collected by the trustee in its capacity as trustee.

Limitation on Certain Asset Dispositions
The indenture provides that we will not, and will not cause or permit any restricted subsidiary to, directly or indirectly, make any asset dispositions unless:

  (1) we or the restricted subsidiary receive consideration for the asset disposition at least equal to the fair market value of the assets sold or disposed of, as determined by either:

    (a) the board of Triton Holdings if, at the time of the asset disposi-tion, we are a subsidiary of Triton Holdings, or

    (b) our board if, at the time of the asset disposition, we are not a subsidiary of Triton Holdings,

    in good faith and evidenced by a resolution of the appropriate board filed with the trustee;

  (2) other than in the case of a permitted asset swap, not less than 75% of the consideration received by us or our restricted subsidiary from the disposition consists of:

    (a) cash or Cash Equivalents,

    (b) the assumption of Indebtedness other than non-recourse Indebtedness or any subordinated Indebtedness of ours or our restricted subsidi-ary or other obligations relating to the assets, accompanied by our irrevocable unconditional release or that of the restricted subsidiary from all liability on the Indebtedness or other obligations assumed, or

     (c) notes or other obligations received by us or the restricted subsidi-ary from the transferee that we or the restricted subsidiary convert into cash concurrently with the receipt of the notes or other obli-gations, to the extent of the cash we actually receive; and

  (3) all Net Available Proceeds, less any amounts invested within 365 days of such asset disposition:

     (a) to acquire all or substantially all of the assets of, or a majority of the voting stock of, an entity primarily engaged in a Permitted Business,

     (b) to make a capital expenditure, or

     (c) to acquire other long-term assets that are used or useful in a Per-mitted Business,

are applied, on or prior to the 365th day after the asset disposition, unless and to the extent that we shall determine to make an Offer to Purchase, to the permanent reduction and prepayment of any of our senior debt then outstanding, including a permanent reduction of the commitments in that respect. Any Net Available Proceeds, from any asset disposition subject to the immediately preceding sentence, that are not applied as provided in the immediately preceding sentence, shall be used promptly after the expiration of the 365th day after the asset disposition, or earlier if we so elect, to make an Offer to Purchase outstanding notes at a purchase price in cash equal to:

  (i) 100% of the Accreted Value on the purchase date, if the purchase date is on or before May 1, 2003; and

  (ii) 100% of the principal amount at maturity plus accrued and unpaid interest to the purchase date, if the purchase date is after May 1, 2003.

However, we may defer making any Offer to Purchase notes until there are aggregate unutilized Net Available Proceeds from asset dispositions otherwise subject to the two immediately preceding sentences, equal to or in excess of $15.0 million, at which time the entire unutilized Net Available Proceeds from asset dispositions otherwise subject to the two immediately preceding sentences, and not just the amount in excess of $15.0 million, shall be applied as this paragraph requires. We may use any remaining Net Available Proceeds following the completion of the required Offer to Purchase for any other purpose, subject to the other provisions of the indenture, and the amount of Net Available Proceeds then required to be otherwise applied in accordance with this covenant shall be reset to zero. These provisions will not apply to a transaction completed in compliance with the provisions of the indenture described under "--Mergers, Consolidations and Certain Sales of Assets" below.

Pending application as set forth above, the Net Available Proceeds of any asset disposition may be invested in cash or Cash Equivalents or used to reduce temporarily Indebtedness outstanding under any revolving credit agreement to which we are a party and under which we will incur Indebtedness.

In the event that we make an Offer to Purchase the notes, we will comply with any applicable securities laws and regulations, including any applicable requirements of Section 14(e) of, and Rule 14e-1, under the Exchange Act.

Limitation on Transactions with Affiliates
The indenture provides that we will not, and will not cause or permit any restricted subsidiary to, directly or indirectly, conduct any business or enter into, renew or extend any transaction with any of our respective affiliates or those of our subsidiaries, or any beneficial holder of 10% or more of any class of Triton or Triton Holdings capital stock, including, without limitation, the purchase, sale, lease or exchange of property, the rendering of any service, or the making of any guarantee, loan, advance or investment, either directly or indirectly, unless the terms of the transaction are at least as favorable as the terms that we or the restricted subsidiary could obtain at that time in a comparable transaction made on an arm's-length basis with a person who is not an affiliate. However, in any transaction involving aggregate consideration in excess of $10.0 million, we will deliver an officer's certificate to the trustee stating that a majority of the disinterested directors of either:

  . the board of Triton Holdings if, at the time of the transaction, we are a subsidiary of Triton Holdings, or

  . our board if, at the time of the transaction, we are not a subsidiary of Triton Holdings,

has determined, in its good faith judgment, that the terms of the transaction are at least as favorable as the terms that we or a restricted subsidiary could obtain in a comparable transaction made on an arm's-length basis between unaffiliated

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

parties. If the aggregate consideration is in excess of $25.0 million, we will also deliver to the trustee, prior to the transaction's closing, the favorable written opinion of a nationally recognized accounting, appraisal or investment banking firm as to the fairness of the transaction to the noteholders, from a financial point of view.

Notwithstanding the foregoing, the restrictions set forth in this covenant do not apply to:

  (1) transactions between or among us and/or any restricted subsidiaries;

  (2) any restricted payment or permitted investment permitted by the cove-nant described under "--Limitation on Restricted Payments;"

  (3) directors' fees, indemnification and similar arrangements, officers' indemnification, employee stock option or employee benefit plans and employee salaries and bonuses paid or created in the ordinary course of business;

  (4) any other agreement in effect on May 4, 1998, as it shall be amended from time to time. However, any material amendment must comply with the provisions of the preceding paragraph of this covenant;

  (5) transactions with AT&T or any of its affiliates, relating to the mar-keting or provision of telecommunication services or related hardware, software or equipment on terms that are no less favorable, when taken as a whole, to us or our restricted subsidiary, as applicable, than those available from unaffiliated third parties;

  (6) transactions involving the leasing, sharing or other use by us or any restricted subsidiary of communications network facilities, including, without limitation, cable, or fiber lines, equipment or transmission capacity, of any affiliate of ours or any beneficial holder of 10% or more of any class of capital stock of Triton or Triton Holdings, or any related party, on terms that are no less favorable, when taken as a whole, to us or our subsidiary, as applicable, than those available from such related party to unaffiliated third parties;

  (7) transactions involving the provision of telecommunication services by a related party in the ordinary course of its business to us or any re-stricted subsidiary, or by us or any restricted subsidiary to a related party, on terms that are no less favorable, when taken as a whole, to us or the restricted subsidiary, as applicable, than those available from such related party to unaffiliated third parties;

  (8) any sales agency agreements under which an affiliate has the right to market any or all of our products or services of or any of those of our restricted subsidiaries; and

  (9) customary commercial banking, investment banking, underwriting, place-ment agent or financial advisory fees paid in connection with services rendered to us and our subsidiaries in the ordinary course.

Limitation on Activities of Triton and the Restricted Subsidiaries
The indenture provides that we will not, and will not permit any restricted subsidiary to, engage in any business other than a Permitted Business, except to the extent it is not material to us and our restricted subsidiaries, taken as a whole.

Change of Control
Within 30 days following the closing date of a transaction resulting in a Change of Control, we will commence an Offer to Purchase all outstanding notes at a purchase price in cash equal to:

  . 101% of the Accreted Value on the purchase date if the date is on or be-fore May 1, 2003; and

  . 101% of the principal amount at maturity, plus accrued and unpaid inter-est, if any, to the purchase date, if the date is after May 1, 2003.

We will complete an Offer to Purchase not earlier than 30 days and not later than 60 days after the offer's commencement. Each holder shall be entitled to tender all or any portion of the notes he or she owns according to the terms of our Offer to Purchase, subject to the requirement that any portion of a note tendered must be in an integral multiple of $1,000 principal amount.

In the event that we make an Offer to Purchase the notes, we will comply with any applicable securities laws and regulations, including any applicable requirements of Section 14(e) of, and Rule 14e-1 under, the Exchange Act.

We will not be required to make an Offer to Purchase upon a Change of Control if a third party makes the Offer to Purchase in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to an Offer to Purchase made by us and purchases all notes validly tendered and not withdrawn under the Offer to Purchase.

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

With respect to the sale of assets referred to in the definition of Change of Control, the phrase all or substantially all of our assets will likely be interpreted under applicable law and will be dependent upon particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of all or substantially all of our assets has occurred. In addition, we cannot assure you that we will be able to acquire notes tendered upon the occurrence of a Change of Control. Our ability to pay cash to the noteholders upon a Change of Control may be limited to our then existing financial resources. We and some of our domestic subsidiaries are parties to a credit agreement, dated February 3, 1998, which contains covenants prohibiting, or requiring waiver or consent of the lenders prior to, the repurchase of the notes upon a Change of Control. Future debt agreements we enter into may provide the same. If we do not obtain a waiver or consent or repay the Indebtedness, we will remain prohibited from repurchasing the notes. In that event, our failure to purchase tendered notes would constitute an event of default under the indenture, which in turn would constitute a default under the credit agreement and possibly other Indebtedness. Neither our board of directors nor the trustee may waive any of the provisions relating to a repurchase upon a Change of Control.

The provisions summarized above will not prevent us from entering into transactions of the types described above with management or their affiliates. In addition, those provisions may not necessarily afford the noteholders protection in the event of a highly leveraged transaction, including a reorganization, restructuring, merger or similar transaction involving us that may adversely affect the noteholders, because the transaction may not involve a shift in voting power or beneficial ownership, or even if it does, it may not involve a shift of the magnitude required under the definition of Change of Control to trigger the provisions.

Amendments to Securities Purchase Agreement
The indenture provides that neither we nor Triton Holdings will amend, modify, waive or refrain from enforcing any provision of the securities purchase agreement, dated as of October 8, 1997, as amended as of October 1, 1998, among AT&T Wireless, Triton Holdings, the cash equity investors and the management stockholders, in any manner that would materially alter the obligations of the cash equity investors or the management stockholders to provide additional equity capital to Triton Holdings and to further contribute such equity capital to us in the form of Triton Holdings' qualified stock until a time when we have received, subsequent to May 4, 1998, Net Cash Proceeds from capital contributions or sales, in respect of Triton Holdings' qualified stock, equal to at least $122.0 million.

Provision of Financial Information
The indenture provides that, whether or not required by the SEC's rules and regulations, so long as any notes are outstanding, we will furnish to the noteholders:

  (1) all quarterly and annual financial information that we would be re-quired to include on Forms 10-Q and 10-K if we were required to file those forms with the SEC, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" section that describes our consolidated financial condition and results of opera-tions and, with respect to the annual information only, a report by our certified independent accountants; and

  (2) all current reports that we would be required to file on Form 8-K if we were required to file those reports with the SEC,

in each case within the time period specified in the SEC's rules and regulations. In addition, we will file a copy of all information and reports with the SEC for public availability within the time periods specified in the SEC's rules and regulations, unless the SEC will not accept the filing, and make the information available to securities analysts and prospective investors upon request. We will also, for as long as any notes remain outstanding, furnish to the noteholders and to securities analysts and prospective investors, upon their request, the information we are required to deliver under to Rule 144A(d)(4) under the Securities Act.

Limitation on Designations of Unrestricted Subsidiaries
The indenture provides that we may designate any of our subsidiaries, other than Triton PCS License Company, L.L.C., Triton PCS Property Company, L.L.C. and Triton PCS Equipment Company, L.L.C., as an unrestricted subsidiary under the indenture only if:

  (1) no default or event of default has occurred and is continuing at the time of or after giving effect to the designation;

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

  (2) we would be permitted under the indenture to make an investment at the time of designation and, assuming the effectiveness of the designation, in an amount, referred to as a designation amount, equal to the fair market value of the aggregate amount of our investments in the subsidiary on that date; and

  (3) except in the case of a subsidiary in which we are investing under and as permitted by the third paragraph of the covenant "Limitation on Restricted Payments," we would be permitted to incur $1.00 of additional Indebtedness under the first clause of "--Limitation on Incurrence of Indebtedness" at the time of designation, assuming the effectiveness of the designation.

In the event of any designation, we shall be deemed to have made an investment, constituting a restricted payment as described under "--Limitation on Restricted Payments" for all purposes of the indenture, in the designation amount. The indenture further provides that we will not, and will not permit any restricted subsidiary, at any time to:

  (A) provide direct or indirect credit support for, or a guarantee of, any Indebtedness of any unrestricted subsidiary, including any undertaking, agreement or instrument evidencing the Indebtedness;

  (B) be directly or indirectly liable for any Indebtedness of any unrestricted subsidiary; or

  (C) be directly or indirectly liable for any Indebtedness which provides that the holder may, upon notice, lapse of time or both, declare a default or cause payment to be accelerated or payable prior to its final scheduled maturity upon the occurrence of a default with respect to any Indebtedness of any unrestricted subsidiary, including any right to take enforcement action against the unrestricted subsidiary, except, in the case of clauses (A) and (B) above, to the extent permitted under "--Limitation on Restricted Payments."

The indenture further provides that we may revoke any designation of a subsidiary as an unrestricted subsidiary. The subsidiary shall then constitute a restricted subsidiary if:

  (i) no default has occurred and is continuing at the time of and after giving effect to the revocation; and

  (ii) all liens and Indebtedness of the unrestricted subsidiary outstanding immediately following the revocation would, if incurred at that time, have been permitted to be incurred for all purposes of the indenture.

All designations and revocations must be evidenced by resolutions of Triton delivered to the trustee certifying compliance with the provisions.

Mergers, Consolidations and Certain Sales of Assets
We will not consolidate or merge with or into any person, or sell, assign, lease, convey or otherwise dispose of, or cause or permit any restricted subsidiary to consolidate or merge with or into any person or sell, assign, lease, convey or otherwise dispose of, all or substantially all of our assets, determined on a consolidated basis for Triton and our restricted subsidiaries, whether as an entirety or substantially an entirety in one transaction or a series of related transactions, including by way of liquidation or dissolution, to any person unless, in each case:

  (1) the entity formed by or surviving a consolidation or merger, if other than Triton or our restricted subsidiary, as the case may be, or to which the sale, assignment, lease, conveyance or other disposition shall have been made is a corporation organized and existing under the laws of the United States, any State or the District of Columbia;

  (2) the surviving entity assumes by supplemental indenture all of our obli-gations under the notes and the indenture;

  (3) immediately after giving effect to the transaction and the use of any resulting net proceeds, on a pro forma basis, we or the surviving enti-ty, as the case may be, could incur at least $1.00 of Indebtedness un-der the clause (1) of "--Limitation on Incurrence of Indebtedness" above;

  (4) immediately after giving effect to the transaction, and treating any Indebtedness which becomes an obligation of ours or of our restricted subsidiaries as a result of the transaction, as having been incurred by us or our restricted subsidiary at the time of the transaction, no de-fault or event of default has occurred and is continuing; and

  (5) if, as a result of the transaction, property or assets of ours or our restricted subsidiary would become subject to a lien not excepted from the provisions of the indenture described under "--Limitation on Liens" above, we, the restricted subsidiary or the surviving entity, as the case may be, shall have secured the notes as required by that covenant.

The provisions of this paragraph shall not apply to any merger of a restricted subsidiary with or into Triton or any of its wholly-owned subsidiaries or the release of any guarantor in accordance with the terms of the guarantee and the indenture

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

in connection with any transaction complying with the provisions of the indenture described under "--Limitation on Certain Asset Dispositions" above.

Events of Default

The following are events of default under the indenture:

  (1) failure to pay the Accreted Value or principal of, or premium, if any, on any note when due, whether or not prohibited by the provisions of the indenture described under "--Ranking" above;

  (2) failure to pay any interest on any note when due, continued for 30 days, whether or not prohibited by the provisions of the indenture de-scribed under "--Ranking" above;

  (3) default in the payment of the Accreted Value or principal of and inter-est on notes required to be purchased through an Offer to Purchase, as described under "--Covenants--Change of Control" and "--Covenants-- Limitation on Certain Asset Dispositions" above, when due and payable, whether or not prohibited by the provisions of the indenture described under "--Ranking" above;

  (4) failure to perform or comply with any of the provisions described under "--Covenants--Mergers, Consolidations and Certain Sales of Assets" above;

  (5) failure to perform any other covenant or agreement of ours under the indenture or the notes, continued for 60 days after the trustee or holders of at least 25% in aggregate principal amount of the notes submit notice to us;

  (6) default under the terms of one or more instruments evidencing or securing Indebtedness of ours or any of our subsidiaries having an outstanding principal amount of $15.0 million or more individually or in the aggregate that has resulted in the acceleration of payment of the such Indebtedness or failure to pay principal when due at the final stated maturity of the Indebtedness;

  (7) the rendering of a final judgment or judgments, not subject to appeal, against us or any of our subsidiaries in an amount of $15.0 million or more which remains undischarged or unstayed for a period of 60 days after the date on which the right to appeal has expired;

  (8) events of bankruptcy, insolvency or reorganization affecting us or any material subsidiary; and

  (9) any guarantee of a material subsidiary ceases to be in full force and effect, is declared null and void and unenforceable, or is found to be invalid or any guarantor denies its liability under the guarantee, other than by reason of a release of that guarantor from the guarantee in accordance with the terms of the indenture and the guarantee.

If an event of default, other than an event of default with respect to us described in clause (8) above, shall occur and be continuing, either the trustee or the holders of at least 25% in aggregate principal amount at maturity of the outstanding notes may accelerate the maturity of all the notes. However, after an acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount at maturity of outstanding notes may, under certain circumstances, rescind and annul the acceleration if all defaults, other than the non-payment of accelerated principal, have been cured or waived as provided in the indenture. If an event of default specified in clause (8) above with respect to us occurs, the outstanding notes will become immediately due and payable without any declaration or other act on the part of the trustee or any noteholder. For information as to waiver of defaults, see "-- Modification and Waiver."

The indenture provides that the trustee shall, within 30 days after the occurrence of any default or event of default with respect to the notes, give the holders notice of all uncured defaults or events of default known to it. However, except in the case of an event of default or a default in any payment with respect to the notes or a default or event of default in complying with "--Covenants--Mergers, Consolidations and Certain Sales of Assets," the trustee shall be protected in withholding notice if and so long as the board or directors or responsible officers of the trustee in good faith determine that the withholding of such notice is in the interest of the noteholders.

No noteholder will have any right to institute any proceeding with respect to, or for any remedy under the indenture, unless that holder has previously given to the trustee written notice of a continuing event of default and unless:

  . the holders of at least 25% in aggregate principal amount at maturity of the outstanding notes shall have made written request, and offered reasonable indemnity, to the trustee to institute a proceeding as trustee; and

  . the trustee has not received from the holders of a majority in aggregate principal amount at maturity of the notes a direction inconsistent with the request and has failed to institute the proceeding within 60 days.

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

However, these limitations do not apply to a suit instituted by a noteholder for enforcement of payment of the principal of and premium, if any, or interest on a note on or after the respective due dates expressed in the note.

We are required to furnish to the trustee an annual statement as to our performance of certain of our obligations under the indenture and as to any default in such performance.

Satisfaction and Discharge of Indenture; Defeasance

We may terminate our substantive obligations and the substantive obligations of the guarantors in respect of the notes and the guarantees by delivering all outstanding notes to the trustee for cancellation and paying all sums payable by us on account of principal of, premium, if any, and interest on all the notes or otherwise. In addition, we may, provided that no default or event of default has occurred and is continuing or would arise, or, with respect to a default or event of default specified in clause (8) of "--Events of Default" above, any time on or prior to the 91st calendar day after the date of the deposit, it being understood that this condition shall not be deemed satisfied until after the 91st day, and provided that it would not cause any default under any senior debt, terminate our substantive obligations and the substantive obligations of the guarantors in respect of the notes and the guarantees, except for our obligation to pay the principal of, and premium, if any, on, and the interest on the notes and the guarantors' guarantee thereof by:

  (1) depositing with the trustee, under the terms of an irrevocable trust agreement, money or United States government obligations sufficient, without reinvestment, to pay all remaining Indebtedness on the notes to maturity or to redemption;

  (2) delivering to the trustee either an opinion of counsel or a ruling di-rected to the trustee from the Internal Revenue Service to the effect that the noteholders will not recognize income, gain or loss for fed-eral income tax purposes as a result of such deposit and termination of obligations;

  (3) delivering to the trustee an opinion of counsel to the effect that our option exercise under this paragraph will not result in Triton, the trustee or the trust created by our deposit of funds according to this provision becoming or being deemed to be an investment company under the Investment Company Act of 1940, as amended; and

  (4) complying with other requirements set forth in the indenture.

In addition, we may, provided that no default or event of default has occurred and is continuing or would arise or, with respect to a default or event of default specified in clause (8) of "--Events of Default" above, any time on or prior to the 91st calendar day after the date of the deposit, it being understood that this condition shall not be deemed satisfied until after the 91st day, and provided that no default under any senior debt would result, terminate all of its substantive obligations and all of the substantive obligations of the guarantors in respect of the notes and the guarantees, including our obligation to pay the principal of, and premium, if any, on, and interest on the notes and the guarantors' guarantee by:

  (A) depositing with the trustee, under the terms of an irrevocable trust agreement, money or United States Government obligations sufficient, without reinvestment, to pay all remaining Indebtedness on the notes to maturity or to redemption;

  (B) delivering to the trustee either a ruling directed to the trustee from the Internal Revenue Service to the effect that the noteholders will not recognize income gain or loss for federal income tax purposes as a result of the deposit and termination of obligations or an opinion of counsel based upon such a ruling addressed to the trustee or a change in the applicable federal tax law since the date of the indenture, to that effect;

  (C) delivering to the trustee an opinion of counsel to the effect that our exercise of our option under this paragraph will not result in Triton, the trustee or the trust created by our deposit of funds pursuant to this provision becoming or being deemed to be an investment company un-der the Investment Company Act of 1940, as amended; and

  (D) complying with other requirements set forth in the indenture.

We may make an irrevocable deposit pursuant to this provision only if at the time of the proposed deposit we are not prohibited from doing so under the subordination provisions of the indenture or covenants in the instruments governing senior debt and we have delivered to the trustee and any paying agent an officers' certificate to that effect.

Governing Law

The indenture, the notes and the guarantees are governed by the laws of the State of New York without regard to principles of conflicts of laws.

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

Modification and Waiver

Triton and the trustee may modify and amend the indenture with the consent of the holders of a majority in aggregate principal amount at maturity of the outstanding notes. However, no such modification or amendment may, without the consent of the holder of each note affected by the change:

   (1) change the stated maturity of the principal of any note;

   (2) alter the optional redemption or repurchase provisions of any note or of the indenture in a manner adverse to the noteholders;

   (3) reduce the principal amount of any note;

   (4) reduce the rate of, or change the time for payment of interest on, any note;

   (5) change the place or currency of payment of principal of or interest on any note;

   (6) modify any provisions of the indenture relating to the waiver of past defaults, other than to add sections of the indenture subject to those provisions, the right of the holders to institute suit for the en-forcement of any payment on or with respect to any note or the guaran-tee, or the modification and amendment of the indenture and the notes, other than to add sections of the indenture or the notes which may not be amended, supplemented or waived without the consent of each holder affected;

   (7) reduce the percentage of the principal amount of outstanding notes necessary for amendment to or waiver of compliance with any provision of the indenture or the notes or for waiver of any default;

   (8) waive a default in the payment of principal of, interest on, or re-demption payment with respect to, any note, except a rescission of ac-celeration of the notes by the holders as provided in the indenture and a waiver of the payment default that resulted from acceleration;

   (9) modify the ranking or priority of the notes or the guarantees, modify the definition of senior debt or designated senior debt or amend or modify the subordination provisions of the indenture in any manner ad-verse to the holders;

  (10) release any guarantor from any of its obligations under its guarantee or the indenture otherwise than in accordance with the indenture; or

  (11) modify any of the provisions, including the related definitions, re-lating to any Offer to Purchase required under the covenants described under "--Covenants--Limitation on Certain Asset Dispositions" or "-- Covenants--Change of Control" in a manner materially adverse to the noteholders with respect to any asset disposition that has been com-pleted or Change of Control that has occurred.

The holders of a majority in aggregate principal amount at maturity of the outstanding notes, on behalf of all noteholders, may waive our compliance with certain restrictive provisions of the indenture. Subject to certain rights of the trustee, as provided in the indenture, the holders of a majority in aggregate principal amount at maturity of the outstanding notes, on behalf of all noteholders, may waive any past default under the indenture, except a default in the payment of principal, premium or interest or a default arising from failure to purchase any note tendered pursuant to an Offer to Purchase, or a default in respect of a provision that under the indenture cannot be modified or amended without the consent of the holder of each outstanding note affected. Notwithstanding the previous paragraph, without the consent of any noteholder, we and the trustee may amend or supplement the indenture or the notes:

  (A) to cure any ambiguity, defect or inconsistency;

  (B) to provide for uncertificated notes in addition to or in place of cer-tificated notes;

  (C) to provide for the assumption of our obligations to noteholders in the case of a merger, or consolidation or sale of all or substantially all of our assets;

  (D) to make any change that would provide additional rights or benefits to the noteholders or that does not adversely affect their legal rights under the indenture; or

  (E) to comply with SEC requirements in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

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No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee or stockholder of Triton or any of its subsidiaries, acting in that capacity, will have any liability for any obligations of Triton or any guarantor under the notes, the indenture, the guarantees or any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder, by accepting a note, waives and releases all liability to this effect. This waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws, and the SEC believes that the type of a waiver is against public policy.

The Trustee

The indenture provides that, except during the continuance of a default, the trustee will perform only the duties specifically set forth in the indenture. During the existence of a default, the trustee will exercise the rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of his or her own affairs. The indenture and provisions of the Trust Indenture Act it incorporates by reference contain limitations on the rights of the trustee, should it become a creditor of ours, the guarantors, or any other obligor upon the notes, to obtain payment of claims in certain cases or to realize on property it receives in respect of any claim as security or otherwise. The trustee is permitted to engage in other transactions with us or our affiliates. However, if it acquires any conflicting interest, as defined in the indenture or in the Trust Indenture Act, it must eliminate the conflict or resign.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the indenture. Please refer to the indenture for the full definition of all terms listed below, as well as any other terms we use in this section without providing a definition here.

Accreted Value shall mean, as of any date of determination prior to May 1, 2003, the sum of:

  .  the initial offering price of each note; and

  . the portion of the excess of the principal amount of each note over the initial offering price which we shall have amortized in accordance with GAAP through the date, the amount to be amortized on a daily basis and compounded semi-annually on each interest payment date at a rate of 11% per annum from May 4, 1998 through the date of determination computed on the basis of a 360-day year of twelve 30-day months.

Annualized Pro Forma Consolidated Operating Cash Flow means consolidated cash flow for the latest two full fiscal quarters for which our consolidated financial statements are available, multiplied by two. For purposes of calculating consolidated cash flow for any period, for purposes of this definition only:

  . any of our subsidiaries that is a restricted subsidiary on the date of the transaction giving rise to the need to calculate annualized pro forma consolidated operating cash flow shall be deemed to have been a restricted subsidiary at all times during that period; and

  . any of our subsidiaries that is not a restricted subsidiary on the transaction date shall be deemed not to have been a restricted subsidi-ary at any time during such period.

In addition to, and without limitation by, the previous paragraph, for purposes of this definition only, consolidated cash flow shall be calculated after giving effect on a pro forma basis for the applicable period to, without duplication, any asset dispositions or asset acquisitions, including any asset acquisition giving rise to the need to make this calculation as a result of our or one of our restricted subsidiaries, including any person who becomes a restricted subsidiary as a result of the asset acquisition, incurring, assuming or otherwise being liable for acquired Indebtedness occurring during the period commencing on the first day of the two fiscal quarter periods to and including the transaction date, as if that asset sale or asset acquisition occurred on the first day of the reference period.

Average Life means, as of the date of determination, with respect to any Indebtedness for borrowed money or preferred stock, the quotient obtained by dividing:

  . the sum of the products of the number of years from the date of determi-nation to the dates of each successive scheduled principal or liquida-tion value payments of the Indebtedness or preferred stock, respective-ly, and the amount of the principal or liquidation value payments, by,

  .  the sum of all principal or liquidation value payments.

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Cash Equivalents means:

  (1) direct obligations of, or obligations whose principal and interest are unconditionally guaranteed by, the United States of America, or by any of its agencies to the extent the obligations are backed by the full faith and credit of the United States of America, in each case maturing within one year from the date of acquisition;

  (2) investments in commercial paper maturing within 365 days from the date of acquisition and having, at the date of acquisition, the highest credit rating obtainable from Standard & Poor's Corporation or from Moody's Investors Service;

  (3) investments in certificates of deposit, banker's acceptance and time deposits maturing within 365 days from the date of acquisition issued or guaranteed by or placed with, and money market deposit accounts is-sued or offered by, any domestic office of any commercial bank orga-nized under the laws of the United States of America or any State which has a combined capital and surplus and undivided profits of not less than $500.0 million;

  (4) fully collateralized repurchase agreements with a term of not more than 30 days for securities described in clause (1) above and entered into with a financial institution satisfying the criteria described in clause (3) above; and

  (5) money market funds substantially all of whose assets comprise securi-ties of the type described in clauses (1) through (3) above.

Change of Control means the occurrence of one or more of the following events:

  (1) Any person or group, as such terms are used in Section 13(d) and 14(d) of the Exchange Act, other than a permitted holder or permitted holders, or a person or group controlled by a permitted holder or permitted holders, becomes the beneficial owner, as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have beneficial ownership of all securities that person has the right to acquire within one year, upon the happening of an event or otherwise, is or becomes the beneficial owner, directly or indirectly, of:

    . securities of Triton Holdings representing 50% or more of the combined voting power of Triton Holdings' then outstanding voting stock, or

    . securities of Triton representing 50% or more of the combined voting power of Triton's then outstanding voting stock;

  (2) the following individuals cease for any reason to constitute more than a majority of the number of directors then serving on the board of Triton Holdings or Triton:

    .  individuals who, on October 1, 1998, constitute the board, and

    . any new director, other than a director whose initial assumption of office is in connection with an actual or threatened election con-test, including a consent solicitation relating to the election of directors of Triton Holdings or Triton, whose appointment or election by the board or nomination for election by Triton's stockholders was approved by the vote of at least two-thirds of the directors then still in office or whose appointment, election or nomination was previously so approved or recommended; or

  (3) the stockholders of Triton Holdings or of Triton shall approve any plan of liquidation, whether or not otherwise in compliance with the provisions of the indenture.

For purposes of the foregoing, the transfer, by lease, assignment, sale or otherwise, in a single transaction or series of transactions, of all or substantially all of the properties or assets of one or more of our subsidiaries, the capital stock of which constitutes all or substantially all of our properties and assets, shall be deemed to be the transfer of all or substantially all of our properties and assets.

Consolidated Cash Flow of any entity means, for any period, that entity's consolidated net income for the period:

  (1) increased, to the extent consolidated net income for the period has been reduced, by the sum of, without duplication:

    (a) the entity's consolidated expense for the period,

    plus

    (b) the entity's consolidated income tax expense for the period,

    plus

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    (c) the consolidated depreciation and amortization expense of the entity and its restricted subsidiaries for the period,

    plus

    (d) any other non-cash charges of the entity and its restricted subsidiaries for the period except for any non-cash charges that represent accruals of, or reserves for, cash disbursements to be made in any future accounting period; and

  (2) decreased, to the extent consolidated net income for the period has been increased, by any non-cash gains from asset dispositions.

Consolidated Income Tax Expense of any entity means, for any period, the consolidated provision for the income taxes of that entity and its restricted subsidiaries for the period, calculated on a consolidated basis in accordance with GAAP.

Consolidated Interest Expense for any entity means, for any period, without duplication:

  (1) the consolidated interest expense included in a consolidated income statement, without deduction of interest or finance charge income, of that entity and its restricted subsidiaries for that period calculated on a consolidated basis in accordance with GAAP, including:

    (a) any amortization of debt discount,

    (b) the net costs under interest rate agreements,

    (c) all capitalized interest,

    (d) the interest portion of any deferred payment obligation, and

    (e) all amortization of any premiums, fees and expenses payable in con-nection with the incurrence of any Indebtedness;

    plus

  (2) the interest component of capital lease obligations paid, accrued and/or scheduled to be paid or accrued by the entity and its restricted subsidiaries during the period as determined on a consolidated basis in accordance with GAAP.

Consolidated Net Income of any entity means, for any period the consolidated net income, or loss, of the entity and its restricted subsidiaries for the period determined on a consolidated basis in accordance with GAAP. However, the following items are excluded from the determination of consolidated net income:

  (1) the net income, or loss, of any entity acquired by the entity or its restricted subsidiary in a pooling-of-interests transaction for any pe-riod prior to the date of the transaction;

  (2) the net income, but not loss, of any of the other entity's restricted subsidiary which is subject to restrictions preventing or limit payment of dividends or making of distributions to that entity to the extent of those restrictions, regardless of any waiver;

  (3) the net income of any other entity, other than a restricted subsidiary of the first entity, except to the extent of the amount of dividends or other distributions representing the first entity's proportionate share of the second entity's net income, for the period actually paid in cash to the first entity by the second entity during the period;

  (4) gains or losses, other than for purposes of calculating consolidated net income under clause (3) of the second paragraph under "Limitation on Restricted Payments", on asset dispositions by the entity or its re-stricted subsidiaries;

  (5) all extraordinary gains but not, other than for purposes of calculating consolidated net income under clause (3) under "Limitation on Re-stricted Payments," losses, determined in accordance with GAAP; and

  (6) in the case of a successor to the referent entity by consolidation or merger or as a transferee of the referent entity's assets, any earnings or losses of the successor corporation prior to the consolidation, merger or transfer of assets.

Disqualified Stock of any entity means any capital stock of the entity which, by its terms, or by the terms of any security into which it is convertible or for which it is exchangeable, or upon the happening of any event, matures or is mandatorily redeemable, under a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the final maturity of the notes.

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

Excluded Cash Proceeds means the first $122.0 million of net cash proceeds we received subsequent to May 4, 1998 from capital contributions in respect of our qualified stock or from the issuance or sale, other than to a restricted subsidiary, of qualified stock.

Indebtedness means, without duplication, with respect to any entity, whether recourse is to all or a portion of the assets of the entity and whether or not contingent:

  (1) every obligation of the entity for money borrowed;

  (2) every obligation of the entity evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

  (3) every reimbursement obligation of the entity with respect to letters of credit, bankers' acceptances or similar facilities issued for the ac-count of that entity;

  (4) every obligation of the entity issued or assumed as the deferred pur-chase price of property or services, but excluding trade accounts pay-able or accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith;

  (5) every capital lease obligation of the entity;

  (6) every net obligation under interest rate swap or similar agreements of the entity; and

  (7) every obligation of the type referred to in clauses (1) through (6) above of a second entity and all dividends of the second entity the payment of which, in either case, the first entity has guaranteed or is responsible or liable for, directly or indirectly, as obligor, guaran-tor or otherwise.

Indebtedness shall include the liquidation preference and any mandatory redemption payment obligations in respect of any Disqualified Stock of Triton and any restricted subsidiary, and any preferred stock of a subsidiary of Triton.

Indebtedness shall never be calculated taking into account any cash and cash equivalents held by the first entity. Indebtedness shall not include obligations arising from agreements of Triton or a restricted subsidiary to provide for indemnification, adjustment of purchase price, earn-out, or other similar obligations, in each case, incurred or assumed in connection with the disposition of any business or assets of a restricted subsidiary. The amount of any Indebtedness outstanding as of any date shall be:

  (A) its accreted value, in the case of any Indebtedness issued with origi-nal issue discount;

  (B) principal amount thereof, in the case of any Indebtedness other than Indebtedness issued with original issue discount; and

  (C) the greater of the maximum repurchase or redemption price or liquida-tion preference, in the case of any Disqualified Stock or preferred stock.

Net Available Proceeds from any asset disposition by any entity means cash or readily marketable Cash Equivalents received, including by way of sale or discounting of a note, installment receivable or other receivable, but excluding any other consideration received in the form of assumption by the acquirer of Indebtedness or other obligations relating to the properties or assets or received in any other non-cash form, by the entity, including any cash received by way of deferred payment or upon the monetization or other disposition of any non-cash consideration, including notes or other securities received in connection with the asset disposition, net of:

  . all legal, title and recording tax expenses, commissions and other fees and expenses incurred and all federal, state, foreign and local taxes required to be accrued as a liability as a consequence of such asset disposition;

  . all payments made by the entity or any of its restricted subsidiaries on any Indebtedness which is secured by the assets in accordance with the terms of any lien upon or with respect to the assets or which must by the terms of the lien, or in order to obtain a necessary consent to the asset disposition or by applicable law, be repaid out of the proceeds from the asset disposition;

  . all payments made with respect to liabilities associated with the assets which are the subject of the asset disposition, including, without limitation, trade payables and other accrued liabilities;

  . appropriate amounts to be provided by the entity or any of its restricted subsidiaries, as the case may be, as a reserve in accordance with GAAP against any liabilities associated with the assets and retained by the entity or any restricted subsidiary, after the asset disposition, including, without limitation, liabilities under any indemnification obligations and severance and other employee termination costs associated with the asset

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

     disposition, until such time as the amounts are no longer reserved or the reserve is no longer necessary, at which time any remaining amounts will become Net Available Proceeds to be allocated in accordance with the provisions of clause (3) of the covenant described under "-- Covenants--Limitation on Certain Asset Dispositions;" and

  . all distributions and other payments made to minority interest holders in restricted subsidiaries of the entity or joint ventures as a result of the asset disposition.

Net Investment means the excess of:

  (1) the aggregate amount of all investments made in any unrestricted subsidiary or joint venture by Triton or any restricted subsidiary on or after May 4, 1998. In the case of an investment made other than in cash, the amount shall be the fair market value of the investment as determined in good faith by the board of Triton or the restricted subsidiary;

      over

  (2) the aggregate amount returned in cash on or with respect to those investments whether through interest payments, principal payments, dividends or other distributions or payments. However, these payments or distributions shall not be, and have not been, included in clause
      (3) of "--Covenants--Limitation on Restricted Payments."

Furthermore, with respect to all investments made in any unrestricted subsidiary or joint venture, the amounts referred to in clause (2) above with respect to those investments shall not exceed the aggregate amount of all investments made in the unrestricted subsidiary or joint venture.

Offer to Purchase means a written offer sent by Triton by first class mail, postage prepaid, to each noteholder at his or her address appearing in the register for the notes on the date of the offer, offering to purchase up to:

  . the Accreted Value of the notes if the offer is made on or prior to May 1, 2003; or

  . the principal amount at maturity of the notes, if the offer is made af-ter May 1, 2003,

at the purchase price specified in the offer, as determined under the terms of the indenture.

Unless otherwise required by applicable law, the offer shall specify an expiration date, which shall be not less than 30 days nor more than 60 days after the date of the offer, and a settlement date, referred to herein as the purchase date for purchase of the notes within five business days after the expiration date. We will notify the trustee at least 15 business days, or any shorter period acceptable to the trustee, prior to mailing the offer, of our obligation to make an Offer to Purchase. We will mail the offer, or, at our request, the trustee will mail the offer in our name and at our expense. The offer will contain all the information required by applicable law. The offer will contain all instructions and materials necessary to enable holders to tender notes under the terms of the Offer to Purchase. The offer will also state:

  . the section of the indenture under which we are making the Offer to Pur-chase;

  .  the expiration date and the purchase date;

  . the aggregate principal amount at maturity of the outstanding notes we are offering to purchase, if less than 100%, and the manner by which we determined that amount;

  . the purchase price to be paid by us for each $1,000 aggregate principal amount at maturity of notes accepted for payment, as specified under the terms of the indenture;

  . that the holder may tender all or any portion of the notes registered in his or her name and that any portion of a note tendered must be tendered in an integral multiple of $1,000 principal amount at maturity;

  .  the place or places where holders may surrender notes for tender;

  . that interest on any note not tendered, or tendered but not purchased, will continue to accrue;

  . that on the purchase date the purchase price will become due and payable upon each note being accepted for payment, and that interest shall cease to accrue on and after the purchase date;

  . that each holder electing to tender all or any portion of a note will be required to surrender the note at the place or places specified in the offer prior to the close of business on the expiration date. If we or the trustee so

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

     requires, the holder must duly endorse the note, or accompany it with a written instrument of transfer in form satisfactory to us and the trustee and duly executed by the holder or the holder's attorney duly authorized in writing;

  . that holders will be entitled to withdraw all or any portion of notes tendered if we or our paying agent receive, not later than the close of business on the fifth business day next preceding the expiration date, a telegram, telex, facsimile transmission or letter setting forth the holder's name, the principal amount of the note, the certificate number of the note and a statement that the holder is withdrawing all or a por-tion of his tender;

  .  that:

    (a) we will purchase all notes in an aggregate principal amount at matu-rity less than or equal to the purchase amount that are duly ten-dered and not withdrawn, and

    (b) if notes in an aggregate principal amount at maturity in excess of the purchase amount are tendered and not withdrawn, we will purchase notes having an aggregate principal amount at maturity equal to the purchase amount on a proportionate basis, with adjustments as we may deem appropriate so that we will purchase only notes in denomina-tions of $1,000 or integral multiples of $1,000; and

  . that in the case of any holder whose note is purchased only in part, we will execute and the trustee will authenticate and deliver to the holder without service charge, a new note or notes of any authorized denomina-tion as the holder requests, in an aggregate principal amount at matu-rity equal to and in exchange for the unpurchased portion of the note so tendered.

An Offer to Purchase shall be governed by and effected in accordance with the provisions above pertaining to any offer.

Permitted Business means:

  . the delivery or distribution of telecommunications, voice, data or video services;

  . any business or activity reasonably related or ancillary to those listed above, including, any business we or a restricted subsidiary conducts on May 4, 1998, and the acquisition, holding or exploitation of any license relating to the delivery of those services; or

  . any other business or activity in which we and the restricted subsidiar-ies expressly contemplate engaging in under the provisions of our cer-tificate of incorporation and bylaws as in effect on May 4, 1998.

Permitted Holder means:

  . each of AT&T Corporation, Chase Capital Partners, J.P. Morgan Investment Corporation, Desai Capital Management Incorporated, and any of their re-spective affiliates and the respective successors, by merger, consolida-tion, transfer or otherwise, to all or substantially all of the respec-tive businesses and assets of any of them; and

  . any entity or group, as such terms are used in Section 13(d) and 14(d) of the Exchange Act, controlled by one or more entities identified above.

Permitted Investments means:

  .  investments in Cash Equivalents;

  . the first investments representing capital stock or obligations issued to us or any restricted subsidiary in the course of good faith settle-ment of claims against any other entity or by reason of a composition or readjustment of debt or a reorganization of any debtor of ours or of any restricted subsidiary;

  . deposits, including interest-bearing deposits, we maintain in the ordi-nary course of business in banks;

  . any investment in any entity. However, after giving effect to any in-vestment, the entity must be a restricted subsidiary or must merge, con-solidate or amalgamate with or into, or transfer or convey substantially all of its assets to, or liquidate into, us or one of our restricted subsidiaries;

  . trade receivables and prepaid expenses, in each case arising in the or-dinary course of business. However, such receivables and prepaid ex-penses must be recorded as assets of that entity in accordance with GAAP;

  . endorsements for collection or deposit in the ordinary course of busi-ness by that entity of bank drafts and similar negotiable instruments of a second entity, received as payment for ordinary course of business trade receivables;

  . any interest rate agreements with an unaffiliated entity otherwise per-mitted by clause (5) or (6) under "--Covenants--Limitation on Incurrence of Indebtedness";

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

  . investments received as consideration for an asset disposition in com-pliance with the provisions of the indenture described under "--Cove-nants--Limitation on Certain Asset Dispositions";

  . loans or advances to our employees or those of any restricted subsidiary in the ordinary course of business in an aggregate amount not to exceed $5.0 million at any one time outstanding;

  . any investment acquired by us or any of our restricted subsidiaries as a result of a foreclosure by us or any of our restricted subsidiaries or in connection with the settlement of any outstanding Indebtedness or trade payable;

  . loans and advances to officers, directors and employees for business-re-lated travel expenses, moving expenses and other similar expenses, each incurred in the ordinary course of business; and

  . other investments, with such investment being valued as of the date made and without giving effect to subsequent changes in value, in an aggre-gate amount not to exceed $7.5 million at any one time outstanding.

Permitted Junior Securities means:

  .  qualified stock;

  . securities of Triton or any other corporation authorized by an order or decree giving effect, and stating in such order or decree that effect is given, to the subordination of such securities to Triton's senior debt and made by a court of competent jurisdiction in a reorganization pro-ceeding under any applicable bankruptcy, insolvency or other similar law; or

  . any securities of Triton provided for by a plan of reorganization or re-adjustment that are subordinated in right of payment to all senior debt that may at the time be outstanding to substantially the same extent as, or to a greater extent than, the notes are subordinated as provided in the indenture.

Strategic Equity Investor means any of the initial cash equity investors, as defined in the securities purchase agreement, any of their affiliates or any other entity engaged in a Permitted Business whose Total Equity Market Capitalization exceeds $500.0 million.

Total Consolidated Indebtedness means, at any date of determination, an amount equal to:

  . the accreted value of all Indebtedness, in the case of any Indebtedness issued with original issue discount;

  plus

  . the principal amount of all Indebtedness, in the case of any other In-debtedness, of Triton and our restricted subsidiaries outstanding as of the date of determination.

Total Equity Market Capitalization of any person means, as of any day of determination, the sum of:

  .  the product of:

    (a) the aggregate number of the entity's outstanding primary shares of common stock on that day, which shall not include any options or warrants on, or securities convertible or exchangeable into, shares of that entity's common stock, multiplied by

    (b) the average closing price of the common stock listed on a national securities exchange or the Nasdaq National Market System over the 20 consecutive business days immediately preceding the day of determination, plus

  . the liquidation value of any outstanding shares of that entity's pre-ferred stock on that day.

Total Invested Capital means, at any time of determination, the sum of, without duplication:

  . the total amount of equity contributed to us as of May 4, 1998, as set forth on our March 31, 1998 combined balance sheet;

  plus

  . irrevocable binding commitments to purchase capital stock, other than Disqualified Stock, existing as of May 4, 1998;

  plus

  . the aggregate net cash proceeds we received from capital contributions, the issuance or sale of capital stock, other than Disqualified Stock but including capital stock issued upon the conversion of convertible In-debtedness or from the exercise of options, warrants or rights to pur-chase capital stock, other than Disqualified Stock, subsequent to May 4, 1998, other than to a restricted subsidiary. However, the aggregate net cash proceeds we received under the terms of this clause shall exclude any amounts included as commitments to purchase capital stock in the preceding clause;

  plus

  . the aggregate net cash proceeds we or any restricted subsidiary received from the sale, disposition or repayment of any investment made after May 4, 1998 and constituting a restricted payment in an amount equal to the lesser of:

    (a) the return of capital with respect to the investment, and

    (b) the initial amount of the investment, in either case, less the cost of the disposition of the investment;

  plus

  . an amount equal to the consolidated net investment on the date we and/or any of our restricted subsidiaries make in any subsidiary that has been designated as an unrestricted subsidiary after May 4, 1998, upon its re-designation as a restricted subsidiary in accordance with the covenant described under "--Certain Covenants--Limitation on Designations of Un-restricted Subsidiaries;"

  plus

  .  Total Consolidated Indebtedness;

  minus

  . the aggregate amount of all restricted payments including any designa-tion amount, but not a restricted payment of the type referred to in clause (3)(b) of "--Certain Covenants--Limitation on Restricted Pay-ments," declared or made on or after May 4, 1998.

Vendor Credit Arrangement means any Indebtedness, including Indebtedness under any credit facility, entered into with any vendor or supplier or any financial institution acting on behalf of vendor or supplier. However, the net proceeds of the Indebtedness must be utilized for the purpose of financing the cost of design, development, site acquisition, construction, integration, handset manufacture or acquisition or microwave relocation of assets used or usable in a Permitted Business, including, among other things, through the acquisition of capital stock of an entity engaged in a Permitted Business.

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                         Book-Entry; Delivery and Form

The notes were initially issued in the form of a global note. The global note has been deposited date with, or on behalf of, the Depository and registered in the name of Cede & Co., as the Depository's nominee.

The Depository has advised us that it is:

  . a limited-purpose trust company organized under the laws of the State of New York;

  .  is a member of the Federal Reserve System;

  . a clearing operation within the meaning of the Uniform Commercial Code, as amended; and

  .  a clearing agency registered pursuant to Section 17A of the Exchange
     Act.

The Depository was created to hold securities for its participating organizations and to facilitate the clearance and settlement of transactions in such securities between participants through electronic bookentry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. The Depository's participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to the Depository's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. We refer to those persons as indirect participants. Qualified institutional buyers may elect to hold notes purchased by them through the Depository. Qualified institutional buyers who are not participants may beneficially own securities held by or on behalf of the Depository only through participants or indirect participants. Persons that are not qualified institutional buyers may not hold notes through the Depository.

Ownership of the notes is shown on, and the transfer of ownership will be effected only through, records maintained by the Depository's participants and Depository's indirect participants. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own and that security interests in negotiable instruments can only be perfected by delivery of certificates representing the instruments. Consequently, the ability to transfer notes or to pledge the notes as collateral will be limited to such extent.

So long as the Depository or its nominee is the registered owner or holder of the global note, the Depository or its nominee will be considered the sole owner or holder of the notes represented by the global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in the global note will not be entitled to have notes represented by the global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes, and will not be considered the owners or holders under the indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the indenture trustee. As a result, the ability of a person having a beneficial interest in notes represented by the global note to pledge that interest to persons or entities that do not participate in the Depository's system, or to otherwise take actions with respect to that interest, may be affected by the lack of a physical certificate evidencing such interest.

Accordingly, each qualified institutional buyer owing a beneficial interest in the global note must rely on the procedures of the Depository and, if the qualified institutional buyer is not a participant or an indirect participant, on the procedures of the participant through which the qualified institutional buyer owns its interest, to exercise any rights of a holder under the indenture or the global note. We understand that under existing industry practice, in the event we request any action of holders of notes, or a qualified institutional buyer that is an owner of a beneficial interest in the global note desires to take any action that the Depository, as the holder of the global note, is entitled to take, the Depository would authorize the participants to take the action and the participants would authorize the qualified institutional buyers owning through those participants to take the action or would otherwise act upon the instructions of the qualified institutional buyers. Neither we nor the trustee will have any responsibility or liability for any aspect of the records of the Depository or for maintaining, supervising or reviewing any records of the Depository relating to the notes.

Payments with respect to the principal of, premium, if any, interest and additional interest, if any, on any notes represented by the global note registered in the name of the Depository or its nominee on the applicable record date will be payable by the trustee to or at the direction of or its nominee in its capacity as the registered holder of the global note representing the notes under the indenture. Under the terms of the indenture, Triton and the trustee may treat the persons in whose names the notes, including the global note, are registered as the owners for the purpose of receiving payments and for any and all purposes whatsoever. Consequently, neither Triton nor the trustee has or will have any responsibility or liability for the

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

payment of such amounts to beneficial owners of notes. We believe, however, that it is currently the Depository's policy to immediately credit the accounts of the relevant participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the global note as shown on the Depository's records. Payments by the Depository's participants and the Depository's indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practice and will be the responsibility of the Depository's participants or indirect participants.

Neither Triton nor the trustee will be liable for any delay by the Depository or any participant or indirect participant in identifying the beneficial owners of the related notes and Triton and the trustee may conclusively rely on, and will be protected in relying on, instructions from the Depository for all purposes, including with respect to the registration, delivery, and respective principal amounts of the notes to be issued.

The notes represented by the global note are expected to be eligible to trade in the Portal market and to trade in the Depository's Same-Day Funds Settlement System, and the Depository therefore will require settlement in immediately available fund of any permitted secondary market trading activity in the notes.

Certificated Notes

Subject to specific conditions, any person having a beneficial interest in the global note may, upon request to the trustee, exchange the beneficial interest for certificated notes. Upon their issuance, the trustee is required to register any certificated notes in the name of, and cause the same to be delivered to, that person or persons, or any nominee. All such certificated notes evidencing outstanding notes will be subject to the legend requirements applicable to the outstanding notes. In addition, if:

  . we notify the trustee in writing that the Depository is no longer willing or able to act as a depository and we are unable to locate a qualified successor within 90 days; or,

  . at our option, we notify the trustee in writing that we elect to cause the issuance of notes in definitive form under the indenture,

then, upon surrender by the Depository of the global note, certificated notes will be issued to each beneficial owner of the notes represented by the global note.

The information in this section concerning the Depository and the Depository book-entry system has been obtained from sources we believe to be reliable. We will have no responsibility for the Depository's or its participants' performance of their respective obligations as described above or under the rules and procedures governing their respective operations.

             Certain United States Federal Income Tax Consequences

General

The following is a summary of the material United States federal income, estate and gift tax consequences of the purchase, ownership and disposition of the notes, but is not purported to be a complete analysis of all potential tax effects. This summary is based upon the Internal Revenue Code of 1986, as amended, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as in effect and existing on the date hereof and all of which are subject to change at any time, which change may be retroactive or prospective. Unless otherwise specifically noted, this summary applies only to those persons that purchased the notes for cash and hold the notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code. We will treat the notes as indebtedness for United States federal income tax purposes, and the following discussion assumes that such treatment will be respected.

This summary is for general information only and does not address the tax consequences to taxpayers who are subject to special rules, such as financial institutions, tax-exempt organizations, insurance companies, S corporations, regulated investment companies, real estate investment trusts, broker-dealers, taxpayers subject to the alternative minimum tax, United States holders, as defined below, whose functional currency is not the U.S. dollar and persons that will hold the notes as part of a position in a straddle or as part of a constructive sale or a hedging, conversion or other integrated transaction, or address aspects of federal taxation that might be relevant to a prospective investor based upon such investor's particular tax situation. This summary does not address any tax consequences arising under any state, municipality, foreign country or other taxing jurisdiction. Prospective investors are urged to consult their tax advisors regarding the United States federal tax consequences of owning and disposing of the notes, including the investor's status as a United States holder or a Non-United States holder, as well as any tax consequences that may arise under the laws of any state, municipality, foreign country or other taxing jurisdiction.

A United States holder means a beneficial owner of a note that, for United States federal income tax purposes, is a citizen or individual resident, as defined in Section 7701(b) of the Internal Revenue Code, of the United States; a corporation or partnership, including any entity treated as a corporation or partnership for United States federal income tax purposes, created or organized under the laws of the United States, any State thereof or the District of Columbia unless, in the case of a partnership, otherwise provided by regulation; an estate the income of which is subject to United States federal income tax without regard to its source; or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as United States holders prior to such date, that elect to continue to be so treated, shall also be considered to be United States holders. A Non-United States holder means a holder of a note that is not a United States holder.

United States Holders

Original Issue Discount. Because the notes were issued at a discount from their stated redemption price at maturity, they have original issue discount for United States federal income tax purposes. The amount of original issue discount generally equals the excess of the note's stated redemption price at maturity over its issue price. The note's issue price is the first price at which a substantial amount of the notes is sold, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters or wholesalers. The note's stated redemption price at maturity is the sum of all cash payments to be made on such note, whether denominated as principal or interest, other than payments of qualified stated interest. Qualified stated interest is stated interest that is unconditionally payable at least annually at a single fixed rate that appropriately takes into account the length of the interval between payments. Because there will be no required payment of inter est on the notes prior to May 1, 2003, none of the interest payments on the notes constitute qualified stated interest; and, accordingly, each note bears original issue discount in an amount equal to the excess of the sum of its principal amount and all stated interest payments, over its issue price.

A United States holder is required to include original issue discount in gross income as ordinary interest income, periodically over the term of the note before receipt of the cash or other payment attributable to such income, regardless of such holder's method of tax accounting. The amount to be included for any taxable year is the sum of the daily portions of original issue discount with respect to the note for each day during the taxable year or portion of a taxable year during which such holder holds the note. The daily portion is determined by allocating to each day of any accrual period within a taxable year a pro rata portion of an amount equal to the note's adjusted issue price at the beginning of the accrual period multiplied by the note's yield to maturity. For purposes of computing original issue discount, we will use six-month accrual periods that end on the days in the calendar year corresponding to the maturity date of the notes and the date six months prior to such maturity date, with the exception of an initial short accrual period. A United States holder is permitted to use different accrual periods; provided that each accrual period is no longer than one year, and each scheduled payment of interest or principal occurs on either the first or last day of an accrual period. The adjusted issue price of a note at the beginning of any accrual period is its issue price increased by the aggregate amount of original issue discount previously includible in the gross income of the holder and decreased by any payments previously made on the note. The note's yield to maturity is the discount rate that, when used in computing the present value of all payments of principal and interest to be made on the note, produces an amount equal to the issue price of the note.

Under these rules, United States holders are required to include in gross income increasingly greater amounts of original issue discount in each successive accrual period. Payments of stated interest on a note will not be separately included in income, but rather will be treated first as payments of previously accrued and unpaid original issue discount and then as payments of principal. Consequently, such payments will reduce a United States holder's basis in the note, as described below under "--United States Holders--Sale, Exchange or Redemption of the Notes."

We do not intend to treat the possibility of an optional redemption, as described under "Description of Notes--Optional Redemption" or a repurchase pursuant to a change in control, as described under "Description of Notes-- Change of Control" as affecting the determination of the yield to maturity of the notes, or as giving rise to any additional accrual of original issue discount or recognition of ordinary income upon the redemption, sale or exchange of the notes. In the unlikely event that the interest rate on the notes is increased, then such increased interest may be treated as increasing the amount of original issue discount on the notes includible by a United States holder in income as such original issue discount accrues, in advance of the receipt of any cash payment therefor.

Acquisition Premium. A United States holder that purchases a note for an amount that is greater than its adjusted issue price as of the purchase date will be considered to have purchased such note at an acquisition premium. The amount of original issue discount that such holder must include in its gross income with respect to such note for any taxable year is generally reduced by the portion of such acquisition premium properly allocable to such year. The information that we will report to the record holders of the notes on an annual basis will not account for an offset against original issue discount for any portion of any acquisition premium. Accordingly, each United States holder should consult its own tax advisor as to the determination of the acquisition premium amount and the resulting adjustments to the amount of reportable original issue discount.

Acquisition Bond Premium. A United States holder that purchases a note for an amount in excess of its principal amount will be considered to have purchased the note at a premium and may elect to amortize such premium, using a constant yield method, over the remaining term of the note, or, if a smaller amortization allowance would result, by computing such allowance with reference to the amount payable on an earlier call date and amortizing such allowance over the shorter period to such call date. The amount amortized in any year will be treated as a reduction of the United States holder's interest income from the note. Bond premium on a note held by a United States holder that does not make such an election will decrease the gain or increase the loss otherwise recognized on disposition of the note. The election to amortize bond premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing United States holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service.

Market Discount. If a United States holder purchases a note, subsequent to its original issuance, for an amount that is less than its revised issue price as of the purchase date, the amount of the difference generally will be treated as market discount, unless such difference is less than a specified de minimis amount. The Internal Revenue Code provides that the revised issue price of a note equals its issue price plus the amount of original issue discount includible in the income of all holders for periods prior to the purchase date, disregarding any deduction for acquisition premium, reduced by the amount of all prior cash payments on the note. Subject to a de minimis exception, a United States holder will be required to treat any prior payment on, or any gain recognized on the sale, exchange, redemption, retirement or other disposition of, the note as ordinary income to the extent of any accrued market discount that has not previously been included in income and treated as having accrued on such note at the time of such payment or disposition. If a United States holder disposes of such a note in a nontaxable transaction other than as provided in Sections 1276(c) and (d) of the Internal Revenue Code, such holder must include as ordinary income the accrued market discount as if such holder had disposed of the note in a taxable transaction at the note's fair market value. In addition, the United States holder may be required to defer, until the maturity date of the note or its earlier disposition, including a nontaxable transaction other than as provided in Sections

1276(c) and (d), the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such note.

Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless the United States holder elects to accrue market discount on a constant interest method. A United States holder may elect to include market discount in income currently as it accrues, under either the ratable or constant interest method. This election to include currently, once made, applies to all market discount obligations acquired in or after the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service. If the United States holder makes such an election, the foregoing rules with respect to the recognition of ordinary income on sales and other dispositions of such instruments, and with respect to the deferral of interest deductions on debt incurred or maintained to purchase or carry such debt instruments, would not apply.

Election to Treat All Interest as Original Issue Discount. A United States holder may elect, subject to certain limitations, to include all interest that accrues on a note in gross income on a constant yield basis. For purposes of this election, interest includes stated interest, original issue discount, market discount, de minimis original issue discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium or acquisition premium. Special rules and limitations apply to taxpayers who make this election; therefore, United States holders should consult their tax advisors as to whether they should make this election.

The AHYDO Rule. The notes constitute applicable high yield discount obligations, or AHYDOs. Accordingly, we are not entitled to deduct original issue discount that accrues with respect to the notes until amounts attributable to such original issue discount are paid in cash. Treatment of the notes as AHYDOs will not disqualify interest or original issue discount accruing with respect thereto from the portfolio interest exception described below under "Certain United States Federal Tax Considerations--Non-United States Holders--Interest;" provided that all applicable requirements for the exception are otherwise satisfied.

Sale, Exchange or Redemption of the Notes. Generally, a sale, exchange or redemption of the notes will result in taxable gain or loss equal to the difference between the amount of cash plus the fair market value of other property received and the United States holder's adjusted tax basis in the notes. A United States holder's adjusted tax basis for determining gain or loss on the sale or other disposition of a note will initially equal the cost of the note to such holder and will be increased by:

  .  any amounts included in income as original issue discount; and

  .  any market discount previously included in income by such holder;

and decreased by:

  .  any principal and stated interest payments received by such holder; and

  .  any amortized premium previously deducted from income by such holder.

Except as described above with respect to market discount, such gain or loss will be capital gain or loss. Capital gain or loss will be long-term gain or loss if the note is held by the United States holder for more than one year, otherwise such gain or loss will be short-term.

United States holders that are corporations generally will be taxed on net capital gains at a maximum rate of 35%. In contrast, United States holders that are individuals generally will be taxed on net capital gains at a maximum rate of 39.6% for property held for 12 months or less, and 20% for property held more than 12 months. Special rules, and generally lower maximum rates, apply to individuals in lower tax brackets. Any capital losses realized by a United States holder that is a corporation generally may be used only to offset capital gains. Any capital losses realized by a United States holder that is an individual generally may be used only to offset capital gains plus $3,000 of other income per year.

Non-United States Holders

Interest. Under current United States federal income tax law, and subject to the discussion of backup withholding below, interest, including original issue discount, paid on the notes to a Non-United States holder will not be subject to the normal 30% United States federal withholding tax if:

  (1) the interest is effectively connected with the conduct of a trade or business in the United States by the Non-United States holder and the Non-United States holder timely furnishes to us or our paying agent two duly executed copies of Internal Revenue Service Form W-8ECI, or any successor form, executed under penalties of perjury; or

  (2) all of the following conditions of the portfolio interest exception are met:

    (a) the Non-United States holder does not, actually or constructively, own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

    (b) the Non-United States holder is not a controlled foreign corporation that is related, directly or indirectly, to us through stock ownership;

    (c) the Non-United States holder is not a bank receiving interest, including original issue discount pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

    (d) either (1) the Non-United States holder certifies to us or our paying agent, under penalties of perjury, that it is a Non-United States holder and provides its name and address, or (2) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business, and holds the notes in such capacity, certifies to us or our paying agent, under penalties of perjury, that such statement has been received from the beneficial owner of the notes by it or by any other financial institution between it and the beneficial owner and furnishes us or our agent with a copy thereof.

The foregoing certification may be provided by the Non-United States holder on Internal Revenue Service Form W-8BEN, or any successor form, executed under penalties of perjury. Such certificate is effective with respect to payments of interest, including original issue discount, made after the issuance of the certificate in the calendar year of its issuance and the two immediately succeeding calendar years.

In the event that the interest, including original issue discount, paid on the notes is effectively connected with the conduct of a trade or business within the United States of the Non-United States holder, the Non-United States holder will generally be taxed on a net income basis, that is, after allowance for applicable deductions at the graduated rates that are applicable to United States holders in essentially the same manner as if the notes were held by a United States holder, as discussed above. In the case of a Non-United States holder that is a corporation, such income may also be subject to the United States federal branch profits tax, which is generally imposed on a foreign corporation upon the deemed repatriation from the United States of effectively connected earnings and profits, at a 30% rate, unless the rate is reduced or eliminated by an applicable income tax treaty and the Non-United States holder is a qualified resident of the treaty country.

If the interest on the notes is not effectively connected and does not qualify for the portfolio interest exception described above, then the interest will be subject to United States federal withholding tax at a flat rate of 30% or a lower applicable income tax treaty rate upon delivery of Internal Revenue Service Form W-8BEN, or any successor form, executed under penalties of perjury, to us or our paying agent certifying eligibility for treaty benefits.

On October 14, 1997, final regulations were published that govern information reporting and certification procedures regarding withholding and backup withholding on certain amounts paid to Non-United States holders. The 1997 regulations are effective for payments made after December 31, 2000, regardless of the issue date of the instrument with respect to which such payments are made, subject to certain transition rules. The 1997 regulations provide documentation procedures designed to simplify compliance by withholding agents. They generally do not alter the treatment of Non-United States holders, described above, but change certification procedures and forms and clarify and modify payor reliance standards. For purposes of the certification requirements, the 1997 regulations generally treat as the beneficial owners of payments on the notes those persons that, under United States federal income tax principles, are the taxpayers with respect to such payments, rather than persons such as nominees or agents legally entitled to such payments. In the case of payments to an entity classified as a foreign partnership under United States federal income tax principles, the partners, rather than the partnership, generally must provide the required certifications to qualify for the withholding tax exemption described above, unless the partnership has entered into a special agreement with the Internal Revenue Service. In contrast, a payment to a United States partnership is treated for these purposes as payment to a United States holder, even if the partnership has one or more foreign partners. The discussion under this heading and under "--Backup Withholding Tax and Information Reporting," below, is not intended to be a complete discussion of the provisions of the 1997 regulations. Prospective holders of the notes are urged to consult their tax advisors concerning the tax consequences of their investment in light of the 1997 regulations.

Gain on Sale or Other Disposition. A Non-United States holder generally will not be subject to regular United States federal income or withholding tax on gain recognized on a sale or other disposition of the notes, unless:

  (1) the gain is effectively connected with the conduct of a trade or business within the United States of the Non-United States holder or of a partnership, trust or estate in which such Non-United States holder is a partner or beneficiary; or

  (2) the Non-United States holder is an individual that:

    (a) is present in the United States for 183 days or more in the taxable year of the sale or other disposition, and

    (b) either has a tax home in the United States, as specially defined for purposes of the United States federal income tax, or maintains an office or other fixed place of business in the United States and the gain from the sale or other disposition of the notes is attributable to such office or other fixed place of business.

Non-United States holders who are individuals may also be subject to tax pursuant to provisions of United States federal income tax law applicable to certain United States expatriates, including certain former longterm residents of the United States.

Gains realized by a Non-United States holder that are effectively connected with the conduct of a trade or business within the United States of the Non-United States holder generally will be taxed on a net income basis at the graduated rates that are applicable to United States holders, as described above, unless exempt by an applicable income tax treaty. In the case of a Non-United States holder that is a corporation, such income may also be subject to the United States federal branch profits tax, which is generally imposed on a foreign corporation upon the deemed repatriation from the United States of effectively connected earnings and profits, at a 30% rate, unless the rate is reduced or eliminated by an applicable income tax treaty and the Non-United States holder is a qualified resident of the treaty country.

Under the 1997 regulations, described above in "--Non-United States Holders-- Interest," withholding of United States federal income tax may apply to payments on a taxable sale or other disposition of the notes by a Non-United States holder who does not provide appropriate certification to the withholding agent with respect to such transaction.

Federal Estate and Gift Taxes. Notes beneficially owned by an individual who is neither a United States citizen nor a domiciliary of the United States at the time of death will not be subject to United States federal estate tax as a result of such individual's death; provided that any interest thereon would have been eligible for the portfolio interest exception described above in "-- Non-United States Holders--Interest," if such interest had been received by the individual at the time of death.

An individual who is not a United States citizen will not be subject to United States federal gift tax on a transfer of the notes, unless such person is a domiciliary of the United States or such person is subject to provisions of United States federal gift tax law applicable to certain United States expatriates, including certain former long-term residents of the United States.

Backup Withholding Tax and Information Reporting

Under current United States federal income tax law, information reporting requirements apply to interest, including original issue discount, paid to, and to the proceeds of sales or other dispositions of the notes before maturity by, certain United States holders. In addition, a 31% backup withholding tax applies to a non-corporate United States holder if such person:

  . fails to furnish such person's taxpayer identification number, which, for an individual, is his or her Social Security Number, to the payor in the manner required;

  . furnishes an incorrect taxpayer identification number, and the payor is so notified by the Internal Revenue Service;

  . is notified by the Internal Revenue Service that such person has failed properly to report payments of interest or dividends; or

  . in certain circumstances, fails to certify, under penalties of perjury, that such person has furnished a correct taxpayer identification number and has not been notified by the Internal Revenue Service that such person is subject to backup withholding for failure properly to report interest or dividend payments.

Backup withholding does not apply to payments made to certain exempt United States holders, such as corporations and tax-exempt organizations.

In the case of a Non-United States holder, under current United States federal income tax law, backup withholding does not apply to payments of interest, including original issue discount, with respect to the notes, or to payments of proceeds on the sale or other disposition of the notes, if such holder has provided to us or our paying agent the certification described in clause (2)(d) of "--Non-United States Holders--Interest" or has otherwise established an exemption.

We must report annually to the Internal Revenue Service and to each Non-United States holder any interest, including original issue discount, that is subject to withholding or that is exempt from withholding. Copies of these information returns may also be made available to the tax authorities of the country in which the Non-United States holder resides.

Under current United States federal income tax law, neither backup withholding nor information reporting generally applies to payments of proceeds on the sale or other disposition of the notes to or through a foreign office of a foreign broker that is not a United States related person. For this purpose, a United States related person means a controlled foreign corporation for United States federal income tax purposes or a foreign person 50% or more of whose gross income is effectively connected with the conduct of a trade or business within the United States for a specified three-year period.

If payments of proceeds on the sale or other disposition of the notes were made through the foreign office of a broker that is a United States person, as defined in Section 7701(a)(30) of the Internal Revenue Code or a United States related person, such broker may be subject to certain information reporting, but not backup withholding, requirements with respect to such payments, unless such broker has in its records documentary evidence that the beneficial owner is not a United States person and certain conditions are met, or the beneficial owner otherwise establishes an exemption. Backup withholding may apply to any payment that such broker is required to report if such person has actual knowledge that the payee is a United States person.

Payments of proceeds on the sale or other disposition of the notes to or through the United States office of any United States or foreign broker will be subject to backup withholding and information reporting, unless the holder certifies, under penalties of perjury, that it is not a United States person or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the payee is a United States person or that the conditions of the exemption are, in fact, not satisfied.

The 1997 regulations, described above in "--Non-United States Holders-- Interest," modify certain of the certification requirements for backup withholding and expand the group of United States related persons. It is possible that we or our paying agent may request new withholding exemption forms from holders of the notes in order to qualify for continued exemption from backup withholding when the 1997 regulations become effective.

Backup withholding tax is not an additional tax. Rather, any amounts withheld from a payment to a holder of the notes under the backup withholding rules are allowed as a refund or a credit against such holder's United States federal income tax; provided that the required information is furnished to the Internal Revenue Service.

                              Plan of Distribution

J.P. Morgan & Co. and Chase Securities Inc. may use this prospectus in connection with offers and sales of the notes in market-making transactions. J.P. Morgan and Chase Securities may act as principals or agents in these transactions. They have no obligation to make a market in the notes and may discontinue their market-making activities at any time without notice, at their sole discretion.

We have agreed to indemnify jointly and severally J.P. Morgan and Chase Securities against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that they may be required to make in that respect. See "Certain Relationships and Related Transactions" for a summary of our relationships with J.P. Morgan and Chase Securities.

                                 Legal Matters

Latham & Watkins passed upon the validity of the notes.

                                    Experts

The consolidated financial statements of Triton PCS, Inc. and its subsidiaries as of December 31, 1998 and 1999 and for the period from March 6, 1997 (inception) to December 31, 1997 and the years ended December 31, 1998 and 1999 included in this prospectus and the financial statement schedule included in the registration statement of which this prospectus is a part have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             Available Information

Triton filed a registration statement on Form S-4 with the SEC covering the notes. This prospectus is part of a post-effective amendment to our registration statement. For further information on Triton, you should refer to our registration statement and the exhibits filed with our registration statement. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since this prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

In addition, Triton files annual, quarterly and special reports with the SEC. Triton's SEC filings are available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, and Chicago. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges.

Under the indenture governing the notes, Triton agreed to furnish to the trustee and to registered holders of the notes, without cost to the trustee or the registered holders, copies of all reports and other information that we are required to file with the SEC under the Exchange Act. In the event that we cease to be subject to the informational requirements of the Exchange Act, we have agreed that we will file with the SEC and distribute to the noteholders, copies of the financial information that would have been contained in our annual reports and quarterly reports, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" section, as the Exchange Act otherwise would have required us to file.

                         Index to Financial Statements

                                                                           Page
                                                                           ----
Consolidated Financial Statements:
  Report of Independent Accountants                                         F-2
  Consolidated Balance Sheets as of December 31, 1998 and 1999              F-3
  Consolidated Statements of Operations for the period March 6, 1997
   (inception) to December 31, 1997, and the years ended December 31, 1998
   and 1999                                                                 F-4
  Consolidated Statements of Shareholder's Equity (Deficit) for the period
   March 6, 1997 (inception) to December 31, 1997, and the years ended
   December 31, 1998 and 1999                                               F-5
  Consolidated Statements of Cash Flows for the period March 6, 1997
   (inception) to December 31, 1997, and the years ended December 31, 1998
   and 1999                                                                 F-6
  Notes to Consolidated Financial Statements                                F-7

                       Report of Independent Accountants

To the Board of Directors and Shareholder of Triton PCS, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholder's equity (deficit), and cash flows present fairly, in all material respects, the financial position of Triton PCS, Inc., as defined in Note 1 to the financial statements, and its subsidiaries (the "Company") at December 31, 1998 and 1999, and the results of their operations and their cash flows for the period from March 6, 1997 (inception) to December 31, 1997 and the years ended December 31, 1998 and 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
February 25, 2000

                                TRITON PCS, INC.

                          Consolidated Balance Sheets
                             (Dollars in thousands)

                                                  --------------------------
                                                  December 31,  December 31,
                                                          1998          1999
                                                  ------------  ------------
Assets:
Current assets:
  Cash and cash equivalents                           $146,172     $ 186,251
  Marketable securities                                 23,612           --
  Due from related party                                   951         1,099
  Accounts receivable net of $1,071 and $1,765           3,102        29,064
  Inventory, net                                         1,433        15,270
  Prepaid expenses and other current assets              4,288         7,619
  Deferred income tax                                       81            55
                                                      --------     ---------
    Total current assets                               179,639       239,358
Property and equipment:
  Land                                                     313           313
  Network infrastructure and equipment                  34,147       304,656
  Office furniture and equipment                        17,642        38,382
  Capital lease assets                                   2,263         5,985
  Construction in progress                             145,667       105,593
                                                      --------     ---------
                                                       200,032       454,929
  Less accumulated depreciation                         (1,079)      (33,065)
                                                      --------     ---------
  Net property and equipment                           198,953       421,864
Intangible assets, net                                 308,267       315,538
Other long term assets                                     --          3,037
                                                      --------     ---------
    Total assets                                      $686,859     $ 979,797
                                                      ========     =========
Liabilities And Shareholder's Equity:
Current liabilities:
  Accounts payable                                    $ 25,256     $  72,580
  Bank overdraft liability                                 --          9,549
  Accrued payroll & related expenses                     3,719         9,051
  Accrued expenses                                       3,646         4,890
  Accrued interest                                         545           626
  Current portion of long-term debt                        281         1,277
  Deferred revenue                                         --          5,526
  Deferred gain on sale of property and equipment          --          1,190
                                                      --------     ---------
    Total current liabilities                           33,447       104,689
Long-term debt                                         465,689       504,636
Deferred income taxes                                   11,744        11,718
Deferred gain on sale of property and equipment            --         30,641
                                                      --------     ---------
    Total liabilities                                  510,880       651,684
Common stock, $.01 par value, 1,000 shares
 authorized, 100 shares issued and outstanding             --            --
Additional paid-in capital                             217,050       531,026
Accumulated deficit                                    (36,701)     (186,061)
Deferred compensation                                   (4,370)      (16,852)
                                                      --------     ---------
    Total shareholder's equity                         175,979       328,113
                                                      --------     ---------
    Total liabilities & shareholder's equity          $686,859     $ 979,797
                                                      ========     =========

          See accompanying notes to consolidated financial statements.

                                TRITON PCS, INC.

                     Consolidated Statements of Operations
                             (Dollars in thousands)

                                     -----------------------------------------
                                         Period from
                                       March 6, 1997      For the      For the
                                         (Inception)   Year Ended   Year Ended
                                     to December 31, December 31, December 31,
                                                1997         1998         1999
                                     --------------- ------------ ------------
Revenues:
  Service                                     $  --       $11,172     $ 63,545
  Roaming                                        --         4,651       44,281
  Equipment                                      --           755       25,405
                                              ------      -------     --------
    Total revenue                                --        16,578      133,231
Expenses:
  Cost of service                                --         8,767       63,200
  Cost of equipment                              --         1,699       44,321
  Selling and marketing                          --         3,260       59,580
  General and administrative                   2,736       15,589       42,354
  Non-cash compensation                          --         1,120        3,309
  Depreciation and amortization                    5        6,663       45,546
                                              ------      -------     --------
    Loss from operations                       2,741       20,520      125,079
Interest and other expense                     1,228       30,391       41,061
Interest and other income                          8       10,635        4,852
Gain on sale of property, equipment
 and marketable securities, net                  --           --        11,928
                                              ------      -------     --------
Loss before taxes                              3,961       40,276      149,360
Income tax benefit                               --         7,536          --
                                              ------      -------     --------
Net loss                                      $3,961      $32,740     $149,360
                                              ======      =======     ========



          See accompanying notes to consolidated financial statements.

                                Triton PCS, Inc.

           Consolidated Statements of Shareholder's Equity (Deficit)
                             (Dollars in thousands)

                          -------------------------------------------------------------------
                                              Additional
                          Common Stock           Paid-in Accumulated      Deferred
                                Shares Amount    Capital     Deficit  Compensation      Total
                          ------------ ------ ---------- -----------  ------------  ---------
Issuance of common stock           100   $ --   $    --    $     --       $    --   $     --
Net loss                           --      --        --       (3,961)          --      (3,961)
                                   ---   ----   --------   ---------      --------  ---------
Balance at December
 31, 1997                          100   $ --   $    --    $  (3,961)     $    --   $  (3,961)
Capital Contributions
 from parent                       --      --    211,560         --            --     211,560
Deferred compensation              --      --      5,490         --         (5,490)       --
Non-cash compensation              --      --        --          --          1,120      1,120
Net loss                           --      --        --      (32,740)          --     (32,740)
                                   ---   ----   --------   ---------      --------  ---------
Balance at December 31,
 1998                              100   $ --   $217,050   $ (36,701)     $ (4,370) $ 175,979
Capital Contributions
 from parent                       --      --    298,185         --            --     298,185
Deferred compensation              --      --     15,791         --        (15,791)       --
Non-cash compensation              --      --        --          --          3,309      3,309
Net loss                           --      --        --     (149,360)          --    (149,360)
                                   ---   ----   --------   ---------      --------  ---------
Balance at December 31,
 1999                              100   $ --   $531,026   $(186,061)     $(16,852) $ 328,113
                                   ===   ====   ========   =========      ========  =========



          See accompanying notes to consolidated financial statements.

                                TRITON PCS, INC.

                     Consolidated Statements of Cash Flows
                             (Dollars in thousands)

                           -------------------------------------------------------
                              Period from
                             March 6, 1997      For the Year       For the Year
                            (Inception) to          Ended              Ended
                           December 31, 1997  December 31, 1998  December 31, 1999
                           -----------------  -----------------  -----------------
Cash flows from operating
 activities:
 Net loss                            $(3,961)          $(32,740)         $(149,360)
 Adjustments to reconcile
  net loss to cash used
  in operating
  activities:
  Depreciation and
   amortization                            5              6,663             45,546
  Deferred income taxes                  --              (7,536)               --
  Accretion of interest                  --              22,648             38,213
  Bad debt expense                       --                 636              2,758
  Gain on sale of
   property, equipment
   and marketable
   securities, net                       --                 --             (11,928)
  Non-cash compensation                  --               1,120              3,309
  Change in operating
   assets and
   liabilities, net of
   effects of
   acquisitions:
   Accounts receivable                   --                (599)           (28,587)
   Inventory                             --              (1,046)           (13,837)
   Prepaid expenses and
    other current assets                 (21)              (468)            (1,035)
   Other assets                          --                 --              (3,408)
   Accounts payable                      658              2,647             24,664
   Bank overdraft
    liability                            --                 --               9,549
   Accrued payroll and
    liabilities                        1,014              6,205              6,272
   Accrued interest                    1,228             (1,660)                81
   Deferred revenue                      --                 --               5,214
                                     -------           --------          ---------
    Net cash used in
     operating activities             (1,077)            (4,130)           (72,549)
                                     -------           --------          ---------
Cash flows from investing
 activities:
 Capital expenditures                   (478)           (87,715)          (264,839)
 Myrtle Beach
  acquisition, net of
  cash acquired                          --            (164,488)               --
 Norfolk acquisition                     --             (96,557)               --
 Proceeds from sale of
  property and equipment,
  net                                    --                 --              69,712
 Proceeds from maturity
  of marketable
  securities                             --                 --              47,855
 Purchase of marketable
  securities                             --             (23,612)           (23,239)
                                     -------           --------          ---------
    Net cash used in
     investing activities               (478)          (372,372)          (170,511)
                                     -------           --------          ---------
Cash flows from financing
 activities:
 Borrowings under notes
  payable                             13,344                --                 --
 Proceeds from issuance
  of subordinated debt,
  net of discount                        --             291,000                --
 Borrowings under credit
  facility                               --             150,000             10,000
 Payments under credit
  facility                               --                 --             (10,000)
 Capital contributions
  from parent                            --              82,696            287,754
 Payments of deferred
  transaction costs                     (324)           (11,329)            (3,592)
 Advances to related-
  party, net                            (103)              (848)              (148)
 Principal payments under
  capital lease
  obligations                            --                (207)              (875)
                                     -------           --------          ---------
    Net cash provided by
     financing activities             12,917            511,312            283,139
                                     -------           --------          ---------
Net increase in cash and
 cash equivalents                     11,362            134,810             40,079
Cash and cash
 equivalents, beginning
 of period                               --              11,362            146,172
                                     -------           --------          ---------
Cash and cash
 equivalents, end of
 period                              $11,362           $146,172          $ 186,251
                                     =======           ========          =========

          See accompanying notes to consolidated financial statements

                                TRITON PCS, INC.

                   Notes To Consolidated Financial Statements
          Period from March 6, 1997 (inception) to December 31, 1997, and years ended December 31, 1998 and 1999

(1) Organization and Nature of Business

On March 6, 1997, Triton Communications L.L.C. ("L.L.C.") was formed to explore various business opportunities in the wireless telecommunications industry, principally related to personal communications services (PCS) and cellular activities. During the period March 6, 1997 through October 1, 1997, L.L.C.'S activities consisted principally of hiring a management team, raising capital and negotiating strategic business relationships, primarily related to PCS business opportunities. On October 1, 1997, Triton PCS Holdings, Inc. ("Holdings" or "Parent") was organized to pursue PCS-related activities. Holdings subsequently formed a wholly owned subsidiary, Triton PCS, Inc. ("Triton") which directly or indirectly owns several related wholly owned subsidiaries (collectively the "Company"). Subsequent to October 2, 1997, these PCS-related activities continued but were conducted primarily through Triton and its subsidiaries. Consequently, for purposes of the accompanying financial statements, L.L.C. has been treated as a "predecessor" entity. As a result of certain financing relationships and the similar nature of the business activities conducted by each respective legal entity, L.L.C. and Triton are considered companies under common control and were combined for financial reporting purposes for periods prior to October 2, 1997. All significant intercompany accounts or balances have been eliminated in consolidation.

The consolidated financial statements incorporate the PCS-related business activities of L.L.C. and the activities of Triton. The consolidated accounts of Triton include Triton PCS Inc.; Triton PCS Holdings Company L.L.C.; Triton Management Company, Inc.; Triton PCS Property Company L.L.C.; Triton PCS Equipment Company L.L.C.; Triton PCS Operating Company L.L.C.; and Triton PCS License Company L.L.C. All significant intercompany accounts or balances have been eliminated in consolidation.

(2) Summary of Significant Accounting Policies

 (a) Use Of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 (b) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and short term investments with initial maturities of three months or less. Triton maintains cash balances at financial institutions, which at times exceed the $100,000 FDIC limit. Bank overdraft balances are classified as a current liability.

 (c) Marketable Securities

Marketable securities consist of debt securities with initial maturities greater than three months. Triton classifies all such debt securities as available for sale and records them at fair value with unrealized holding gains and losses to be included as a separate component of other comprehensive income until realized.

 (d) Inventory

Inventory, consisting primarily of wireless handsets and accessories held for resale, is valued at lower of cost or market. Cost is determined by the first-in, first-out method.

 (e) Property and Equipment

Property and equipment is carried at original cost. Depreciation is calculated based on the straight-line method over the estimated useful lives of the assets which are ten to twelve years for network infrastructure and equipment and three to five years for office furniture and equipment. In addition, Triton capitalizes interest on expenditures related to the buildout of

                                TRITON PCS, INC.

          Period from March 6, 1997 (inception) to December 31, 1997, and years ended December 31, 1998 and 1999 the network. Expenditures for repairs and maintenance are charged to expense as incurred. When property is retired or otherwise disposed, the cost of the property and the related accumulated depreciation are removed from the accounts, and any resulting gains or losses are reflected in the statement of operations.

Capital leases are included under property and equipment with the corresponding amortization included in depreciation. The related financial obligations under the capital leases are included in current and long-term obligations. Capital leases are amortized over the useful lives of the respective assets.

 (f) Construction in Progress

Construction in progress includes expenditures for the design, construction and testing of Triton's PCS network and also includes costs associated with developing information systems. Triton capitalizes interest on certain of its construction in progress activities. Interest capitalized for the year ended December 31, 1998 and 1999 totaled $3.5 million and $12.3 million, respectively. When the assets are placed in service, Triton transfers the assets to the appropriate property and equipment category and depreciates these assets over their respective estimated useful lives.

 (g) Investment in PCS Licenses

Investments in PCS Licenses are recorded at their estimated fair value at the time of acquisition. Licenses are amortized on a straight-line basis over 40 years.

 (h) Deferred Transaction Costs

Costs incurred in connection with the negotiation and documentation of the AT&T transaction (see Note 3), were deferred and included in the aggregate purchase price allocated to the net assets acquired upon completion of the transaction.

Costs incurred in connection with the negotiation and documentation of the bank financing and Triton's issuance of senior subordinated discount notes were deferred and amortized over the terms of the bank financing and notes using the effective interest rate method.

 (i) Long-Lived Assets

Triton periodically evaluates the carrying value of long-lived assets when events and circumstances warrant such review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from such assets are separately identifiable and are less than the carrying value. In that event a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined by using the anticipated cash flows discounted at a rate commensurate with the risk involved. Measurement of the impairment, if any, will be based upon the difference between carrying value and the fair value of the asset.

 (j) Revenue Recognition

Revenues from operations consist of charges to customers for monthly access, airtime, roaming charges, long-distance charges, and equipment sales. Revenues are recognized as services are rendered. Unbilled revenues result from service provided from the billing cycle date to the end of the month and from other carrier's customers using Triton's systems. Equipment sales are recognized upon delivery to the customer and reflect charges to customers for wireless handset equipment purchases.

 (k) Income Taxes

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

                                TRITON PCS, INC.

          Period from March 6, 1997 (inception) to December 31, 1997, and years ended December 31, 1998 and 1999


 (l) Financial Instruments

Triton utilizes derivative financial instruments to reduce interest rate risk. Triton does not hold or issue financial instruments for trading or speculative purposes. Management believes losses related to credit risk are remote. The instruments are accounted for on an accrual basis. The net cash amounts paid or received are accrued and recognized as an adjustment to interest expense

 (m) Advertising Costs

Triton expenses advertising costs when the advertisement occurs. Total advertising expense amounted to $643,000 in 1998 and $25.8 million in 1999.

 (n) Concentrations of Credit Risk

Financial instruments, which potentially subject Triton to concentration of credit risk, consist principally of cash and equivalents, marketable securities, and accounts receivable. Triton's credit risk is managed through diversification and by investing its cash and cash equivalents and marketable securities in high-quality money market instruments and corporate issuers.

Concentrations of credit risk with respect to accounts receivable are limited due to a large customer base. Initial credit evaluations of customers' financial condition are performed and security deposits are obtained for customers with a higher credit risk profile. Triton maintains reserves for potential credit losses and such losses have not exceeded management expectations.

 (o) Reclassifications

Certain reclassifications have been made to prior period financial statements to conform to the current period presentation

 (p) New Accounting Pronouncements

On July 8, 1999, the Financial Accounting Standards Board ("FASB") issued SFAS No. 137, "Deferral of the Effective Date of SFAS 133", which defers the effective date of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" to all fiscal quarters of all fiscal years beginning after June 15, 2000. Management is currently evaluating the financial impact of adoption of SFAS No. 133. The adoption is not expected to have a material effect on consolidated results of operations, financial position, or cash flows.

On April 3, 2000 the Financial Accounting Standards Board issued FIN 44, "Accounting for Certain Transactions Involving Stock Compensation--an Interpretation of APB 25" which clarifies, among other issues, (a) the definition of employee for purposes of applying Opinion 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions in the Interpretation cover specific events that occur after December 15, 1998. To the extent that the Interpretation covers events occurring during the period after December 15, 1998, but before the effective date of July 1, 2000, the effects of applying the Interpretation are recognized on a prospective basis from July 1, 2000. Management is currently evaluating the impact, if any, the Interpretation will have on the Company's financial position or results of operation.

On March 24, 2000 the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101A which amends the implementation date of SAB 101, "Revenue Recognition" to the three month period ending June 30, 2000. SAB 101 provides guidance on the recognition, presentation, and disclosure of revenue in the financial statements. Management is currently assessing the impact, if any, the SAB will have on the Company's financial position or results of operations.

                                TRITON PCS, INC.

          Period from March 6, 1997 (inception) to December 31, 1997, and years ended December 31, 1998 and 1999

(3) AT&T Transaction

On October 8, 1997, Holdings entered into a Securities Purchase Agreement with AT&T Wireless PCS, Inc. ("AT&T"), a subsidiary of AT&T Corp., and the shareholders of Holdings, whereby Triton was to become the exclusive provider of wireless mobility services in the AT&T Southeast regions.

On February 4, 1998, Holdings executed the Closing Agreement with AT&T and the other shareholders of Holdings finalizing the transactions contemplated in the Security Purchase Agreement. Under the Closing Agreement, the Company issued 732,371 shares of Holdings' Series A convertible preferred stock and 366,131 shares of Holdings' Series D convertible preferred stock to AT&T in exchange for 20 MHz A and B block PCS licenses covering certain areas in the southeastern United States and the execution of certain related agreements, as further described below. The fair value of the FCC licenses was $92.8 million with an estimated useful life of 40 years. This amount is substantially in excess of the tax basis of such licenses, and accordingly, the Company recorded a deferred tax liability, upon the closing of the transaction.

In accordance with the Closing Agreement, Triton and AT&T and the other shareholders of Holdings consented to executing the following agreements:

 (a) Shareholder's Agreement

The Shareholder's Agreement expires on February 4, 2009. The agreement was amended and restated on October 27, 1999 in connection with Holdings initial public offering and includes the following sub-agreements:

Resale Agreement--Triton is required to enter into a Resale Agreement at the request of AT&T, which provides AT&T with the right to purchase and resell on a nonexclusive basis access to and usage of Triton's services in Triton's Licensed Area. Triton will retain the continuing right to market and sell its services to customers and potential customers in competition with AT&T.

Exclusivity--None of Holdings Shareholders will provide or resell, or act as the agent for any person offering, within the Territory wireless mobility telecommunications services initiated or terminated using Time Division Multiple Access and frequencies licensed by the FCC (Company Communications Services), except AT&T and its affiliates may (i) resell or act as agent for Triton in connection with the provision of Company Communications Services,
(ii) provide or resell wireless telecommunications services to or from certain specific locations, and (iii) resell Company Communications Services for another person in any area where Triton has not placed a system into commercial service, provided that AT&T has provided Triton with prior written notice of AT&T's intention to do so and only dual band/dual mode phones are used in connection with such resale activities.

Additionally, with respect to the markets listed in the Roaming Agreement, Triton and AT&T agreed to cause their respective affiliates in their home carrier capacities to program and direct the programming of customer equipment so that the other party in its capacity as the serving carrier is the preferred provider in such markets, and refrain from inducing any of its customers to change such programming.

Build-out--Triton is required to conform to certain requirements regarding the construction of Triton's PCS system. In the event that Triton breaches these requirements, AT&T may terminate its exclusivity provisions.

Disqualifying Transactions--In the event of a merger, asset sale, or consolidation, as defined, involving AT&T and another person that derives annual revenues in excess of $5.0 billion, derives less than one third of its aggregate revenues from wireless telecommunications, and owns FCC licenses to offer wireless mobility telecommunication services to more than 25% of the population within Triton's territory, AT&T and Triton have certain rights. AT&T may terminate its exclusivity in the territory in which the other party overlaps that of Triton. In the event that AT&T proposes to sell, transfer, or assign to a non-affiliate its PCS system owned and operated in Charlotte, NC; Atlanta, GA; Baltimore, MD; and Washington, DC, BTAs, then AT&T will provide Triton with the opportunity for a 180 day period to have AT&T jointly market Triton's licenses that are included in the MTA that AT&T is requesting to sell.

                                TRITON PCS, INC.

          Period from March 6, 1997 (inception) to December 31, 1997, and years ended December 31, 1998 and 1999


 (b) License Agreement

Pursuant to a Network Membership License Agreement, dated February 4, 1998 as amended, (the "License Agreement"), between AT&T and Triton, AT&T granted to Triton a royalty-free, nontransferable, nonsublicensable, limited right, and license to use certain Licensed Marks solely in connection with certain licensed activities. The Licensed Marks include the logo containing the AT&T and globe design and the expression "Member, AT&T Wireless Services Network." The "Licensed Activities" include (i) the provision to end-users and resellers, solely within the Territory, of Company Communications Services on frequencies licensed to Triton for Commercial Mobile Radio Services (CMRS) provided in accordance with the AT&T Agreement (collectively, the Licensed Services) and
(ii) marketing and offering the Licensed Services within the Territory. The License Agreement also grants to Triton the right and license to use Licensed Marks on certain permitted mobile phones.

The License Agreement, along with the Exclusivity and Resale Agreements, have a fair value of $20.3 million with an estimated useful life of 10 years. Amortization commenced upon the effective date of the agreement.

 (c) Roaming Agreement

Pursuant to the Intercarrier Roamer Service Agreement, dated as of February 4, 1998 (as amended, the "Roaming Agreement"), between AT&T and Triton, each of AT&T and Triton agrees to provide (each in its capacity as serving provider, the "Serving Provider") wireless mobility radiotelephone service for registered customers of the other party's (the "Home Carrier") customers while such customers are out of the Home Carrier's geographic area and in the geographic area where the Serving Carrier (itself or through affiliates) holds a license or permit to construct and operate a wireless mobility radio/telephone system and station. Each Home Carrier whose customers receive service from a Serving Carrier shall pay to such Serving Carrier 100% of the Serving Carrier's charges for wireless service and 100% of pass-through charges (i.e., toll or other charges).

The fair value of the Roaming Agreement, as determined by an independent appraisal, was $5.5 million, with an estimated useful life of 20 years. Amortization commenced upon the effective date of the agreement.

(4) Acquisitions

 (a) Savannah/Athens Exchange

On June 8, 1999, Triton completed an exchange of certain licenses with AT&T, transferring licenses to the Hagertown, MD and Cumberland, MD Basic Trading Areas ("BTAs") covering 512,000 potential customers in exchange for licenses to certain countries in the Savannah, GA and Athens, GA BTAs, which cover 517,000 potential customers. All acquired licenses are contiguous to Triton's existing service area. In addition, consideration of approximately $10.4 million in Holdings Series A and Series D preferred stock was issued to AT&T.

 (b) Norfolk Acquisition

On December 31, 1998, Triton acquired from AT&T (the Norfolk Acquisition) (i) an FCC license to use 20MHz of authorized frequencies to provide broadband PCS services throughout the entirety of the Norfolk, Virginia BTA and (ii) certain assets of AT&T used in the operation of the PCS system in such BTA for an aggregate purchase price of approximately $111 million. The excess of the aggregate purchase price over the fair market value of tangible net assets acquired of approximately $46.3 million was assigned to FCC licenses and is being amortized over 40 years. The build-out of the network relating to the Norfolk Acquisition, including the installation of a switch, has been completed.

The Norfolk Acquisition was funded through the use of proceeds from the Subordinated Debt offering (see note 11); the issuance of 134,813 shares of Holdings Series D preferred stock, valued at $14.6 million, and the issuance of 165,187 shares of Holdings Series C preferred stock valued at $16.5 million. In addition, 766,667 shares of Holdings Class A Common Stock were issued as anti-dilutive protection in accordance with a prior agreement among the Holdings shareholders.

                                TRITON PCS, INC.

          Period from March 6, 1997 (inception) to December 31, 1997, and years ended December 31, 1998 and 1999


 (c) Myrtle Beach Acquisition

On June 30, 1998, Triton acquired an existing cellular system (the Myrtle Beach System) which serves the South Carolina 5-Georgetown Rural Service Area (the SC-5) for a purchase price of approximately $164.5 million. The acquisition has been accounted for using the purchase method and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based upon management's best estimate of their fair value. The purchase price was allocated to FCC licenses of approximately $123.4 million; subscriber lists of approximately $20 million; fixed assets of approximately $24.7 million and other net assets of $3.8 million.

The Myrtle Beach Acquisition was funded through the use of proceeds from the Subordinated Debt offering and the issuance of 350,000 shares of Holdings Series C preferred stock valued at $35.0 million, to certain cash equity shareholders. In addition, 894,440 shares of Holdings common stock were issued as anti-dilutive protection in accordance with a prior agreement among the shareholders.

Results of operations after the acquisition date are included in the Statement of Operations from July 1, 1998. The following unaudited pro forma information has been prepared assuming that this acquisition had taken place on January 1, 1997. The pro forma information includes adjustments to interest expense that would have been incurred to finance the purchase, additional depreciation based on the fair market value of the property, plant and equipment acquired, and the amortization of intangibles arising from the transaction.

                     -----------------------
                        1997        1998
                     ----------- -----------
                            Unaudited
                     (Dollars in thousands)
       Net revenues  $    23,608 $    31,116
       Net loss      $    47,336 $    38,945

(5) Tower Sale

On September 22, 1999, Triton sold and transferred to American Tower Corporation ("ATC"), 187 of its towers, related assets and certain liabilities. The purchase price was $71.1 million, reflecting a price of $380,000 per site. Triton also contracted with ATC for an additional 100 build-to-suit towers in addition to its current contracted 125 build-to-suit towers, and the parties extended their current agreement for turnkey services for co-location sites through 2001. An affiliate of an investor has acted as Tritons financial advisor in connection with the sale of the personal communications towers.

Triton also entered into a master lease agreement with ATC, in which Triton has agreed to pay ATC monthly rent for the continued use of the space that Triton occupied on the towers prior to the sale. The initial term of the lease is for 12 years and the monthly rental amount is subject to certain escalation clauses over the life of the lease and related option. Annual payments under the operating lease are $2.7 million.

The carrying value of towers sold was $25.7 million. After deducting $1.6 million of selling costs, the gain on the sale of the towers was approximately $43.8 million, of which $11.7 million was recognized immediately, and $32.1 million was deferred and will be recognized over the operating leases term. As of December 31, 1999, $0.3 million have been amortized.

(6) Stock Compensation

In October 1997 Holdings granted 3,159,416 shares of restricted common stock to certain management employees. The shares are subject to five-year vesting provisions. At the issuance date, the estimated value of the shares was insignificant, and, accordingly, no deferred compensation was recognized.

In February 1998 Holdings granted 1,354,035 shares of restricted common stock to certain employees through a common stock trust intended for future grants to management employees and independent directors. Deferred compensation for

                                TRITON PCS, INC.

          Period from March 6, 1997 (inception) to December 31, 1997, and years ended December 31, 1998 and 1999 stock granted to employees of $0.3 million net of amounts forfeited for shares returned to the trust, was recorded in 1998 based on the estimated fair value at the date of issuance.

In June 1998 and December 1998 additional shares of 894,440 and 766,667, respectively were issued as anti-dilutive protection related to capital contributions received by Holdings for the Myrtle Beach and Norfolk transactions. Deferred compensation of $2.8 million and $2.3 million respectively, was recorded for stock granted to employees, including stock granted out of the trust, net of forfeitures. Deferred compensation was recorded based on the estimated value of the shares at the date of issuances.

In January 1999, Holdings granted, through the trust, 61,746 shares of restricted common stock to an employee and deferred compensation of $0.2 million was recorded. The shares are subject to five-year vesting provisions. In March 1999, an employee terminated employment with Triton and forfeited $0.1 million of deferred compensation and returned 74,095 shares to the trust.

On June 8, 1999, 109,222 additional shares were issued as anti-dilutive protection related to capital contributions received by Holdings in connection with the license exchange and acquisition transaction. The shares are subject to five-year vesting provisions. Deferred compensation of $1.2 million was recorded based on the estimated value of the shares at the date of issuance.

On June 30, 1999, Holdings granted, through the trust, 593,124 shares of restricted common stock to certain management employees. The shares are subject to five-year vesting provisions. Deferred compensation of $8.5 million was recorded based on the estimated fair value at the date of issuance.

On August 9, 1999, Holdings granted, through the trust, 356,500 shares of restricted common stock to certain management employees. These shares are subject to five-year vesting provisions. Deferred compensation of approximately $5.1 million was recorded based on the estimated fair value at the date of issuance.

In September 1999, Holdings sold to certain directors and an officer, subject to stock purchase agreements, an aggregate of 3,400 shares of Series C preferred stock for a purchase price of $100.00 per share. Compensation expense of $0.8 million was recorded based on the excess of the estimated fair value at the date of issuance over amounts paid

(7) Intangible Assets

                                       --------------------------------
                                         December 31,       Amortizable
                                           1998      1999         Lives
                                       --------  --------  ------------
                                             (Dollars in
                                              thousands)
       PCS Licenses                    $257,799  $277,969      40 years
       AT&T agreements                   26,026    26,026   10-20 years
       Subscriber lists                  20,000    20,000       5 years
       Bank financing                    10,994    12,504  8.5-10 years
       Trademark                            --         64      40 years
                                       --------  --------  ------------
                                        314,819   336,563
       Less: accumulated amortization    (6,552)  (21,025)
                                       --------  --------
       Intangible assets, net          $308,267  $315,538
                                       ========  ========

Amortization for the year ended December 31, 1998 and 1999 totaled $5.6 and $14.5 million, respectively.

                                TRITON PCS, INC.

          Period from March 6, 1997 (inception) to December 31, 1997, and years ended December 31, 1998 and 1999


(8) Short-Term Debt

 (a) Convertible Notes

At various dates in 1997, certain private equity investors provided $1.6 million in financing to L.L.C. in the form of convertible promissory notes. The notes originally bore interest at 14% annually, payable at maturity. On January 15, 1998, L.L.C. assigned the notes to Triton. Triton in conjunction with Holdings, and the noteholders subsequently negotiated a revised arrangement under which no interest would be paid on the notes, which became convertible into approximately $3.2 million worth of Holding's Series C preferred stock. The conversion of L.L.C. notes into Holdings equity occurred on February 4, 1998. The $1.6 million preferred return to the investors was accounted for as a financing cost during the period the notes were outstanding.

 (b) Noninterest-Bearing Loans

During 1997, Holdings Cash Equity Investors provided short-term financing in the form of $11.8 million noninterest-bearing loans. Pursuant to the Closing Agreement, such loans were converted to equity of Holdings as a reduction of the requirements of the initial cash contributions of the investors. No gain or loss was recognized on the conversion of the shares.

(9) Long-Term Debt

                                               -----------------
                                                 December 31,
                                                   1998     1999
                                               -------- --------
                                                  (Dollars in
                                                  thousands)
       Bank credit facility                    $150,000 $150,000
       Senior subordinated debt                 313,648  350,639
       Capital lease obligation                   2,322    5,274
                                               -------- --------
                                                465,970  505,913
       Less current portion of long-term debt       281    1,277
                                               -------- --------
       Long-term debt                          $465,689 $504,636
                                               ======== ========

The weighted average interest rate for total debt outstanding during 1998 and 1999 was 10.33% and 11.04%, respectively. The average rate at December 31, 1998 and 1999 was 10.16% and 12.38%, respectively.

(10) Bank Credit Facility

On February 3, 1998, Triton and Holdings (collectively referred to as the "Obligors") entered into a Credit Agreement with certain banks and other financial institutions, to establish a $425.0 million senior collateralized Bank Credit Facility (the "Facility"). On September 22, 1999, the Obligors entered into an amended agreement whereby the Facility was increased to $600.0 million. The Facility provides for (i) a $175 million Tranche A term loan, maturing August 2006, (ii) a $150 million Tranche B term loan, maturing May 2007, (iii) a $175 million Tranche C term loan, maturing August 2006, and (iv) a $100 million Revolving Facility, maturing August 2006.

The lenders' commitment to make loans under the Revolving Facility automatically and permanently reduce, beginning in August 2004, in eight quarterly reductions (the amount of each of the first two reductions, $5.0 million, the next four reductions, $10.0 million, and the last two reductions, $25.0 million). The Tranche A and Tranche C Term Loans are required to be repaid, beginning in February 2002, in eighteen consecutive quarterly installments (the amount of each of the first four installments, $4,375,000, the next four installments, $6,562,500, the next four installments, $8,750,000, the next four installments, $10,937,500, and the last two installments, $26,250,000). The Tranche B Term Loan is required to be repaid beginning in February 2002, in twenty-one consecutive quarterly installments (the amount of the first sixteen installments, $375,000, the next four installments, $7.5 million, and the last installment, $114.0 million).

                                TRITON PCS, INC.

          Period from March 6, 1997 (inception) to December 31, 1997, and years ended December 31, 1998 and 1999


Loans accrue interest, at the Obligor's option, at (i) (a) the LIBOR rate (as defined per the credit agreement) plus (b) the Applicable Rate (Loans bearing interest described in (i), "Eurodollar Loans") or (ii) (a) the higher of (1) the Administrative Agent's prime rate or (2) the Federal Funds Effective Rate (as defined per the Credit Agreement) plus 0.5%, plus (b) the Applicable Rate (Loans bearing interest described in (ii), "ABR Loans"). The Applicable Rate means, with respect to the Tranche B Term Loan, 2.00% per annum, in the case of an ABR Loan, and 3.00% per annum, in the case of a Eurodollar Loan, and, with respect to Tranche A and C Term Loans and the Revolving Facility, a rate between 0.0% and 1.25% per annum (dependent upon the Obligor's leverage ratio, or ratio of end-of-period debt to earnings before interest, taxes, depreciation, and amortization ("EBITDA")) in the case of an ABR Loan, and a rate between 1.00% and 2.25% per annum (dependent upon the Obligor's leverage ratio), in the case of a Eurodollar Loan. A per annum rate equal to 2% plus the rate otherwise applicable to such Loan will be assessed on past due principal amounts, and accrued interest payable in arrears.

The Facility provides for an annual commitment fee between .375% and .75% to be paid on undrawn commitments under the Tranche A and C Term Loans and the Revolver Facility (dependent upon the level of drawn commitments). The Obligor incurred commitment fees of approximately $2 million in both 1998 and 1999. Under the Facility, the Obligor must also fix or limit the interest cost with respect to at least 50% of its total outstanding indebtedness. At December 31, 1999, approximately 85% of the outstanding debt was fixed. At December 31, 1999 committed availability under the Facility was $450 million.

All obligations of the Obligor under the Facilities are unconditionally and irrevocably guaranteed by each existing and subsequently acquired or organized domestic subsidiary of the Company. Borrowings under the Facility, and any related hedging contracts provided by the lenders thereunder, are collateralized by a first priority lien on substantially all of the assets of the Company and each existing and subsequently acquired or organized domestic subsidiary of the Company, including a first priority pledge of all the capital stock held by Holdings, or any of its subsidiaries, provided that the pledge of shares of foreign subsidiaries may be limited to 65% of the outstanding shares of such foreign subsidiaries. The PCS Licenses will be held by one or more single purpose subsidiaries of the Company and will not be pledged to secure the obligations of the Company under the Facility, although the equity interests of such subsidiaries will be pledged thereunder. Each single purpose subsidiary will not be allowed, by the Company, to incur any liabilities or obligations other than the Bank Facility Guarantee issued by it, the security agreement entered into by it in connection with the Facility, and, in the case of any single purpose subsidiary established to hold real estate, liabilities incurred in the ordinary course of business of such subsidiary which are incident to being the lessee of real property of the purchaser, owner or lessee of equipment, and taxes and other liabilities incurred in the ordinary course in order to maintain its existence.

The Facility contains financial and other covenants, customary for a facility of this type, including covenants relating to the population covered by Triton's network, number of subscribers and level of service revenue generated, the amount of indebtedness that Triton may incur including customary representations, warranties, indemnities and conditions precedent to borrowing, limitations on dividends, distributions, redemptions and repurchases of capital stock, and events of default.

The Term Loans are required to be prepaid, and commitments under the Revolving Facility reduced, in an aggregate amount equal to (i) 50% of excess cash flow of each fiscal year commencing with the fiscal year ending December 31, 2001,
(ii) 100% of the net proceeds of asset sales, outside the ordinary course of business, or otherwise precluded, (iii) unused insurance proceeds, as defined per the Credit Agreement, (iv) 100% of net cash proceeds received from additional debt issuance, over and above the first $150.0 million (senior and/or subordinated) which Triton may subsequently incur pursuant to the build-out of its PCS network, and (v) 50% of the net cash proceeds received from additional equity issuances other than (1) in connection with certain Equity Commitments, and (2) in the case of (iv) and (v), if, after giving effect to such issuance(s), (a) Triton's ratio of senior debt to EBITDA is less than 5 to 1 and (b) Triton is in pro forma compliance with required Credit Facility covenants.

Loans under the Facility are available to fund capital expenditures related to the construction of Triton's PCS network, the acquisition of related businesses, working capital needs of Triton, subscriber acquisition costs, and other permitted

                                TRITON PCS, INC.

          Period from March 6, 1997 (inception) to December 31, 1997, and years ended December 31, 1998 and 1999 business activities, as defined per the Credit Agreement. All indebtedness under the Facility constitutes debt which is senior to Triton's 11% Senior Subordinated Discount Notes.

(11) Subordinated Debt

On May 7, 1998, Triton completed an offering (the "Offering") of $512 million of 11% Senior Subordinated Discount Notes ("the Notes"), pursuant to Rule 144A of the Securities Act of 1933, as amended. The net proceeds of the Offering (after deducting an Initial Purchaser's Discount of $9 million) were approximately $291 million.

Commencing on November 1, 2003, cash interest will be payable semiannually. Each Note was offered at an original issue discount. Although cash interest will not be paid prior to May 1, 2003, the original issue discount will accrue from the issue date to May 1, 2003.

Triton's publicly held notes may be redeemed at the option of Triton, in whole or in part, at various points in time after May 1, 2003 at redemption prices specified in the indenture governing the notes plus accrued and unpaid interest, if any.

The Notes are guaranteed on a joint and several basis by all of the subsidiaries of Triton but are not guaranteed by Holdings. The Guarantees are unsecured obligations of the guarantors, and are subordinated in right to the full payment to all senior debt of the guarantors, including all of their obligations under their guarantees of the Credit Facility.

Upon a change in control, each holder of the Notes may require Triton to repurchase such Holder's Notes, in whole or in part, at a purchase price equal to 101% of the accreted value thereof or the principal amount at maturity, as applicable, plus accrued and unpaid interest to the purchase date.

The debt principal begins to mature in 2003 and is fully repaid in 2008.

(12) Income Taxes

There was no income tax benefit recorded in 1999. The income tax benefit for the year ended December 31, 1998 consists of the following:

                   -----------------------
                   Current Deferred  Total
                   ------- -------- ------
       US Federal     $--    $7,054 $7,054
       State          $--    $  482 $  482
                      ----   ------ ------
                      $--    $7,536 $7,536

The income tax benefit differs from those computed using the statutory U.S. Federal income tax rate as set forth below:

                                                   ---------------
                                                     1998     1999
                                                   ------   ------
       U.S. Federal statutory rate                  35.00%   35.00%
       State income taxes, net of federal benefit    0.80%    0.00%
       Change in federal valuation allowance       (16.56%) (34.12%)
       Other, net                                   (0.53%)  (0.88%)
                                                   ------   ------
       Effective Tax Rate                           18.71%    0.00%
                                                   ======   ======

                                TRITON PCS, INC.

          Period from March 6, 1997 (inception) to December 31, 1997, and years ended December 31, 1998 and 1999


The tax effects of significant temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                               -----------------
                                                  1998      1999
                                               -------  --------
       Deferred tax assets:
       Non-deductible accrued liabilities      $ 1,049  $    411
       Capitalized startup costs                 2,736     2,176
       Deferred gain                               --     12,465
       Net operating loss carryforward          16,022    76,607
                                               -------  --------
                                                19,807    91,659
       Valuation allowance                      (8,506)  (66,684)
           Net deferred tax assets              11,301    24,975
                                               -------  --------
       Deferred liabilities Intangible assets   21,438    23,173
       Capitalized interest                      1,150     1,139
       Depreciation and amortization               376    12,326
                                               -------  --------
           Deferred tax liabilities             22,964    36,638
                                               -------  --------
       Net deferred tax liabilities            $11,663  $ 11,663
                                               =======  ========

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management believes it is more likely than not Triton will realize the benefits of the deferred tax assets, net of the existing valuation allowance at December 31, 1999.

(13) Fair Value of Financial Instruments

Fair value estimates, assumptions, and methods used to estimate the fair value of Triton's financial instruments are made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments. Triton has used available market information to derive its estimates. However, because these estimates are made as of a specific point in time, they are not necessarily indicative of amounts Triton could realize currently. The use of different assumptions or estimating methods may have a material effect on the estimated fair value amounts.

                              -------------------------------------
                                          December 31,
                                            1998               1999
                              ------------------ ------------------
                                       Estimated          Estimated
                              Carrying      fair Carrying      fair
                                amount     value   amount     value
                              -------- --------- -------- ---------
                                         (in thousands)
       Interest rate swaps         --        623      --      2,547
       Long-term debt:
       Subordinated debt       313,648   239,355  350,639   363,512
       Bank term loan          150,000   150,000  150,000   150,000
       Capital leases            2,322     2,322    5,274     5,274
       Marketable securities    23,612    23,612      --        --

The carrying amounts of cash and cash equivalents, accounts and notes receivable, bank overdraft liability, accounts payable and accrued expenses are a reasonable estimate of their fair value due to the short-term nature of the instruments.

                                TRITON PCS, INC.

          Period from March 6, 1997 (inception) to December 31, 1997, and years ended December 31, 1998 and 1999


The fair value of marketable securities is estimated based on quoted market prices. We did not hold any marketable securities at December 31, 1999. At December 31, 1998, marketable securities consisted of the following:

                                           --------------------------------
                                           Unrealized
                                                 Cost Fair value gain (loss)
                                           ---------- ---------- ----------
                                                    (in thousands)
       Available for sale securities:
       Debt securities due in one year or
        less                                  $23,612    $23,612        --

Long-term debt is comprised of subordinated debt, bank term loan, and capital leases. The fair value of subordinated debt is stated at quoted market value. The carrying amount of bank loans are a reasonable estimate of its fair value because market interest rate interest are variable. Capital leases are recorded at their net present value, which approximates fair value.

Triton enters into interest rate swaps to hedge against the effect of interest rate fluctuation on the variable portion of its debt. We do not hold or issue financial instruments for trading or speculative purposes. A 100 basis point fluctuation in market rates would not have a material effect on Triton's overall financial condition.

As of December 31, 1999 Triton had two interest rate swap transactions outstanding as follows:

       -------------------------------------------------------------------
                                    Fixed  Variable         Net
                  Term     Notional  Rate      Rate  Receivable Fair Value
       ---------------  ----------- -----  --------  ---------- ----------
       12/8/98-12/4/03  $35,000,000 4.805%     6.12%    $33,272 $1,154,014
       12/8/98-12/4/03  $40,000,000 4.760%     6.12%    $39,325 $1,393,070

As of December 31, 1999, the aggregate non-amortizing swap notional amount was $75 million. Triton pays a fixed rate and receives 3-Month USD-LIBOR-BBA. Net interest positions are settled quarterly. Swap counter-parties are major commercial banks.

Management believes that determining a fair value for Holdings preferred stock is impractical due to the closely held nature of these investments.

(14) Related-Party Transactions

Triton is associated with Triton Cellular Partners L.P. (Triton Cellular) by virtue of certain management overlap. As part of this association, certain costs are incurred on behalf of Triton Cellular and subsequently reimbursed to Triton. Such costs totaled $148,000, $482,000 and $2.2 million during 1997, 1998 and 1999, respectively. In addition, pursuant to an agreement between Triton and Triton Cellular, allocations for management services rendered are charged to Triton Cellular. Such allocations totaled $469,000 and $505,000 for 1998 and 1999, respectively. The outstanding balance at December 31, 1998 and 1999 was $951,000 and $1.0 million, respectively. Triton expects settlement of these outstanding charges during 2000.

In January 1998, we entered into a master service agreement with a related party pursuant to which the related party will provide Triton with radio frequency design and system optimization support services.

In February 1998, Triton entered into a credit facility for which affiliates of certain investors serve as agent and lenders. In connection with execution of the credit facility, the agent and lenders receive customary fees and expenses.

In May 1998, Triton consummated a private offering of senior subordinated notes. Affiliates of several cash investors were initial purchasers in the private offering and received a placement fee of $6.3 million.

                                TRITON PCS, INC.

          Period from March 6, 1997 (inception) to December 31, 1997, and years ended December 31, 1998 and 1999


(15) Commitments and Contingencies

 (a) Leases

Triton has entered into various leases for its offices, land for cell sites, cell sites, and furniture and equipment under capital and operating leases expiring through 2027. Triton has various capital lease commitments of approximately $5.3 million as of December 31, 1999. As of December 31, 1999, the future minimum rental payments under these lease agreements having an initial or remaining term in excess of one year were as follows:

                                                    -----------------
                                                    Operating Capital
                                                    --------- -------
                                                     (in thousands)
       2000                                          $ 21,755  $1,582
       2001                                            21,247   1,572
       2002                                            20,709   1,475
       2003                                            19,236   1,115
       2004                                             7,288     297
       Thereafter                                     116,754     --
                                                     --------  ------
           Total                                     $206,989   6,041
                                                    ========
       Interest expense                                           767
                                                              ------
       Net present value of future payments                     5,274
       Current portion of capital lease obligation              1,277
                                                              ------
                                                               $3,997
                                                               ======

Rent expense under operating leases was $3.0 million and $13.2 million for the year ended December 31, 1998 and 1999, respectively.

 (b) Litigation

Triton has been involved in litigation relating to claims arising out of its operations in the normal course of business. Triton does not believe that an adverse outcome of any of these legal proceedings will have a material adverse effect on Triton's results of operations.

(16) Preferred Stock and Shareholder's Equity

 (a) Capital Contributions

On February 4, 1998, pursuant to the Securities Purchase Agreement, Holdings issued $140.0 million of Series C Preferred Stock to certain institutional investors and management shareholders in exchange for irrevocable capital commitments aggregating $140.0 million. The Securities Purchase Agreement provided that the cash contributions be made to Holdings. Holdings directed that all cash contributions subsequent to the initial cash contributions be made directly to Triton. All contributions have been received as of December 31, 1999.

 (b) Initial Public Offering

On October 27, 1999, Holdings completed an initial public offering of shares of its Class A common stock and raised approximately $190.2 million, net of $16.8 million of costs. Affiliates of Affordable Housing Community Development Corporation and J.P. Morgan Investment Corporation, each of which beneficially owns more than 5% of the Company's stock, served as underwriters and received underwriter's fees in connection with the initial public offering.

                                TRITON PCS, INC.

          Period from March 6, 1997 (inception) to December 31, 1997, and years ended December 31, 1998 and 1999


(17) 401(K) Savings Plan

Triton sponsors a 401(k) Savings Plan which permits employees to make contributions to the Savings Plan on a pre-tax salary reduction basis in accordance with the Internal Revenue Code.

Substantially all full-time employees are eligible to participate in the next quarterly open enrollment after 90 days of service. Triton matches a portion of the voluntary employee contributions. The cost of the Savings Plan charged to expense was $65,000 in 1998 and $482,400 in 1999.

(18) Supplemental Cash Flow Information

                                                              ----------------
                                                                  1998    1999
                                                              -------- -------
                                                                (in thousands)
       Cash paid during the year for interest, net of
        amounts capitalized.                                  $  8,150 $ 4,111
       Non-cash investing and financing activities:
         Equipment acquired under capital lease obligation       2,529   3,456
         Capital contribution in connection with conversion
          of short-term debt to equity.                         13,362     --
         Issuance of Preferred stock in connection with
          Norfolk Acquisition                                   14,555     --
         Issuance of Preferred stock in connection with AT&T
          transaction net of deferred taxes                    100,947     --
         Issuance of Preferred stock in connection with
          Savannah/Athens Transaction                              --   10,432
         Capital expenditures included in accounts payable      21,027  26,145